As filed with the Securities and Exchange
Commission on October 8, 2002   Registration No._____

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM SB-2/A
AMENDMENT NO. 1

Registration Statement
Under the Securities Act of 1933

_____

MAC FILMWORKS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7822	74-2820999
(State or other juris-	(Primary Standard	(I.R.S. Employer
diction of incorporation	Industrial Classification	Identification
or organization)	Code Number)	Number)

Mr. Jim McCullough, Sr.
Mac Filmworks, Inc.   Mac Filmworks, Inc.
9464 Mansfield Road, Suite A-1   9464 Mansfield Road, Suite A-1
Shreveport, Louisiana 71118   Shreveport, Louisiana 71118
       (318) 687-8785   (318) 687-8785
(Address and telephone number   (Name, address and telephone number
of principal executive offices)   of agent for service)

Copies to:
Thomas C. Pritchard
Brewer & Pritchard, P.C.
Three Riverway, Suite 1800
Houston, Texas 77056
Phone (713) 209-2950

_____

     Approximate date of commencement of proposed sale to the public: As
soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered
on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act, check the following box. [X]

     If this Form is filed to register additional securities for an offering
pursuant to Rule 462(b) under the Securities Act, check the following box
and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration
statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d)
under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration
statement for the same offering.   [   ]

     If delivery of this prospectus is expected to be made pursuant to Rule
434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE
Units, each consisting of	250,000	$ 1.00	$ 250,000	$ 62.50 (2)
(a) one share of common stock. . . .	250,000		--	--
(b) one Class A common stock purchase warrant, and	250,000	--	--	--
(c) one share of common stock underlying each Class A warrant .	250,000	$ 2.00	$ 500,000	$ 125.00 (2)
(d) one Class B common stock purchase warrant, and	250,000	--	--	--
(e) one share of common stock. . . underlying each Class B warrant .	250,000	$ 3.00	$ 750,000	$ 187.50 (2)
(f) one Class C common stock purchase warrant, and	250,000	--	--	--
(e) one share of common stock. . . underlying each Class C warrant .	250,000	$ 4.00	$ 1,000,000	$ 92.00
TOTAL			$ 2,500,000	$ 467.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2) The registration fees for the shares of common stock underlying the Unit and the shares of common stock underlying the Class A and Class B warrants were paid previously.

_____

The registrant amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated October 8, 2002

Preliminary Prospectus

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Mac Filmworks, Inc.

250,000 Units

     This is our initial public offering of 250,000 units at a price of $1.00 per unit. Each unit consists of one share of common stock and three redeemable warrants, each to purchase one share of common stock. The common stock and the warrants included in the units are separately transferable at any time after the date of this prospectus.

     The units will be offered on a best efforts minimum/maximum basis with a minimum offering of 100,000 units or $100,000, and a maximum offering of 250,000 units or $250,000. We have retained _____ to assist us in offering and selling the units.

     All proceeds from the sale of the first 100,000 units will be placed in a non-interest bearing escrow account. If we are unable to sell the minimum amount, we will return your funds to you promptly without interest. The offering will close upon the sale of all 250,000 units or 90 days from the date of this prospectus, unless extended for an additional 90 days by the underwriter and our board of directors.

     The units, common shares, and warrants are not currently traded on any exchange, NASDAQ or on the OTC Electronic Bulletin Board. We intend to apply for listing of the common shares and the warrants on the OTC Electronic Bulletin Board.

	Price to Investors	Sales Commissions	Proceeds to Mac Filmworks
Per Unit	$ 1.00	$ 0.15	$ 0.85
Minimum Offering	$ 100,000	$ 15,000	$ 85,000
Assuming Sale of 175,000 Units	$ 175,000	$ 26,250	$ 148,750
Maximum Offering	$ 250,000	$ 37,500	$ 212,500

The table above does not include offering expenses estimated at $15,000.
                    _____

     This investment involves a high degree of risk. You should purchase the units only if you can afford a complete loss of your investment. We urge you to read the Risk Factors section beginning on page 5 along with the rest of this prospectus before you make your investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

<PAGE>

The date of this prospectus is _____, 2002

Table of Contents

                          Prospectus summary

     To understand this offering fully, you should read the entire
prospectus carefully, including the Risk Factors section beginning on page 5
and the financial statements.

                        Mac Filmworks, Inc.

     We are a development stage entertainment company that intends to market
and distribute motion picture features, made-for-television movies, animated
children's films and cartoons to consumers through various sources. We
currently own 190 copyrighted films and 806 public domain films and
television programs.   In addition, we have options to acquire 62
copyrighted and 708 public domain films and television programs, which will
expire in August 2003. We do not currently have the necessary capital to
exercise either option, however, we intend to acquire 70 films with the
proceeds from this offering.

     The majority of our properties are in the public domain. Public domain
properties are films or television programs that are no longer under
copyright protection. Though we own or have rights broadcast-quality master
tapes of our public domain properties, we will be unable to assert our
exclusive right to license or distribute them and may have no recourse
against others who also seek to market and distribute these properties.

     If we sell the minimum amount, 175,000 Units, or the maximum amount, we
believe we will have sufficient capital for operations for approximately
three months, five months and seven months, respectively. We have generated
no revenues since inception and have had net operating losses of
approximately $1,988,051 from inception through June 30, 2002. Our current
operations are limited to maintaining our current assets and raising
capital. At the close of this offering we intend to begin the marketing and
distribution of our properties.

     Our principal executive offices are located at 9464 Mansfield Road,
Suite A-1, Shreveport, Louisiana 71118, and our phone number is (318)
687-8785. All references to we, our, or us, refer to Mac Filmworks, Inc., a
Delaware corporation, and our subsidiary, Mac Filmworks, Inc., a Texas
corporation.

                              1

<PAGE>
                              The Offering

Securities offered. . . . . We are offering a minimum of 100,000 units and a
                            maximum of 250,000 units at a price of $1.00 per
                            unit. Each unit consists of one share of common
                            stock and three stock purchase warrants. Each
                            warrant gives the holder the right to purchase
                            one share of common stock.

Description of warrants . . The warrants will be exercisable at any time,
                            until they expire three years from the closing
                            date of the offering. The Class A warrants,
                            Class B warrants and Class C warrants entitle
                            the holder to purchase one share of common stock
                            at a price equal to $2.00, $3.00, and $4.00 per
                            share, respectively.   We may redeem some or all
                            of the outstanding warrants on 30 days prior
                            written notice at a redemption price of $0.05
                            per warrant, provided that the closing high bid
                            price of our common stock has exceeded the
                            exercise price of the warrants by 200% for at
                            least 30 consecutive trading days and we have in
                            effect a current registration statement
                            registering the sale of shares of common stock
                            issuable upon exercise of the warrants. The
                            Class A warrants, Class B warrants and Class C
                            warrants are collectively referred to as the
                            "warrants" and are identical in all respects
                            other than their exercise prices.

Common Stock Outstanding as of June 30, 2002

Before the offering, assuming
no conversion of securities. . . . . 10,654,658 shares.

After the offering assuming
sale of the minimum units. . . . . 10,754,658 shares

After the offering assuming
sale of the maximum units. . . . . 10,904,658 shares.

Warrants Outstanding as of June 30, 2002

Before the offering   None.

After the offering assuming   100,000 of each of the Class A warrants,
sale of the minimum units   Class B warrants, and Class C warrants.

After the offering assuming   250,000 Class A warrants, 250,000 Class
sale of the maximum units   B warrants and 250,000 Class C warrants.

                              2

<PAGE>

Use of Proceeds; Market for Securities

Use of proceeds . . Assuming we raise the minimum amount, we will receive net proceeds of approximately $70,000 after payment of sales commissions and offering expenses. We intend to use the net proceeds for the following purposes:

- $9,000 for payment of existing debts;
- $18,500 for marketing expenses;
- $20,000 to purchase 70 films from Saturn Productions; and
- $22,500 for working capital expenses.

Assuming we sell 175,000 units, we will receive net proceeds of approximately $133,750 after payment of sales commissions and offering expenses. We intend to use the net proceeds for the following purposes:

- $20,000 to purchase 70 films from Saturn Productions;
- $30,000 for payment of existing debts;
- $40,000 for marketing expenses; and
- $43,750 for working capital expenses.

Assuming we raise the maximum amount, we will receive approximately $197,500 after the payment of sales commissions and offering expenses. We intend to use the net proceeds for the following purposes:

- $20,000 to purchase 70 films from Saturn Productions;
- $50,000 for payment of existing debts;
- $60,000 for marketing expenses; and
- $67,500 for working capital.

The allocation of net proceeds to these uses is our best estimate. Our board of directors has the discretion to determine the use of a substantial portion of the net proceeds of the offering. For a more detailed description of the existing debts to be paid, please see the "Use of Proceeds" section on page 11.

Market for our securities. . . There is currently no market for the units, common stock, or warrants. We have applied for listing of the common stock and warrants on the OTC Bulletin Board.

3

<PAGE>

Summary Financial Information

The following financial information is derived from our audited financial statements for the fiscal years ended December 31, 2001 and 2000 and the unaudited financial statements for the six-month period ended June 30, 2002 and 2001.

<TABLE>
<CAPTION>

| | YEAR ENDED DECEMBER 31, | | SIX MONTHS ENDED JUNE 30, | |
STATEMENT OF OPERATIONS DATA:	2001	2000	2002	2001
<S>	<C>	<C>	<C>	<C>
Revenues	$ -	$ -	$ -	$ -
General and administrative expenses.	239,943	266,198	53,944	136,270
Depreciation and amortization. . . .	2,177	1,088	1,088	1,088
Interest expense	58,606	53,284	31,342	28,661
Net earnings/(loss).	(307,926)	(327,770)	(89,974)	(169,619)
Net loss per common share.	(.03)	(.04)	(.01)	(.02)
</TABLE>

| | YEAR ENDED DECEMBER 31, 2001 | SIX MONTHS ENDED JUNE 30, 2002 |
BALANCE SHEET DATA:		
Working capital (deficit)	$ (1,234,486)	$ (1,314,772)
Total assets	687,248	689,217
Notes payable for film library purchases.	711,730	743,019
Amounts due to related parties. . . .	217,259	250,272
Accrued officer salary.	268,000	310,000
Stockholders' equity/(deficit). . . .	(547,421)	(633,795)

4

Risk Factors

Any investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our securities.

You will have to make your investment decision on this limited operating history, which may not be representative of our future operations.

We were incorporated in October 1997. Since inception we have conducted minimal operations. Thus, we have a limited operating history for you to analyze or to aid you in making an informed judgment concerning the merits of an investment in our securities. We may not be able to successfully generate revenues, operate profitably, or make any distributions to the holders of our securities. Any investment in our securities should be considered a high risk investment because you will be placing funds at risk in an unseasoned start-up company with unforeseen costs, expenses, competition and other problems to which start-up ventures are often subject.

We will be dependent on our ability to raise additional capital. If we are unable to raise additional capital, we will not be able to fund future operations and may have to cease operations.

To execute our business strategy, we require more capital than we currently have or that we may raise through this offering. As of September 30, 2002, we had limited reserves. We do not currently generate any revenue and may not generate any revenue in fiscal 2002 or in the future. With limited cash reserves and without any current sources of internal liquidity, we have had to limit our operations to maintaining our office and films and attempting to raise additional capital.

We believe we will need a minimum of approximately $75,000 per month to execute our business plan of marketing, distributing approximately 200 films at one time. Because this amount is significantly more than we are attempting to raise in this offering, we initially intend to limit our operations to marketing, distributing, and licensing select titles from our library which we believe are our most marketable films. We intend to execute this strategy on a monthly operating budget of approximately $14,000 per month if we sell the minimum amount, or approximately $17,000 if we sell 175,000 units or the maximum amount.

If we sell the minimum amount, 175,000 units or the maximum amount, we believe that we will have capital sufficient to fund marketing and working capital expenses for approximately three months, five months and seven months from the date the proceeds are released from escrow, respectively. In any case, however, we may require additional external funds at an earlier date if operating expenses are greater than anticipated. If we are unable to raise additional capital in the future, we may have to curtail any operations, cease conducting business, or bring cash flows into balance by some other method.

We have issued promissory which require significant payments to be made by August 31, 2003. We have not created a sinking fund for the repayment of those notes, and if we are unable to generate significant revenues or raise additional proceeds, we will likely default on the payment of the notes.

In August and September 1997, we issued five promissory notes in connection with the purchase of our film libraries for aggregate principal balance of $544,500. Principal payments of the notes, which were originally due in 1998 and 1999, with interest accruing on each at 8% per annum, have been extended annually since 1998 since we were unable to make the required interim payments.

<PAGE>

We have made interest payments on the notes in order to extend their maturity dates. As of June 30, 2002, the notes had accrued interest in the aggregate amount of approximately $189,379. In August and September 2003, we must pay the notes in full which we estimate be approximately $780,000. We have not created any fund for repayment of the notes. We have not generated any revenues to date and we may never generate revenues, although we have sold an option to acquire the distribution rights to one of our films for $5,000. Since we do not intend to use the proceeds from this offering to make any payments on the notes, we must raise additional capital to make such payments. We have no commitments for such funding, and we can provide no assurance that we will be able to raise such funding on favorable terms, if at all, or be able to renegotiate any extensions or modifications to the notes.

If we are unable raise additional funding or to renegotiate an extension or modification to the notes, we will default on the notes and may be required to cease operations and/or file for Chapter 11 bankruptcy protection. Although we are legally obligated to make payment on the notes, there is no assurance that we will be financially able to do so, and it should be assumed that if we are not able to raise additional proceeds prior to maturity, we will not be able pay the notes in full.

We depend on the services of Jim McCullough and the loss of his services could have a material adverse effect on our ability to continue operations.

Our success is dependent upon, among other things, the experience and abilities of Jim McCullough, Sr. Mr. McCullough has extensive experience, business contacts, and knowledge of the film production and distribution industry. Mr. McCullough is our chairman, chief executive officer, chief accounting officer and is solely responsible for our sales, marketing and product development. Mr. McCullough is currently 73 years of age. In January 2001, we entered into a three-year employment agreement with Mr. McCullough. We do not maintain key-man life insurance on Mr. McCullough's life. The loss of Mr. McCullough's services for any reason could have a material adverse effect on our ability to continue operations.

Members of our management team may have conflicts of interest with Mac Filmworks. If Mr. McCullough does not disclose a conflict of interest to Mac Filmworks and a business opportunity is taken from us, our business may suffer.

Our strategy to distribute and market our entertainment libraries and acquire additional film libraries may raise potential conflicts of interest between Mac Filmworks and our president and chairman, Jim McCullough. In addition to being an officer and director of Mac Filmworks, he is the president and principal shareholder of Triad Family Media, Inc., a business involved in the licensing and distribution of motion picture films.

From time to time, Mr. McCullough may become aware of investment and business opportunities and may be faced with the issue of whether to involve Mac Filmworks in such a transaction. Mr. McCullough may have conflicts in the event that Triad actively seeks the acquisition of properties and business that are identical or similar to those that Mac Filmworks might seek. If at any time Mac Filmworks and Triad are simultaneously seeking business opportunities, Mr. McCullough may face the conflict of whether to submit a potential business acquisition to Mac Filmworks or to Triad.

We have not established formal guidelines or procedures for resolving potential conflicts between Mac Filmworks and our management, except to impose an affirmative obligation to disclose any conflicts to our shareholders and the board of directors, and to contractually limit his involvement in other competitive businesses to no more than ten percent of his daily involvement. His failure to resolve conflicts of interest in favor of Mac Filmworks may result in his being liable to Mac Filmworks.

<PAGE>

We are in a competitive industry with several companies with greater
Financial and technical resources, which may affect our ability to generate
revenue.

     We compete in a highly competitive industry which is dominated by
several large media companies, such as AOL Time Warner, Walt Disney Company,
and Sony/Columbia, among others. In addition, we will compete with many
smaller film and television distribution companies who own and/or distribute
their properties. Both our larger competitors as well as most of the
smaller competitors have significantly greater financial, technical,
marketing and human resources than we do, which will make it difficult for
us to compete. These competitors are able to devote greater resources than
we can to the development, promotion and distribution sale of their products
and respond more quickly than we can to new technologies or changes in
customer preferences. Though we may never be able to compete with our
largest competitors, our ability to compete with the smaller competitors
will depend on our ability to quickly and efficiently develop, market and
distribute our products. If we are unable to effectively execute this
strategy, we may have difficulty generating revenue sufficient to support
our operations and creating and establishing a market presence in our
industry.

Our entertainment library may not appeal to mass audiences, which may
negatively affect our ability to generate revenue.

     We currently own 190 copyrighted films and 806 public domain films,
made-for-television movies, animated features and cartoons in our library.
Of the 996 titles in our library, approximately 70% were released prior to
1948.

     Dependence on our entertainment library poses a significant risk in the
event problems are encountered with respect to the audience tastes, cost of
the product, or other competitive products that reduce demand for our
products. We can provide no assurance successfully instituting our
marketing plan will lead to market acceptance. If our films and television
properties do not appeal to consumers' tastes, we may not generate
sufficient revenue to cover related expenses, which may have a material
adverse effect on our business and on your investment.

If consumers spend less on entertainment-related goods and services, we may
have difficulty generating revenues or becoming profitable.

     Our business opportunities are directly dependent upon the level of
consumer spending on home entertainment products and other related products,
a discretionary spending item. In addition, our success depends upon a
number of factors relating to consumer spending, including future economic
conditions affecting disposable consumer income such as employment, business
conditions, interest rates, and tax rates. Consumer spending in general or
spending in the home entertainment market in particular may decline, which
would likely have a direct effect on our ability to generate revenue.

Our entertainment library may be damaged or destroyed if we or any other
company which maintains custody of portions of our library fail to properly
care for and preserve our properties.

     Film negatives, often referred to as masters, must be properly cared
for and stored at the appropriate conditions. We currently store
approximately 130, or 13% of our films at our facility in Shreveport. The
remaining films are currently being cared for and are in the custody of the
companies from which we purchased the films. We do not have general
liability insurance to cover the loss or damage on any of our films. Any
errors or failures to properly care for any of our films could result in the
loss, damage or destruction to those properties, which may have a material
adverse effect on our operations.

<PAGE>
Our ability to generate revenues on public domain properties may be
adversely effected if third parties market and distribute these properties.

     Of the 996 properties we own, 190 properties are copyrighted and 806
are in the public domain. In addition, of the 770 films we have the option
to acquire, 708 are public domain films, and 62 films are copyrighted. A
film enters the public domain when (1) the initial copyright expires without
renewal for a second term, or both terms have expired or (2) the copyright
notice was defective or missing from the work and no efforts were made to
cure the omission. It is possible and likely that several of our public
domain properties that we decide to market and distribute are either
currently being distributed by or will eventually be distributed by third
parties. Although we have valid title and own public domain masters, our
ownership rights as to these properties will not be exclusive by definition.

     In connection with the public domain properties we have title, we do
not have copyright protection and are unable to assert our exclusive right
to license or distribute these properties. While we may market, distribute
and sell the public domain titles in which we have title, we will be unable
to prevent third parties from exploiting the same titles. If third parties
are able to more effectively market any public domain titles, we may not be
able to generate revenues sufficient to make the marketing and distribution
of those titles profitable.

You may have difficulty selling any securities you buy in this offering if
an active trading market for our common stock or warrants does not develop
or continue after this offering.

     Before this offering, no public market has existed for our common stock
or warrants and an active trading market may not develop. We intend to
apply for listing of our common stock and the warrants underlying the units
on the OTC Electronic Bulletin Board. However, we cannot assure that our
application for listing will be accepted or that we will be able to maintain
the listing in the future. Even if our stock or warrants is listed, that
does not guarantee that an active trading market for our common stock will
develop and continue after this offering.

Your investment may suffer if the proceeds of this offering are not spent
effectively.

     We estimate that the net proceeds from this offering will be $70,000,
$133,750, and $197,500, if we sell the minimum amount, 175,000 units, and
the maximum amount, respectively, after deducting underwriter's fees and
commissions and offering expenses. We intend to use a substantial portion
of the net proceeds for:

     -    payment of existing debts;
     -    purchase 70 films from Saturn Productions currently under option;
     -    marketing expenses; and
     -    working capital and other general corporate purposes.

     These are general categories, and expenditures within each category may
vary depending on future events. Consequently, our board of directors and
management may apply much of the net proceeds of this offering to uses you
may not consider desirable. The failure of management to apply these funds
effectively could have a material effect on our ability to continue
operations.

We intend to spend a significant portion of the proceeds of this offering to
pay existing debts and will not be used to fund current or future
operations.

     We have estimated that we will use $10,000, $30,000, or $50,000, or
approximately 13%, 22%, 30% of the net proceeds from this offering to pay
existing debts, assuming we sell the minimum amount, 175,000 units, or the

<PAGE>
maximum amount, respectively. The funds used to pay existing debts will not
be used to fund the growth of our business.

The book value of the securities purchased in this offering will be
substantially less than the purchase price of the units.

     The initial public offering price of our units is substantially higher
than the pro forma net tangible book value per share of our outstanding
common stock immediately after the offering. If you purchase common stock
in this offering you will incur immediate and substantial dilution.

     The price of our units was determined by our board of directors and is
not based on an independent valuation of our assets or other recognized
criteria of investment value, such as book value, cash flow, earnings, or
financial condition. The price, therefore, does not indicate that the units
or securities underlying the units have a value or can be resold. We cannot
assure you that if a trading market develops in our common stock or warrants
that they will trade at prices in excess of the initial purchase price of
the units at any time.

Sales of additional shares of our common stock into the public market may
cause our stock price to fall. If the price of our common stock falls, the
value of your investment will decrease and we may experience greater
difficulty attempting to raise additional capital.

     Once the shares of common stock underlying the units sold in this
offering are eligible for resale in the open market, which could occur while
we are still selling units directly to investors in this offering, trading
prices for the shares could fall below the offering price of the units. In
such event, we may be unable to sell the units to investors, which would
negatively impact the offering. As a result, our planned operations would
suffer from inadequate working capital.

     In addition, sales of substantial amounts of our common stock in the
public market after this offering is completed could adversely affect the
prevailing market price of our common stock. Sales of substantial amounts
of common stock in the public market, or the perception that sales could
occur, could adversely affect the prevailing market price for the common
stock and could impair our ability to raise capital through a public
offering of equity securities.

We do not expect to pay dividends on our common stock.

     All earnings will be retained for our use in the operation of our
businesses. Accordingly, we do not anticipate that we will pay dividends on
our common stock in the future. See "Dividend Policy." Accordingly,
investors should not expect to earn any income from their investment in the
units until they sell the securities underlying the units, which sale may be
at a loss or unable to be effectuated.

A current prospectus and state registration is required to exercise
warrants. If we do not maintain a current prospectus or register the shares
of common stock underlying the warrants in a state in which you reside, we
may not be able to issue you shares of common stock upon the exercise of
those warrants.

     Investors may never be able to exercise their warrants and receive the
additional shares of common stock underlying those warrants because of
regulatory burdens that we may not be able to afford or surmount.

     We will be able to issue shares of common stock upon exercise of the
warrants only if there is a current prospectus relating to such common stock
under an effective registration statement filed with the SEC and only if
such shares of common stock are qualified for sale or exempt from

<PAGE>

qualification under applicable state securities laws of the jurisdictions in which the various warrant holders reside. We may not be able to do so.

Although the units will not knowingly be sold to purchasers in jurisdictions in which the units are not registered or otherwise qualified for sale, purchasers may buy warrants in the after market or may move to jurisdictions in which the common stock issuable upon exercise of the warrants is not so registered or qualified. In this event, we would be unable to issue shares of common stock to those warrant holders upon exercise of the warrants unless and until the common stock issuable upon exercise of the warrants is qualified for sale or exempt from qualification in jurisdictions in which the holders reside. Accordingly, the warrants may be deprived of any value if a then current prospectus covering the common stock issuable upon exercise of the warrants is not effective pursuant to an effective registration statement or if such common stock is not qualified or exempt from qualification in the jurisdictions in which the warrant holders reside. We may not be able to effect any required registration or qualification.

The escrow agent may hold your funds for up to 180 days from the date of this prospectus and then return them to you, without interest.

The escrow agent will hold the funds deposited in the escrow account until either the condition to release the funds is fulfilled or the expiration date of the offering. As a result, it is possible that the escrow agent could hold the funds in escrow for up to 180 days from the date of this prospectus. On that date, the escrow agent would be required to return the funds in the escrow account to you without interest or deduction if we have not sold 100,000 units.

Penny stock rules could make it hard to resell your shares.

Our common stock does not meet the listing requirements for any trading market other than the OTC Bulletin Board. The OTC Bulletin Board may not approve our listing. Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of Mac Filmworks, and lower prices for Mac Filmworks' securities than might otherwise be attained.

In addition, the "penny stock" rules limit trading of securities not traded on NASDAQ or a recognized stock exchange, or securities which do not trade at a price of $5.00 or higher, in that brokers making trades in those securities must make a special suitability determination for purchasers of the security, and obtain the purchaser's consent prior to sale. The application of these rules may make it difficult for purchasers in this offering to resell their shares.

A special note regarding forward-looking statements contained in this prospectus.

Some of the statements contained in this prospectus, in particular the risk factors, management's discussion and analysis of financial condition and plan of operations, and business sections, discuss future expectations, contain projections of results of operation or financial condition or state other forward- looking information. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

   - the success or failure of our efforts to implement our business strategy;
   - our ability to raise sufficient capital to meet operating requirements;

<PAGE>
  - the uncertainty of consumer demand for our services;
  - our ability to protect our intellectual property rights;
  - our ability to compete with major established companies; and
  - other risks which may be described in future filings with the SEC.

     We do not promise to update forward-looking information to reflect
actual results or changes in assumptions or other factors that could affect
those statements.

                            Use of Proceeds

Minimum Amount Sold

     If we sell the minimum number of units, we will receive estimated net
proceeds of $70,000. We anticipate that the estimated net proceeds will be
expended as follows:

        - $9,000 for payment of existing debts;
        - $18,500 for marketing expenses;
        - $20,000 to purchase 70 films from Saturn Productions; and
        - $22,500 for working capital expenses.

     Of the $27,500 we intend to allocate for the payment of existing debts,
we intend to pay (1) $9,000 to pay balances on a credit card, and (2)
$18,500 to make partial payments on loans made by our chief executive
officer and his affiliates. The loans made by our chief executive officer
and his affiliates have not accrued any interest. The balance on the credit
card accrues interest at a rate of approximately 18% per annum.

175,000 Units Sold

     If we sell 175,000 units, we will receive estimated net proceeds of
$133,750. We anticipate that the estimated net proceeds will be expended as
follows:

        - $20,000 to purchase 70 films from Saturn Productions; and
        - $30,000 for payment of existing debts;
        - $40,000 for marketing expenses; and
        - $43,750 for working capital.

     Of the $30,000 we intend to allocate for the payment of existing debts,
we intend to pay (1) $9,000 to pay balances on a credit card, and (2)
$21,000 to make partial payments on loans made by our chief executive
officer and his affiliates.

Maximum Amount Sold

     If we sell the maximum number of units, we will receive estimated net
proceeds of $197,500. We anticipate that the estimated net proceeds will be
expended as follows:

        - $20,000 to purchase 70 films from Saturn Productions; and
        - $50,000 for marketing expenses
        - $60,000 for payment of existing debts; and
        - $67,500 for working capital.

                                  11

<PAGE>

     Of the $60,000 we intend to allocate for the payment of existing debts,
we intend to pay (1) $9,000 to pay balances on a credit card, and (2)
$51,000 to make partial payments on loans made by our chief executive
officer and his affiliates.

     The foregoing represents our best estimate of the allocation of the
proceeds of the offering based upon the present state of our business,
operations and plans, and current business conditions. Our board of
directors will have broad discretion to determine the use of a substantial
portion of the proceeds of the offering.

                        Determination of offering price

     There is no market for our securities. The initial offering price was
arbitrarily determined by our board of directors, and bears no relationship
whatsoever to our assets, earnings, book value or any other objective
standard of value. Among the factors we considered are the lack of
operating history of Mac Filmworks, the proceeds to be raised by the
offering, the amount of capital to be contributed by the public in
proportion to the amount of stock to be retained by present stockholders,
our relative capital requirements, and the current market conditions in the
OTC Electronic Bulletin Board.

                                Dividend Policy

     We have not declared or paid cash dividends on our common stock to
date. Our current policy is to retain earnings, if any, to provide funds
for operating and expansion of our business. This policy will be reviewed
by our board of directors from time to time in light of our earnings and
financial position.

                                   Dilution

     The difference between the initial public offering price and the net
tangible book value per share of common stock after this offering
constitutes the dilution to investors in the offering. Net tangible book
value per share is determined by dividing total tangible assets less total
liabilities by the number of outstanding shares of common stock.

     The tables below assume that the value of the units is allocated
entirely to the shares underlying the units and not the warrants.

     As of June 30, 2002, the net tangible book value of our common stock
was $(633,795) or $(0.06) per share. Without taking into account any
changes in net tangible book value after June 30, 2002, other than to give
effect to the sale of a minimum of 100,000 units, 175,000 units, and a
maximum of 250,000 units offered, the net tangible book value of our common
stock (prior to offering expenses and sales commissions) would be
approximately $(0.05) per share, $(0.04) per share, and $(0.03) per share,
respectively. The following table illustrates this per share dilution:

<PAGE>

	Minimum Offering	Sale of 175,000 Units	Maximum Offering
	--------	--------	--------
Offering price per share	$ 1.00	$ 1.00	$ 1.00
Net tangible book value per share of outstanding common stock prior to the offering	(0.06)	(0.06)	(0.06)
Increase attributable to new investors . .	0.01	0.02	0.03
Net tangible book value per share of outstanding common stock after the offering	(0.05)	(0.04)	(0.03)
	--------	--------	--------
Per share dilution to new investors. . . .	$ 1.05	$ 1.04	$ 1.03
	========	========	========

If we sell the minimum number of units, investors in this offering will be contributing approximately 7.0% of the total capital consideration to Mac Filmworks but will receive only 0.9% of our shares outstanding. If we sell 175,000 units, investors in this offering will be contributing approximately 11.7% of the total capital consideration to Mac Filmworks but will receive only 1.6% of our shares outstanding. If we sell the maximum number of units, investors in this offering will be contributing approximately 15.9% of the total capital consideration to Mac Filmworks but will receive only 2.3% of our shares outstanding.

In the aggregate, purchasers in this offering will bear a greater risk of loss than our current stockholders. The following tables sets forth, as of March 31, 2002, the total number of shares of common stock purchased from Mac Filmworks, the total consideration recorded and the average price per share for the existing holders of our common stock. The total consideration paid was taken prior to deduction of expenses.

Minimum Offering
100,000 Units

	Shares Purchased		Total Consideration		Average price
	Number	Percent	Amount	Percent	per share
	----------	-------	----------	-------	---------
Existing shareholder	10,654,658	99.1%	$1,321,856	93.0%	$0.12
New shareholder	100,000	0.9%	$ 100,000	7.0%	$1.00
	----------	-------	----------	-------	---------
Total	10,754,658	100.0%	$1,421,856	100.0%	$0.13
	==========	=======	==========	=======	=========

Sale of
175,000 Units

	Shares Purchased		Total Consideration		Average price
	Number	Percent	Amount	Percent	per share
	----------	-------	----------	-------	---------
Existing shareholder	10,654,658	98.4%	$1,321,856	88.3%	$0.12
New shareholder	175,000	1.6%	$ 175,000	11.7%	$1.00
	----------	-------	----------	-------	---------
Total	10,829,658	100.0%	$1,496,856	100.0%	$0.14
	==========	=======	==========	=======	=========

<PAGE>

Maximum Offering
250,000 Units

	Shares Purchased Number	Shares Purchased Percent	Total Consideration Amount	Total Consideration Percent	Average price per share
Existing shareholder	10,654,658	97.7%	$1,321,856	84.1%	$0.12
New shareholder	250,000	2.3%	$ 250,000	15.9%	$1.00
Total	10,904,658	100.0%	$1,571,856	100.0%	$0.14

Capitalization

The following table sets forth actual capitalization as of June 30, 2002, on an unaudited basis, on (1) an as-adjusted basis to give effect to the sale of a minimum of 100,000 units in the offering and the application of the gross proceeds from such units, and on (2) an as-adjusted basis to give effect to the sale of a maximum of 250,000 units in the offering and the application of the gross proceeds from the units. This table should be read in conjunction with "Management's discussion and analysis of financial condition or plan of operation" and the Financial Statements included in this prospectus.

<TABLE>
<CAPTION>

	From October 1997 (Inception) through June 30, 2002			
	Actual	Minimum Offering	Sale of 175,000 Units	Maximum Offering
<S>	<C>	<C>	<C>	<C>
Common Stock, $.0001 par value, 50,000,000 shares authorized; 10,654,658, 10,754,658, 10,829,658 and 10,904,658 shares issued and outstanding, respectively	$ 1,065	$ 1,075	$ 1,083	$ 1,090
Preferred Stock, $.0001 par value, 10,000,000 Shares authorized, no shares outstanding	--	--	--	--
Retained Earnings	--	--	--	--
Additional paid-in capital	1,351,191	1,453,181	1,528,173	1,603,166
Accumulated deficit	(1,988,051)	(1,988,051)	(1,988,051)	(1,988,051)
Total stockholders' equity (deficit)	$ (633,795)	$ (533,795)	$ (458,795)	$ (383,795)

</TABLE>

14

<PAGE>
                Management's Discussion and Analysis of Financial Condition
                              and Plan of Operations

General

     We intend to develop, market and distribute our entertainment library
of motion pictures, television series, and children's films and cartoons.
We intend to market these properties to network and independent television
stations, cable, pay television and home video in the domestic and
international markets.

     Through December 2000, we acquired approximately 996 film and
television properties for which we paid approximately $655,801, comprised of
the following:

     - $60,390 cash;
     - $111,840 in shares of common stock (223,680 shares valued at $0.50
           per share); and
     - $540,000 in promissory notes.

     As of June 30, 2002, we owed accrued interest on these promissory notes
in the amount of $200,000. The promissory notes, which were originally due
in August and September 1999, have been extended through August 2003. We
have made limited payments on the notes. As of June 30, 2002, we owed
approximately $743,019 in accrued and unpaid interest on these notes.

     In addition, during 1997, we acquired options to purchase 800 film and
television properties from Durbin Entertainment for $28,000. Of the $28,000
paid, $13,000 was used to purchase the first tranche of 100 films, and
$15,000 was allocated as the purchase price of the option. As of September
30, 2002, we have selected approximately 30 films from the Durbin library
and are currently owed approximately 70 films. The Durbin library currently
has approximately 1,600 films and over 100 television serials with thousands
of episodes from which we have the option to purchase 700 properties. All
of the films and television programs in the Durbin library are public domain
properties.

     The Durbin Entertainment option, which expires in August 2003, provides
that we may select any 100 films, and in return we may either pay in cash or
issue a non-recourse promissory note for $30,000 for each 100 titles we
select. We do not intend to exercise the option until we are able to
generate significant revenues or raise additional capital.

     In July 2000, we acquired an option to purchase 70 films from Saturn
Productions, of which 62 are copyrighted and 8 are public domain.   The
agreement provides that we may purchase the films from Saturn by (1) paying
$20,000 cash from the proceeds of this offering, and (2) issuing between
66,667 and 200,000 shares of restricted common stock depending on the
trading price of our common stock at the close of this offering. We have
not issued any shares of common stock or paid any part of the $20,000
required to complete the purchase of the 70 films from Saturn Productions.
We intend to pay the cash amount and issue shares of common stock, upon the
closing of this offering.

                                      15

We intend to distribute and market our properties through:

- DVD;
- home video broadcast direct response;
- retail sell-through;
- foreign home video and television; and
- barter syndication to over-the-air and cable networks and
  independent television stations.

Our distribution will be similar to that of conventional distributors of conventional nostalgic content and family programming, but we will own or have title to the properties in our library.

We are a development stage company with a limited operating history. We were organized as a Delaware corporation in September 1997, under the name Keystone Entertainment, Inc., as a wholly- owned subsidiary of G/O International Inc., a publicly held Colorado corporation. In October 1997, we entered a reorganization agreement with Mac Filmworks, Inc., a Texas corporation, which was formed in November 1994 to acquire, license and distribute classic films, television serials, children's programming and other film products. Through the reorganization we acquired all of the issued and outstanding common stock of Mac Filmworks-Texas in exchange for 4,747,680 shares of our common stock, or 77% of the outstanding shares. Under the reorganization agreement, G/O International was required to register the distribution of 1,600,000 shares of Keystone common stock which it owned, to the shareholders of G/O International. In January 1998, we amended our certificate of incorporation to change our name from Keystone Entertainment, Inc. to Mac Filmworks, Inc.

In November 2000, we amended the reorganization agreement between Mac Filmworks-Texas, Mac Filmworks-Delaware and G/O International because G/O International had not registered the distribution of the 1,600,000 shares. The amendment to the reorganization agreement provided that G/O International agreed to cancel any ownership rights in the 1,600,000 shares of Mac Filmworks-Delaware common stock it was originally issued, and in return Mac Filmworks-Delaware released G/O International from its obligation to register the distribution of the 1,600,000 shares of common stock and issued to G/O International 160,000 shares of common stock.

We have no discontinued operations or other non-recurring items. We have no foreign operations and no transactions have been in a foreign currency.

Plan of operations for fiscal 2002

Since inception, we have generated limited revenues. Our sole revenue has been derived from an option sold in June 2002 to distribute one of our films. We have no revenues from the distribution of our properties because we do not have the capital necessary to prepare our films for distribution and market them. Our operating expenses were cut to a minimum this past year due to our lack of funds. We had to postpone stock registration, marketing and distribution efforts, and extend existing debt obligations this past year because we have had limited cash reserves. Our operating expenses have risen and fallen based on our available cash. Our future level of operations will be dependent on future cash availability.

In July 2002, we sold an option to distribute one of our copyrighted films on DVD and home video for $5,000 non-refundable. The optionee exercised the option in August requiring it to pay an additional $15,000 non-refundable royalty advance. We have received an additional $5,000 payment in August. The agreement expires two years after the distributor releases the film. Upon release, Mac Filmworks is entitled to 20% of the net wholesale royalties after recoupment of the $20,000 advance.

<PAGE>

There have been no sales to date.

Since inception, we have raised approximately $471,720 through the sale of common stock. As of September 30, 2002, we had limited cash reserves. We will require significant working capital in order to develop our business plan as intended. We believe we will need a minimum of approximately $75,000 per month to market and distribute approximately 200 films, make principal and interest payments on our outstanding debts and to fund general working capital expenses. Because this amount is significantly more than we are attempting to raise in this offering, we initially intend to limit our operations to marketing, distributing, and licensing select titles from our library which we believe are our most marketable films.

We intend to execute this strategy on a monthly operating budget of approximately $14,000 per month if we sell the minimum amount, or approximately $17,000 if we sell 175,000 units or the maximum amount.   If we sell the minimum amount, 175,000 units or the maximum amount, we believe that we will have capital sufficient to fund marketing and working capital expenses for approximately three months, five months and seven months from the date the proceeds are released from escrow, respectively.

We do not anticipate that we will be able to generate sufficient cash flows to cover operating expenses within six months. Therefore, we will need to raise additional capital within the next twelve months. We owe approximately $743,019 in promissory notes we issued in connection with the purchase of our film libraries, which are due in August 2003. We do not intend to set up a sinking fund for the repayment of the notes.

If we are able to raise additional capital in the future, we may determine to distribute our products through the Internet through video-on-demand or through direct sales of DVDs and videocassettes. Upon completion of this offering, we do not intend to hire any additional employees until we are able to generate revenues.

We do not currently have any other commitments to raise additional capital and there is no assurance that any additional funds will be available on favorable terms, if at all. Furthermore, we can provide no assurance our estimated liquidity needs are accurate or that unforeseen events will not occur, resulting in the need to raise additional funds.

If we are unable to raise additional funds, we may have to limit our operations to an extent not presently determinable by management, but which may include the sale of any assets owned or our ceasing to conduct business. Although we have no commitments for capital, we may raise additional funds through:

    -    public offerings of equity, securities convertible into equity
              or debt,
    -    private offerings of securities or debt, or
    -    other sources.

Our investors should assume that any additional funding will cause substantial dilution to current stockholders. In addition, we may not be able to raise additional funds on favorable terms, if at all Business

17

<PAGE>
General

　　We are a start-up entertainment company that will engage in the
development of our existing and to-be-acquired nostalgic content
entertainment library of:

- 　　full length motion pictures or feature films;
- 　　television series;
- 　　made-for television movies;
- 　　animation for children's films; and
- 　　cartoons.

　　Initially, we intend to market and distribute our library through
traditional distribution channels, which include network and independent
televisions stations, cable and satellite, pay television and home video in
the domestic and international markets, including videocassette and DVDs.
If we are able to generate significant revenues or raise additional capital
in the future, we intend to market and distribute our library directly to
sellers through the Internet.

　　We currently own approximately 996 films, of which 190 are copyrighted
and 806 are public domain titles.　　In addition, we currently have options
to purchase approximately an additional 770 films, of which 62 are
copyrighted.　　Our films include a wide variety of genres, including
westerns, family, horror, action, drama, and comedy.

　　We believe that distributors and broadcast-television and cable
companies will be attracted to both our copyrighted and public domain
properties as a realistic means to provide programming without the risks of
failure from the new production of television shows or movies.　　We intend
to market our properties to broadcasters and cable operators on mutually
attractive barter syndication terms or at competitive licensing rates.

Industry Background

　　Both the motion picture and television industries are made up of two
principal activities: production and distribution.　　Production involves the
development, financing and production of feature- length motion pictures or
television series.　　We plan to concentrate on the distribution and marketing
of our current film and television library and any future properties we
acquire.

Film Distribution

　　Films are generally licensed for network broadcast and local television
stations following distribution to theaters, home video and pay television.
Licensing of feature films to commercial television is generally
accomplished subject to agreements that allow a fixed number of telecasts
over a prescribed period of time for a specified license fee.　　Typical U.S.
network licenses cover a six-year or seven-year period and can provide for
exclusive exhibition on the network.　　Licensing to the major commercial
network affiliates and direct licensing to local, domestic and foreign
television stations can be a steady source of programming revenues.

<PAGE>

Television Distribution.

     The U.S. television market is served by network affiliated stations,
independent stations and cable systems, although the number of independent
stations has decreased as many formerly independent stations have become
affiliated with new networks in recent years. During prime time hours,
network affiliates primarily broadcast programming produced for the network.
In non-prime time, network affiliates telecast:

          - network programming;
          - off-network programming;
          - first-run programming produced for distribution on a
               syndicated basis; and
          - programming produced by the local stations themselves.

     Independent television stations and cable networks, during both prime
and non-prime time, produce their own programs and telecast off-network
programs or first-run programs acquired from independent producers or
syndicators. Syndicators generally are companies that sell to independent
television stations and network affiliates programming produced or acquired
by the syndicator for distribution.

     Another key element to the distribution of film and television
properties in the television industry is the barter of select titles with
the broadcast or cable operator. The market for barter syndication exists
because of the need for programming and the operator may find it more
palatable to barter its advertisement slots to obtain such programs.

Business Strategy

     Our mission is to become a global provider of nostalgic film and
television entertainment to network and independent stations, cable and
satellite systems and directly to consumers through the Internet and on-
demand ordering.

Distribution and marketing of our films

     Our library currently consists of over 996 film and television
properties. Additionally, we have the right to purchase 770 film and
television properties, of which we intend to exercise our option to purchase
70 films upon the completion of this offering. We intend to market and
distribute these properties through home video, broadcast direct response
television, and barter syndication to over-the- air, cable and independent
television stations. We intend to operate similar to conventional
distributors, however, we will own the properties in our library (including
public domain film masters) as opposed to many distributors who only have
the right to sell the property with a percentage of the revenue going to the
owner.

     We intend to utilize our library for the home video distribution
business with a focus on the direct and retail sell-through markets.
Products we intend to market for consumer purchase will primarily consist of
select titles from library on videocassettes and DVDs. Typical suggested
retail prices for videocassettes to be marketed as sell-through will range
from $5.99 to $19.95 per program. Suggested retail prices on DVDs may range
from $6.99 to $29.98 per program.

Licensing of our films

     We intend to market and license our library in domestic markets to
major network and independent television stations, satellite networks, pay-
per-view and cable system operators. We intend to outsource all
international distribution and marketing of our library.

     We intend to enter license agreements with customers that grant the
customer a license to either (1) exhibit or distribute a specific film or

television program for a specified term, territory and medium, or (2) in the case of a license to a pay television channel or a broadcast or cable television operator, the right to exhibit the property a specified number of times. Typically, upon the execution of a license agreement, we would deliver a copy of a sub-master of the film or television program.

In consideration for the granting of the license to a specific film or television program to retail or wholesale distributors or a pay-per-view television exhibitors, we will receive a fee which will be a percentage of revenues from the licensee's distribution or exhibition of the property and may include an advance of the fee which is then recoupable from what otherwise would have been payable to Mac Filmworks. The fee will range from 10% to 20% of the revenues the licensee generates, which may range from approximately $100 to several thousand dollars, depending upon several factors, including but not limited to the film's genre, cast, commercial success and popularity, and whether the film is copyrighted or a public domain title.

In the case of a license we grant directly to a broadcast network or station or pay or basic cable television operator, we plan to charge a licensing fee that will vary in range from several hundred dollars to several thousand dollars. The fee will vary depending on the title, the number of times the film may be broadcast, whether it is being licensed to a network, independent or cable television station, and when it will broadcast. In cases where the network or station offers barter arrangements, we may accept advertising time during the broadcast of the film that has been licensed instead of a cash license fee. If we accept a barter arrangement, we may then sell that time to advertisers or we will use it to promote and advertise our products.

Our entertainment library

We will own masters, or films and videotapes suitable to be transferred to a master, to all of our properties. Approximately 250 properties are stored at our facilities in Shreveport. Approximately 192 properties are being stored by Western International, Inc. for a monthly storage fee of $150. The remainder of our film and television properties are currently being held by their previous owners until we specify a delivery date and location.

We have included in our description of our film properties below, a sample of the titles we own. Our library contains titles from numerous genres including:

- film noir;
- classics;
- cult movies;
- martial arts;
- comedies;
- family and children's films; and
- television programs.

<PAGE>
Some of our most popular film properties which we own, include:

- Abraham Lincoln (1930) (public domain or "PD");
- At War with the Army (1950 PD) (Dean Martin, Jerry Lewis);
- Conflict (1978 copyright) (Martin Sheen);
- How Awful about Allan (1970 copyright) (Anthony Perkins,
    Julie Harris);
- Line of Fire (1969 copyright) (Robert DeNiro);
- Paco (1975 copyright) (Jose Ferrer);
- Planet of the Dinosaurs (1980 PD); and
- Vengeance Valley (1951 PD) (Burt Lancaster).

Some of the films we have the option to purchase, the majority of which are public domain, include:

- Classics such as His Girl Friday with Cary Grant and Rosalind Russel, Alfred Hitchcock's The 39 Steps, The Man Who Knew Too Much (1934), and seventeen other feature films by Alfred Hitchcock.

- Cult movies such as The Night of the Living Dead, The Little Shop of Horrors with Jack Nicholson (1960), and Tunnelvision.

- Exploitation movies like TNT Jackson, CC and Company with Joe Namath and Ann Margaret, and Dance Hall Racket with Lenny Bruce.

- Westerns feature films starring the following actors: John Wayne (12 films), Roy Rogers (55 films), Hopalong Cassidy (23 films), Zane Gray (13 films), among others.

Some of the most popular television properties we have the option to purchase, all of which are public domain titles, and the number of episodes available in each series, include the following:

- The Adventures of Robin Hood (80)
- The Adventures of Ozzie & Harriet (90)
- The Andy Griffith Show (13)
- Beverly Hillbillies (55)
- Bonanza (31)
- George Burns & Gracie Allen (12)
- The Cisco Kid (35)
- The Danny Thomas Show (13)
- The Dick Van Dyke Show (6)
- Dragnet (28)
- The Jack Benny Show (20)
- The Lone Ranger (17)
- The Milton Berle Show (10)
- You Bet Your Life (12)

Marketing Strategy

Home video market

We intend to distribute DVDs and videocassettes of feature films to the domestic home video rental market primarily by selling them to wholesale distributors, who then sell the videocassettes and DVDs to rental outlets, such as video rental chains, individual video rental stores, and supermarkets. We have not begun the process of transferring films from our video masters to DVDs or videocassettes, nor have we contacted companies with whom we intend to outsource such reproduction. We have not contacted any wholesale distributors or other companies which we hope to eventually sell and distribute our products.

21

<PAGE>
     We believe that the packaging and art work for the video boxes,
posters, advertisements and other selling materials relating to the films we
distribute to the United States home video rental and sell-through markets
are key factors in determining the amount of sales. We plan to be involved
with the design of the promotional campaign for all properties we release.
While some of the art works for packaging, advertisements, trade show
displays and posters may be created in-house, we plan to commission outside
parties to assist in the art work for these materials. We then plan to
arrange for the printing, production and distribution of all promotional
materials. Although we have contacts with such companies, we have not
contacted any advertising companies to design and/or produce our promotional
materials, nor have we begun the design or production of any promotional
materials that we may intend to complete in-house.

     We intend to market films and television programs directly to consumers
by the following means:

          -    selling to distributors and rack-jobbers who then sell the
          products to large retail outlets, convenience stores, or mass
          merchants;

          -    direct response advertisements appearing as trailers on our
          home videocassettes and at the end of broadcasts of some of our
          programs; and

          -    sales to specialty retail outlets such as governmental
          agencies, gift stores, libraries, museums, Radio Shack, The Sharper
          Image, General Nutrition Centers, and Home Depot.

     In addition, we intend to market our properties directly to consumers
through their inclusion in catalogs produced by Mac Filmworks and others.
We have not created a catalog of our films, nor have we contacted other
companies for the inclusion of our films in their catalogs. We intend to
use a portion of the proceeds from this offering to fund various marketing
expenses, including but not limited to the transfer of films to DVD and
videocassette and the design and production of marketing and promotional
materials and catalogs.

Broadcast and cable television

     In connection with our distribution and licensing of films and
television programming to the United States television market, we intend to
emphasize the development, marketing and distribution of our films in the
pay, basic cable and over-the-air broadcasting markets. We intend to
implement this strategy by concentrating our resources on developing a
strong market presence and relationship with local independent stations that
serve small to middle markets and whose bulk of advertising revenues are
generated from local or regional advertisers. We intend to enter into
license agreements with exhibitors, such as, television networks, television
stations and cable and satellite systems operators, as well as sub-
distributors. We intend to outsource all international distribution, if
any.

     We have not begun to develop, market or distribute any of our products
to broadcast or cable television markets, nor have we contacted any networks
or exhibitors, or licensed any of our products.

Competition

     In marketing films and television programs, we compete against the as
major studios, such as AOL Time Warner, The Walt Disney Company, MCA,
Paramount, Fox, and Sony/Columbia, as well as smaller distribution companies
owning film catalogs/libraries or syndicated television programs. Since we
will expend significantly less on product acquisitions than many of these
competitors we believe we can produce profits from even modest sales volume.

<PAGE>

As a company that acts primarily as its own distributor, we compete with other distributors for wholesalers, retailers and consumers and for home video rights with products they do not produce. This competition, in the case of distribution, is influenced by box office success, advertising, publicity and other factors.

Employees

We currently have two employees, one of which is part-time. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

Facilities

We sublease the facilities located at 9464 Mansfield Road, Suite A-1 and Suite C, Shreveport, Louisiana, which consists of approximately 1,726 square feet, from Jim McCullough Productions, a sole proprietorship. We believe our lease rates to be competitive in the market. At the present time, we consider this space to be adequate to meet our needs.

Legal Proceedings

As of the date of this prospectus, there are no legal proceedings pending or, to our knowledge, threatened against us or to which we are a party.

Copyrights

Of the 996 films we have purchased, 190, or 19%, are under copyright protection. Of the approximately 1,600 films and over 100 television serials in the Durbin Entertainment library in which we have an option to purchase 700, none are under copyright protection. Of the 70 films under option from Saturn Productions, approximately 62 films are under copyright protection. We intend to renew all copyrights in which we are able.

Those films not under copyright protection have fallen into the public domain. A film enters the public domain when (1) the initial copyright expired without renewal for a second term, or both terms have expired or (2) the copyright notice was defective or missing from the work and no efforts were made to cure the omission. In connection with our films that have fallen into the public domain, we do not have copyright protection. However, new copyrights can be granted to public domain properties if certain modifications are made to the film, including changing the musical score, color, new openings.

In connection with the public domain properties we own, we are unable to assert our exclusive right to license or distribute the films and we will have no recourse against others who also own the public domain properties.

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Management

The executive officers and directors are as follows:

Name	Age	Position
Jim McCullough, Sr.	73	Chairman, president, chief executive officer and chief accounting officer
Richard Mann	49	Director
Andrea O'Neal	41	Secretary

Jim McCullough, Sr. has been our president, chief executive officer and chairman since inception. Since 1975, Mr. McCullough has served as president of Jim McCullough Productions, a sole proprietorship, which is in the business of developing new film and television productions. Mr. McCullough has been involved in virtually every aspect of the film industry since 1972, including creation, production and distribution of feature films. Additionally, Mr. McCullough is the president, chief executive officer of Triad Family Media, Inc., a company that distributes and licenses several films. He has attained national recognition as a result of his acclaimed productions of Where the Red Fern Grows, Part I and Part II and The St. Tammanay Miracle.

Richard C. Mann has been a director since February 2000. Since 1993, Mr. Mann has been the president of New Standard Post, LLC, Richard Mann Group, Inc., and Prosperity Pictures, LLC. He has produced and/or directed over 100 films, television programs, music videos, and over 200 television commercials.

Andrea M. Williams O'Neal has been our secretary since February 2000. Since July 1993, Ms. O'Neal has owned and operated a financial consulting firm which specializes in assisting developing companies. Ms. O'Neal was formerly employed by Merrill Lynch as a broker and financial consultant. She received a B.B.A. in finance from Texas A&M University, and studied international business and finance at Imperial College in London, England.

Executive compensation

The following table sets forth information with respect to our chief executive officer as of December 31, 2001. No other executive officer has received in excess of $100,000 in compensation during the last three fiscal years.

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Summary compensation table

| | | Annual Compensation | Long Term Compensation Awards |
| | | ------------------- | ----------------------------- |
Name and Principal Positions	Year	Salary ($)	Restricted stock award(s) ($)
Jim McCullough, Sr., president, chief executive officer, and director	2000	$ 84,000	$ --
	1999	50,000	--
	1998	50,000	1,800

Mr. McCullough's salary for the fiscal years 2001, 2000 and 1999 has accrued and not been paid. In addition, Mr. McCullough's salary for the current fiscal year through June 30, 2002 has accrued in the amount of $42,000. In May 2001, Mr. McCullough received a bonus in the form of a restricted stock grant in the amount of 1,000,000 shares valued at $.10 per share for a cash value of $100,000.

The named executive officer did not receive perquisites or other benefits valued in excess of 10% of the total reported annual salary and bonus.

Employment Agreement

We entered into an employment agreement with Mr. McCullough, Sr. in January 2001 for a period of three years. The agreement provides for an annual salary of $84,000, and contains a limitation on his ability to pursue other business activities. Since Mr. McCullough owns and controls other entities which are in similar businesses as Mac Filmworks, he has agreed to limit his involvement in those entities to no more than 10% of his daily business activity.

Stock Options

In January 1998, the board of directors and majority stockholders adopted a stock option plan under which 500,000 shares of common stock have been reserved for issuance. As of the date of this prospectus, no options have been granted under the plan and we have no present plans for the issuance thereof. We do not have a defined benefit plan or any retirement or long-term incentive plans.

Principal Stockholders

The table below sets forth, as of June 30, 2002, the beneficial ownership of common stock of:

- our directors;
- our named executive officers;
- the holders of five percent or more of our common stock; and
- our officers and directors as a group.

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Name of beneficial owners	Number of shares of common stock beneficially owned	Percentage of ownership (1)
Jim McCullough, Sr.	3,070,000	28.8%
Richard Mann	10,000	<1%
Andrea O'Neal	50,000	<1%
John Howe	1,600,000	15.0%
Brewer & Pritchard, P.C.	766,666	7.2%
Helen Silvey	735,000	7.2%
All officers and directors as a group, (3) persons	3,085,000	29.0%

(1) based on 10,654,658 shares outstanding prior to the offering.

   Mr. McCullough, Sr.'s and Ms. O'Neal's address is 9464 Mansfield
Road, Suite A-1, Shreveport, Louisiana 71118. Mr. Mann's address is
8665 Lookout Mt. Avenue, Los Angeles, CA 90046. Mr. Howe's address is
1006 North Lane, Shreveport, Louisiana 71107. Mr. Thompson's address is
6371 Richmond Ave., Houston, Texas 77057. Brewer & Pritchard's address
is Three Riverway, Suite 1800, Houston, Texas 77056. Mr. Howe's address
is 1006 North Lane, Shreveport, Louisiana 71107. Ms. Silvey's address
is 5227 Cripple Creek Ct., Houston, Texas 77017.

   Mr. McCullough, Sr. beneficially owns 2,800,000 shares
individually, 200,000 shares held by his spouse, and 70,000 held by Jim
McCullough Productions. Ms. O'Neal beneficially owns 5,000 shares
individually and 45,000 shares held by her spouse. Mr. Thompson
beneficially owns 275,000 shares individually, 162,334 shares held by a
limited liability Company of which he is a member, 270,000 shares held
by his spouse, and 60,000 shares held by his son.

            Certain relationships and related transactions

   We currently lease our facilities in Shreveport from Jim McCullough
Productions, Inc., at a monthly rate of $1,000, on a month-to-month basis. Mr.
McCullough is the majority shareholder of Jim McCullough Productions, Inc.

   As of June 30, 2002, Mr. McCullough and his affiliates have loaned the
Company approximately $235,000. This amount is payable on demand and does
not accrue interest.

   In July 2001, we issued to Brewer & Pritchard, P.C., 666,666 shares of
common stock for services rendered and services to be rendered in the
future.   In May 2001, we issued to Mr. McCullough as a bonus, 1,000,000
shares of common stock valued at $100,000.   In December 2000, we issued to
Brewer & Pritchard, 100,000 shares of common stock for services rendered.

   Mac Filmworks, Inc., a Delaware corporation, is the sole shareholder
and parent company of Mac Filmworks, Inc., a Texas corporation.

<PAGE>

Description of securities

General

We are authorized to issue 50,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

Units

We are offering 250,000 units, each consisting of one share of common stock and one Class A warrant, one Class B warrant, and one Class C warrant. The common stock and warrants comprising a unit will be detachable and separately transferable.

Common stock

As of September 30, 2002, there were 10,654,658 shares of common stock issued and outstanding that were held of record by approximately 172 shareholders. Other than 500,000 shares we have reserved for issuance under our employee stock option plan and the 1,000,000 shares reserved for issuance underlying the unites, no other shares have been reserved for issuance upon the exercise of warrants or options.

Our certificate of incorporation authorizes 50,000,000 shares of common stock, $.0001 par value per share. The holders of common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders. The holders of common stock have the sole right to vote, except as otherwise provided by law or by our certificate of incorporation, including provisions governing any preferred stock. The common stock does not have any cumulative voting, preemptive, subscription or conversion rights. Election of directors and other general stockholder action requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

Subject to the rights of any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the affairs of Mac Filmworks, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

Class A Warrants

Included in each unit is one Class A warrant. If the maximum number of units is subscribed, there will be 250,000 Class A warrants outstanding.

General. The following is a brief summary of the material provisions of the Class A warrants included in the units. This summary does not purport to be complete and is qualified in all respects by reference to the actual terms and provisions of the warrant agreement. A copy of the agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Rights to Purchase Shares of Common Stock. Each Class A warrant will entitle the registered holder to purchase one share of common stock at an exercise price of $2.00 per share. The exercise price of the Class A warrants bears no relation to any objective criteria of value, and should in no event be regarded as an indication of any future market price of the securities offered. The warrant will expire three years from the date of issuance.

27

<PAGE>

Method of Exercise. Each holder of a Class A warrant may exercise the Class A warrant by surrendering the certificate evidencing the warrant, with the form of election to purchase on the reverse side of the certificate properly completed and executed, together with payment of the exercise price to Mac Filmworks at it principal office in Shreveport, Louisiana. The exercise price will be payable in United States dollars or by certified or official bank check or other check acceptable to Mac Filmworks payable in United States dollars to the order of Mac Filmworks, Inc. No adjustment as to any dividends with respect to the shares of common stock will be made upon an exercise of warrants. If less than all of the Class A warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of warrants. Certificates evidencing the Class A warrants may be exchanged for new certificates of different denominations by presenting the warrant certificates at Mac Filmworks' principal office.

Anti-Dilution Adjustments. The exercise price and the number of shares of common stock purchasable upon exercise of any Class A warrants are subject to adjustment upon the occurrence of events, including a stock dividend, a stock split or reverse stock split, reclassifications, reorganizations, consolidations and mergers. No adjustment in the exercise price of the warrants will be made unless the adjustment would result in a $0.05 change in the exercise price of the warrant.

Redemption Provisions. We have the option to redeem the outstanding Class A warrants in whole and not in part, at any time, on not less than 30 days' written notice to the registered holder of the warrant at a price equal to $0.05 per warrant, if the closing price per share for the common stock as reported on a national exchange, NASDAQ, the OTC Electronic Bulletin Board or in the pink sheets, exceeds two hundred percent (200%) of the exercise price of the warrant, for at last 30 consecutive trading days. You will have the right to exercise the Class A warrants under the terms described above until the redemption date. On the redemption date, if you are the registered holder of unexercised Class A warrants, you are entitled to payment of the redemption price upon surrender of the redeemed warrants.

Other Rights. In the event of an adjustment in the number of shares of common stock issuable upon exercise of the Class A warrants, we will not be required to issue fractional shares of common stock upon exercise of the warrants. In lieu of fractional shares of common stock, there will be paid to the holder of the warrant at the time of exercise an amount in cash equal to the same fraction of the current market value of a share of common stock.

Class A warrant holders do not have any voting or any other rights of stockholders of the Company and are not entitled to dividends.

A Class A warrant will not be exercisable by a warrant holder if (1) the shares of common stock issuable upon exercise of the warrant have not been registered under the securities or blue sky laws of the state of residence of the holder or (2) a current prospectus meeting the requirement of the laws of the state cannot be lawfully delivered by us or on our behalf. Under the terms of the Class A warrant agreement, we have agreed to use reasonable efforts to register the shares in which holders of warrants are known to reside and to maintain a current prospectus.

Modification of Warrant Agreement. The Class A warrant agreement contains provisions permitting us without the consent of any warrant holder (1) to supplement or amend the warrant agreement in order to cure any ambiguity, (2) to correct or supplement any provision contained in the agreement which may be defective or inconsistent with any other provision, or (3) to make any other provisions in regard to matters or questions arising thereunder which we deem necessary or desirable and which does not adversely affect the interests of the warrant holders.

<PAGE>
Class B Warrants

     Included in each unit is one Class B warrant. If the maximum number of
units is subscribed, there will be 250,000 Class B warrants outstanding.
The terms and conditions of the Class B warrants are identical to those of
the Class A warrants, except that the Class B warrants are exercisable at a
price of $3.00 per share.

Class C Warrants

     Included in each unit is one Class C warrant. If the maximum number of
units is subscribed, there will be 250,000 Class C warrants outstanding.
The terms and conditions of the Class C warrants are identical to those of
the Class A warrants, except that the Class C warrants are exercisable at a
price of $4.00 per share.

Preferred stock

     Our board of directors has the authority, without action by our
stockholders, to designate and issue preferred stock in one or more series.
Our board of directors may also designate the rights, preferences, and
privileges of each series of preferred stock, any or all of which may be
greater than the rights of the common stock. It is not possible to state
the actual effect of the issuance of any shares of preferred stock on the
rights of holders of the common stock until the board of directors
determines the specific rights of the holders of the preferred stock.
However, these effects might include:

          - restricting dividends on the common stock;
          - diluting the voting power of the common stock;
          - impairing the liquidation rights of the common stock; and
          - delaying or preventing a change in control of Mac Filmworks
               without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Delaware anti-takeover statute and charter provisions

     Delaware anti-takeover statute. We are subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law.
Subject to some exceptions, the statute prohibits a publicly held Delaware
corporation from engaging in a "business combination" with an "interested
stockholder" for a period of three years after the date of the transaction
in which the person became an interested stockholder, unless:

     - Before this date, the board of directors of the corporation approved
          either the business combination or the transaction which resulted in
          the stockholder becoming an interested stockholder;

     - Upon consummation of the transaction which resulted in the
          stockholder becoming an interested stockholder, the interested
          stockholder owned at least 85% of the voting stock of the
          corporation outstanding at the time the transaction commenced,
          excluding for purposes of determining the number of shares
          outstanding those shares owned:

               - by persons who are directors and also officers, and

               - by employee stock plans in which employee participants do not
                    have the right to determine confidentially whether shares
                    held subject to the plan will be offered in a tender or
                    exchange offer; or

<PAGE>

- on or after the date the business combination is approved by
the board of directors and authorized at an annual or special
meeting of stockholders, and not by written consent, by the
affirmative vote of at least 66 2/3% of the outstanding
voting stock, which is not owned by the interested
stockholder.

For purposes of Section 203, a "business combination" includes a
merger, asset sale, or other transaction resulting in a financial benefit to
the interested stockholder, and an "interested stockholder" is a person who,
together with affiliates and associates, owns, or within three years before
the date of determination whether the person is an "interested stockholder,"
did own, 15% or more of the corporation's voting stock.

Certificate of incorporation. Our certificate of incorporation provides:

- For the authorization of the board of directors to issue,
without further action by the stockholders, up to 10,000,000
shares of preferred stock in one or more series and to fix the
rights, preferences, privileges and restrictions on the preferred
stock; and

- That special meetings of stockholders may be called only by the
chairman of the board, our president, or 30% of all the shares
entitled to vote at the proposed special meeting.

These provisions are intended to enhance the likelihood of continuity
and stability in the composition of our board of directors and in the
policies formulated by our board of directors and to discourage transactions
that may involve an actual or threatened change of control of Mac Filmworks.
These provisions are designed to reduce the vulnerability of Mac Filmworks
to an unsolicited proposal for a takeover of Mac Filmworks. However, these
provisions could discourage potential acquisition proposals and could delay
or prevent a change in control of Mac Filmworks. These provisions may also
have the effect of preventing changes in the management of Mac Filmworks.

Transfer Agent

The transfer agent and registrar for our common stock is Interwest
Transfer Company, Inc.

Shares eligible for future sale

Before this offering, there has been no public market for any of our
securities and there can be no assurance that a significant public market
for any of our securities will develop or be sustained after this offering.
Sales of substantial amounts of our common stock in the public market after
this offering, or the possibility of those sales occurring could adversely
affect the prevailing market price for our securities and our ability to
raise equity capital in the future.

Upon the completion of this offering, there will be a maximum of
10,904,658 shares of common stock issued and outstanding (assuming the
maximum number of units are sold and the warrants underlying the units are
not exercised). Assuming the maximum amount is sold, there will be 250,000
shares of common stock, 250,000 Class A warrants, 250,000 Class B warrants,
and 250,000 Class C warrants that will be freely tradeable without
restriction or further registration under the Securities Act, unless the
securities are held by "affiliates" of Mac Filmworks. Affiliates of Mac
Filmworks are people that control, are controlled by, or are under common
control with Mac Filmworks. Among others, this includes our officers,
directors, and large shareholders.

<PAGE>

The remaining 10,654,658 shares outstanding are considered "restricted securities" as defined in Rule 144. These shares were issued in private transactions and have not been registered under the Securities Act and may not be sold unless registered under the Securities Act or sold under an exemption from registration, such as the exemption provided by Rule 144.

In general, under Rule 144, a person (or person whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be considered to be our affiliate, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

- one percent of the number of shares of our common stock then outstanding; or
- the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

Rule 144 is available for sales beginning 90 days after the effective date of this prospectus, and a majority of our restricted shares will have been held for one year as of the date of this prospectus. In addition to meeting the volume limitations and holding period requirements described above, shareholders must comply with the manner of sale provisions and notice requirements of Rule 144 and there must be current public information about Mac Filmworks.

Under Rule 144(k), a person who is not considered to have been an affiliate of Mac Filmworks at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years (including the holding period of any prior owner who is not an affiliate of ours), would be entitled to sell those shares without complying with the manner of sale, public information, volume limitation, or notice filing provisions of Rule 144.

Plan of Distribution

We are offering 250,000 units at an offering price of $1.00 per unit. The units will be offered on a best efforts minimum/maximum basis with a minimum offering of 100,000 units or $100,000, and a maximum offering of 250,000 units or $250,000. The shares will be offered and sold through _____, our underwriter and through our officers and directors. We have reserved the right to pay a cash sales commission, expenses included, up to 15% of each unit sold, provided that no commissions or expense allowances will be paid to our officers and directors. The offering will begin on the date this prospectus is deemed effective and will close upon the earlier of (1) the sale of 250,000 units, (2) 90 days after the effective date of this prospectus or (3) if agreed upon by the underwriter and our board of directors, 180 days after the effective date of this prospectus

In connection with the efforts of our officers and directors, they will rely on the safe harbor provisions of Rule 3a4-1 of the Exchange Act. Generally, Rule 3a4-1 provides an exemption from the broker/dealer registration requirements of the Exchange Act for persons associated with an issuer. No person or group has made any commitment to purchase any or all of the units. Nonetheless, our officers and directors will use their best efforts to find purchasers for the units. We cannot state at this point if all the units will be sold.

<PAGE>
     Upon the sale of 100,000 units, the subscriptions for units in this
offering that are accepted by us will be credited immediately to Mac
Filmworks and those funds may be spent by us at our discretion, without any
waiting period or other contingency.

     A subscription agreement to purchase the shares accompanies this
prospectus, commencing on page A-1. After this registration statement has
been declared effective, we will provide a subscription agreement and a copy
of the final prospectus relating to this offering to each prospective
investor. Subject to availability and our right to reject subscriptions, in
whole or in part, for any reason, units may then be subscribed for by
completing and returning the subscription agreement, together with payment
for all units subscribed for, to Mac Filmworks by cashier's check, money
order, or wire transfer.

     We reserve the right to reject any subscription in full or in part, and
to terminate the offering at any time. The shares of common stock may only
be offered, sold or traded in those states where this offering has been
registered. However, we are not obligated to sell shares to any parties and
we may refuse to do so. Purchasers of shares of common stock, either in
this offering or in any subsequent trading market which may develop, must be
residents of states in which the securities are registered or exempt from
registration.

                  Disclosure of Commission position on indemnification
                          for Securities Act liabilities

     Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the
small business issuer as provided in the foregoing provisions, or otherwise,
Mac Filmworks has been advised that in the opinion of the SEC such
indemnification is against public policy as expressed in the Securities Act
and is unenforceable.

     In the event that a claim for indemnification against such liabilities,
other than the payment by Mac Filmworks of expenses incurred or paid by a
director, officer or controlling person in the successful defense of any
action, suit or proceeding, is asserted by such director, officer or
controlling person in connection with the securities being registered, Mac
Filmworks will, unless in the opinion of its counsel the matter has been
settled by controlling precedent, submit to a court of appropriate
jurisdiction the question whether such indemnification by it is against
public policy as expressed in the Securities Act and will be governed by the
final adjudication of such issue.

               Market for common stock and related stockholder matters

     Currently, there is no public trading market for our securities and a
market may never develop. If a market develops for our securities, it will
likely be limited, sporadic and highly volatile. As of December 30, 2001,
there were approximately 172 shareholders of record of our common stock. We
have not declared dividends on our common stock in the last two fiscal years
or during the current fiscal year.

                        Interest of Named Experts and Counsel

     Principals of Brewer & Pritchard, P.C. own 766,666 shares of common
stock.

                                       32

<PAGE>

Experts

The financial statements of Mac Filmworks appearing in this registration statement have been audited by Malone & Bailey, PLLC, independent auditors, as provided in their report appearing on page F-1 and are included in reliance upon the report given upon the authority of Malone & Bailey, PLLC, as experts in accounting and auditing.

Legal matters

Legal matters concerning the issuance of shares of common stock offered in this registration statement will be passed upon by Brewer & Pritchard, P.C., Houston, Texas.

<PAGE>

<PAGE>

Where you can find more information

     At your request, we will provide you, without charge, a copy of any document filed as exhibits in this prospectus. If you want more information, write or call us at:

                         Attention: Jim McCullough, Sr., President
                         Mac Filmworks, Inc.
                         9464 Mansfield Road, Suite A-1
                         Shreveport, Louisiana 71118
                         (318) 687-8785

     Our fiscal year ends on December 31. We intend to become a reporting company and file annual, quarterly and current reports with the SEC. You may read and copy any reports, statements, or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to the public on the SEC Internet site at http://www.sec.gov/.

<PAGE>

<PAGE>

250,000 Units

Mac Filmworks, Inc.

Prospectus

Units

_____

You should only rely on the information contained in this prospectus.
We have not authorized anyone to provide you with information different from
that contained in this prospectus. The selling security holders are
offering to sell, and seeking offers to buy, shares of common stock only in
jurisdictions where offers and sales are permitted. The information
contained in this prospectus is accurate only as of the date of this
prospectus, regardless of the time of delivery of this prospectus or of any
sale of common stock.

     Until _____, all dealers and selling stockholders that effect
transactions in these securities, whether or not participating in this
offering, may be required to deliver a prospectus. This is in addition to
the dealers' obligation to deliver a prospectus when acting as underwriters
and with respect to their unsold allotments or subscriptions.

<PAGE>

Part II

Information not required in prospectus

Item 24. Indemnification of directors and officers

     Delaware law authorizes corporations to limit or eliminate the personal
liability of directors to corporations and their stockholders for monetary
damages for breach of directors' fiduciary duty of care. The certificate of
incorporation of Mac Filmworks limits the liability of directors to Mac
Filmworks or its stockholders to the fullest extent permitted by Delaware
law. Specifically, directors will not be personally liable for monetary
damages for breach of a director's fiduciary duty as a director, except for
liability (i) for any breach of the director's duty of loyalty to the
company or its stockholders, (ii) for acts or omissions not in good faith
that constitute a breach of duty of the director to the company or an act or
omission which involves intentional misconduct or a knowing violation of
law, (iii) for an act or omission for which the liability of a director is
expressly provided by an applicable statute, or (iv) for any transaction
from which the director received an improper personal benefit, whether the
benefit resulted from an action taken within the scope of the director's
office.

     The inclusion of this provision in the certificate of incorporation may
have the effect of reducing the likelihood of derivative litigation against
directors, and may discourage or deter stockholders or management from
bringing a lawsuit against directors for breach of their duty of care, even
though such an action, if successful, might otherwise have benefitted the
company and its stockholders.

     Mac Filmworks's certificate of incorporation provides for the
indemnification of its executive officers and directors, and the advancement
to them of expenses in connection with any proceedings and claims, to the
fullest extent permitted by Delaware law. The certificate of incorporation
includes related provisions meant to facilitate the indemnities' receipt of
such benefits. These provisions cover, among other things: (i)
specification of the method of determining entitlement to indemnification
and the selection of independent counsel that will in some cases make such
determination, (ii) specification of certain time periods by which certain
payments or determinations must be made and actions must be taken, and (iii)
the establishment of certain presumptions in favor of an indemnitee.
Insofar as indemnification for liabilities arising under the Securities Act
may be permitted to directors, officers or persons controlling the company
pursuant to the foregoing provisions, the company has been informed that, in
the opinion of the SEC, such indemnification is against public policy as
expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses to be incurred in
connection with the distribution of the securities being registered. The
expenses shall be paid by the Registrant.

SEC Registration Fees.	$ 467.00
Printing and Engraving Expenses.	.00
Legal Fees and Expenses.	.00
Accounting Fees and Expenses	.00
TOTAL	$ ____.00

II-1

<PAGE>
Item 26. Recent Sales of Unregistered Securities

     In July 2001, we issued 2,000,000 shares of common stock to three
consultants for services rendered and services to be rendered.   In July
2001, we issued 100,000 shares of common stock to one accredited investor
for $10,000 cash. In May 2001, we issued 1,000,000 shares of common stock
to our chief executive officer as a bonus for services rendered. We believe
the above transactions were exempt from registration under Section 4(2) of
the Securities Act since the transactions with accredited investors, were
non-recurring and privately negotiated.

     In December 2000, we issued 100,000 shares of common stock to a
consultant for services rendered. The aggregate value of those services is
estimated at $25,000. In addition, we issued 160,000 shares of common stock
in September 2000 to G/O International, Inc., as part of a settlement in
connection with the reorganization transaction. In February 2000, we issued
87,500 shares of common stock to six consultants for services rendered, each
of which were accredited investors. The aggregate value of those services
rendered was $72,500. We believe the above transactions were exempt from
registration under Section 4(2) of the Securities Act since the transactions
were non-recurring and privately negotiated.

     In July 2000, we sold 33,000 shares of common stock to one accredited
investor at a price of $.25 for gross proceeds of $8,250 in cash and
equipment. In May 2000, we sold 60,000 shares of common stock to one
accredited investor at a price of $.25 for gross proceeds of $15,000. In
March 2000, we sold 80,000 shares of common stock to two accredited
investors at a price of $.25 for gross proceeds of $20,000. In February
2000, we sold 30,000 shares of common stock to two accredited investors, at
a price of $.25 per share for gross proceeds of $7,500. In January 2000, we
sold 50,000 shares of common stock to one accredited individual for gross
proceeds of $12,500. We believe the above transactions were exempt from
registration under Section 4(2) of the Securities Act since the transactions
were non- recurring and privately negotiated.

     In each of the transactions described above, each investor acknowledged
in writing that they were an accredited investor, as that term is defined in
the Securities Act.

Item 27. Exhibits

                         Index to exhibits

Exhibit No.   Identification of Exhibit
----------   ---
3.1(a) (1)   Certificate of Incorporation of Keystone Entertainment, Inc.

3.1(b) (1)   Certificate of Amendment to the Certificate of Incorporation
                of Keystone Entertainment, Inc.

3.2 (1)   Amended and Restated By-Laws of Mac Filmworks

4.1 (1)   Form of Specimen of Common Stock

4.2 (2)   Form of Warrant Agreement

5.1 (3)   Legal Opinion

<PAGE>

10.1 (1)   1998 Employee Stock Option Plan

10.2 (1)   Reorganization Agreement, as amended.

10.3 (2)   Asset Purchase Agreement with Western International, Inc.
                   (Cinevid library)

10.4 (2)   Asset Purchase Agreement with Delta Equities Corporation

10.5 (2)   Asset Purchase/Option Agreement with Durbin Entertainment,
                   Inc.

10.6 (2)   Asset Purchase Agreement with RAMM Film Video, Inc. for the
                   purchase of 175 feature films

10.7 (2)   Asset Purchase Agreement with RAMM Film Video, Inc. for the
                   purchase of 91 cartoons

10.8 (2)   Asset Purchase Agreement with Saturn Productions

10.9 (2)   Asset Purchase Agreement with Western International, Inc.

10.10 (1)   Employment Agreement with Jim McCullough, Sr.

10.11 (2)   Asset Purchase Agreement with Jim McCullough Productions, Inc.

21.1 (1)   List of Subsidiaries

23.1 (2)   Consent of Malone & Bailey

23.2 (4)   Consent of Brewer & Pritchard, P.C. (included in Exhibit 5.1)

99.1 (3)   Subscription Agreement

99.2 (3)   Escrow Agreement

        (1) Filed previously in Form SB-2 dated September 28, 2001, file no.
             333-70526.
        (2) Contained herein.
        (3) To be filed by amendment.
        (4) Contained in Exhibit 5.1.

Item 28. Undertakings

    (a) The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are
        being made, a post-effective amendment to this registration
        statement:

             i. To include any prospectus required by Section 10(a)
           (3) of the Securities Act of 1933;

             ii. To reflect in the prospectus any facts or events
           arising after the effective date of the registration
           statement (or the most recent post-effective amendment
           thereof) which, individually or in the aggregate, represent a
           fundamental change in the information set forth in the
           registration statement. Notwithstanding the foregoing, any

                              II-3

<PAGE>

increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and

iii. To include any additional or changed material information with respect to the plan of distribution.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) i.   That, for the purpose of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

ii. That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant
certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form SB-2 and authorized this registration
statement to be signed on its behalf by the undersigned, thereunto duly
authorized, in the City of Shreveport, State of Louisiana, on the 8th day
of October, 2002.

                              Mac Filmworks, Inc.

                              By: /s/ JIM MCCULLOUGH
                                  Jim McCullough, Sr., President
                                  and Chief Executive Officer

          _____

     This registration statement has been signed by the following persons in
the capacities and on the dates indicated:

       Signature   Title   Date
----------------------   --------------------------   ------------

/s/ JIM MCCULLOUGH   Chairman of the Board, Chief   October 8, 2002
JIM MCCULLOUGH, SR.   Executive Officer, President
                          and Chief Accounting Officer

/s/ RICHARD MANN   Director   October 8, 2002
RICHARD MANN

/s/ ANDREA O'NEAL   Secretary   October 8, 2002
ANDREA O'NEAL

                              II-5

<PAGE>

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
   Mac Filmworks, Inc.
    (A Development Stage Company)
   Shreveport, Louisiana

We have audited the accompanying balance sheet of Mac Filmworks, Inc. (A
Development Stage Company) as of December 31, 2001, and the related
statements of expenses, stockholders' deficit, and cash flows for each of the
two years ended December 31, 2001, and for the period from November 22, 1994
(Inception) through December 31, 2001. These financial statements are the
responsibility of Mac Filmworks' management. Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally
accepted in the United States of America. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We believe
that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly,
in all material respects, the financial position of Mac Filmworks, Inc. as
of December 31, 2001, and the results of its operations and its cash flows
for each of the two years then ended, and for the period from November 22,
1994 (Inception) through December 31, 2001, in conformity with accounting
principles generally accepted in the United States of America.

/s/ MALONE & BAILEY
Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com

May 7, 2002

<PAGE>
MAC FILMWORKS, INC
(A Development Stage Company)
BALANCE SHEET
As of December 31, 2001

Assets

Cash	$ 183
Motion Picture Film Library	655,801
Motion Picture Film Library Purchase Rights	28,000
Computer equipment, net of accumulated depreciation of $3,265	3,264
Total Assets	$ 687,248

Liabilities and Stockholders' Deficit

Liabilities

Notes payable for film library purchases, including accrued interest	$ 711,730
Due to related parties	217,259
Accrued officer salary	268,000
Accounts payable	305
Notes payable	37,375
Total Liabilities	1,234,669

Contingencies

Stockholders' Deficit

Preferred stock, $.0001 par, 10,000,000 shares authorized, no shares issued or outstanding	
Common stock, $.0001 par, 50,000,000 shares authorized, 10,654,658 shares issued and outstanding	1,065
Paid in capital	1,349,591
Deficit accumulated during the development stage	(1,898,077)
Total Stockholder's Deficit	(547,421)
Total Liabilities and Stockholders' Deficit	$ 687,248

See accompanying summary of accounting policies and
notes to financial statements.

F-2

<PAGE>

MAC FILMWORKS, INC.
(A Development Stage Company)
STATEMENTS OF EXPENSES
For the Years Ended December 31, 2001 and 2000,
and the Period from November 22, 1994 (Inception) to December 31, 2001

	2001	2000	Period from Inception to Dec. 31, 2001
Operating Expenses			
General and administrative	$ 239,943	$ 266,198	$ 1,654,809
Imputed film storage rental costs	7,200	7,200	28,800
Depreciation and amortization	2,177	1,088	10,765
Gain on disposition of assets			(5,925)
Interest expense	58,606	53,284	237,128
Debt forgiveness			(27,500)
Net Loss	$(307,926)	$(327,770)	$(1,898,077)
Net loss per common share	$(.03)	$(.04)	
Weighted average shares outstanding	9,225,491	7,289,991	

See accompanying summary of accounting policies and
notes to financial statements.

F-3

```
<PAGE>
<TABLE>
<CAPTION>
                              MAC FILMWORKS, INC.
                         (A Development Stage Company)
                     STATEMENTS OF STOCKHOLDERS' DEFICIT
        For the Period from November 22, 1994 (Inception) to December 31, 2001


                                   Common Stock        Paid In    Accumulated
                                 Shares     Amount     Capital     Deficit       Totals
                               ----------  --------   ----------  -----------  -----------
<S>                            <C>         <C>        <C>         <C>          <C>
Issuance of stock to
  founders at inception            10,000  $      1  $      999               $      1,000

Cancellation of stock issued
  to one of original founders      (1,000)

Issuances of common stock in:
  1997 to other original founders 3,991,000       399       (399)
  1997 for services               150,528      14     75,249                       75,264
  1997 for film library  acquisitions 247,680  25    123,815                      123,840
  1997 in a private offering for cash 400,000  40    199,960                      200,000
  1997 in a private offering for cash  37,500   4     37,496                       37,500
  1997 for services related to the
    private offering              100,000      10        (10)
  1997 for public shell purchase 1,340,000    134       (134)

Issuances of common stock in:
  1998 in a private offering for cash  40,000   4     29,996                       30,000
  1998 in a private offering for cash 100,750  10    100,740                      100,750
  1998 for services              320,700      32    320,668                      320,700
Imputed film storage rental costs                     7,200                        7,200

Issuances of common stock in:
  1999 for services               70,000       7     52,493                       52,500
  1999 in a private offering for cash 147,000  15     36,035                       36,050
Imputed film storage rental costs                     7,200                        7,200

Net loss - period from Inception
  through Dec. 31, 1999                                          $(1,262,381)  (1,262,381)
                               ----------  --------   ----------  -----------  -----------
Balances, December 31, 1999    6,954,158       695    991,309    (1,262,381)  (  270,377)
                               ----------  --------   ----------  -----------  -----------
</TABLE>
        (continued next page)


See accompanying summary of accounting policies and
notes to financial statements.


                                       F-4
```

<PAGE>
<TABLE>
<CAPTION>

MAC FILMWORKS, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT (Continued)
For the Period from November 22, 1994 (Inception) to December 31, 2001

	Common Stock		Paid In	Accumulated	
	Shares	Amount	Capital	Deficit	Totals
<S>	<C>	<C>	<C>	<C>	<C>
Balances, December 31, 1999	6,954,158	$ 695	$ 991,309	$(1,262,381)	$(270,377)
Issuance of common stock					
in 2000 for cash	226,880	23	56,697		56,720
in 2000 for services	142,500	14	35,611		35,625
in March for payment of prior					
year account payable	45,000	5	20,995		21,000
in July for computer equipment	26,120	2	6,528		6,530
in September for public shell					
purchase price adjustment	160,000	16	(16)		
Imputed film storage rental costs			7,200		7,200
Net loss				(327,770)	(327,770)
Balances, December 31, 2000	7,554,658	755	1,118,324	(1,590,151)	(471,072)
Issuance of common stock in:					
2001 for services	1,200,000	120	119,880		120,000
2001 for cash	100,000	10	9,990		10,000
2001 for payment of accounts payable	1,800,000	180	94,197		94,377
Imputed film storage rental costs			7,200		7,200
Net loss				(307,926)	(307,926)
Balances, December 31, 2001	10,654,658	$ 1,065	$1,349,591	$(1,898,077)	$(547,421)

</TABLE>

See accompanying summary of accounting policies and
notes to financial statements.

F-5

<PAGE>

MAC FILMWORKS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000,
and the Period from November 22, 1994 (Inception) to December 31, 2001

	2001	2000	Period from Inception to Dec. 31, 2001
Cash Flows From Operating Activities			
Net loss	$(307,926)	$(327,770)	$(1,898,077)
Adjustments to reconcile net loss to net cash provided by operating activities			
Shares issued for services	120,000	35,625	604,389
Imputed film storage rental costs	7,200	7,200	28,800
Forgiveness of debt			(27,500)
Depreciation and amortization	2,177	1,088	10,765
Gain on disposition of assets			(5,925)
Changes in:			
Accounts payable	(8,653)	(11,548)	71,608
Accrued officer salary	84,000	84,000	268,000
Accrued interest	58,606	53,284	228,159
Net Cash Used In Operating Activities	(44,596)	(158,121)	(719,781)
Cash Flows From Investing Activities			
Purchase of motion picture film libraries			(60,390)
Purchase of motion picture film library purchase rights			(16,000)
Net Cash Used In Investing Activities			(76,390)
Cash Flows From Financing Activities			
Proceeds from loans from stockholders	50,608	96,847	288,455
Payments on loans from stockholders	(1,196)		(1,196)
Proceeds from loans from banks	9,805	25,342	98,354
Payments on loans from banks	(24,660)	(20,600)	(60,979)
Proceeds from sales of common stock	10,000	56,720	471,720
Net Cash Provided By Financing Activities	44,557	158,309	796,354
Net Increase (Decrease) In Cash	(39)	188	183
Cash - Beginning of Period	222	34	0
Cash - End of Period	$ 183	$ 222	$ 183

See accompanying summary of accounting policies and
notes to financial statements.

F-6

<PAGE>

MAC FILMWORKS, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Business. Mac Filmworks, Inc. ("Mac Filmworks") was organized as a Texas
corporation on November 22, 1994, to acquire, license and distribute classic
movies, TV serials and other film products. During the development stage,
Mac Filmworks is and has been attempting to raise sufficient cash to begin
marketing efforts. In October 1997, Mac Filmworks acquired Keystone
Entertainment, Inc. ("Keystone"), a Delaware corporation, in a transaction
accounted for as a recapitalization. Keystone issued 4,747,680 shares of
stock for the 4,747,680 shares or 100% of the then outstanding shares of Mac
Filmworks. Before that issuance, Keystone had 1,340,000 shares outstanding,
which is shown on the Statement of Stockholders' Deficit as the purchase
price of Keystone by Mac Filmworks. The October 1997 agreement was amended
November 21, 2000 to increase the 1,340,000 shares to 1,500,000 shares paid
for Keystone.

Use of Estimates. Preparing financial statements requires management to
make estimates and assumptions that affect the reported amounts of assets,
liabilities, revenues, and expenses. Actual results could differ from those
estimates.

Cash includes demand deposit bank accounts. Mac Filmworks's policy for
"cash and cash equivalents" includes any highly liquid investments with
original maturities of three months or less.

Depreciation is currently being provided on the computer equipment used by
Mac Filmworks using the straight line method over an estimated useful life
of three years.

Amortization is calculated using the straight-line method for purchased
infomercials at their estimated useful life of 5 years. Motion pictures and
TV serials purchased will be amortized over their expected useful rental
lives which will be estimated when the films begin to be rented. As of
December 31, 2001, no films had yet been rented.

Earnings (Loss) Per Share calculations are presented in accordance with
Financial Accounting Standards Statement 128, and are calculated on the
basis of the weighted average number of common shares outstanding during the
year. They include the dilutive effect of common stock equivalents in years
with net income. Basic and diluted loss per share is the same due to the
absence of common stock equivalents.

Income taxes. Mac Filmworks recognizes deferred tax assets and liabilities
based on differences between the financial reporting and tax bases of assets
and liabilities using the enacted tax rates and laws that are expected to be
in effect when the differences are expected to be recovered. Mac Filmworks
provides a valuation allowance for deferred tax assets for which it does not
consider realization of such assets to be more likely than not.

F-7

<PAGE>
NOTE 2 - FINANCIAL DIFFICULTIES

Mac Filmworks has had no revenues and net losses every year since inception, with a net stockholders' deficit of $574,421 through December 31, 2001. Mac Filmworks has been unable to raise sufficient cash to date to fully execute its business plan involving the planned acquiring, licensing and distribution of classic movies, TV serials and other film products.

However, all of the sellers of the film libraries and other creditors have been patient to date, giving Mac Filmworks a series of temporary payment deadline extensions. There are no employees and recurring overhead obligations are minimal. These minimal obligations have been funded by founder contributions and occasional investor contributions since inception. Mac Filmworks continues to believe it will raise the cash needed to complete its business plan in the near future.

NOTE 3 - ACQUISITION OF FILM LIBRARY

During 1997, Mac Filmworks negotiated the purchase of 7 private libraries containing 996 classic films, made-for-television movies, animated features and cartoons from five individuals. A summary of the purchase price is as follows:

Cash	$ 60,390
Discounted value of notes payable	483,571
223,680 shares of stock at $.50 per share	111,840

Motion Picture Film Library	$655,801
	========

Mac Filmworks has not yet examined all properties purchased, but each agreement contains a right to substitute clause should any films be of inferior quality. All but about 100 films are being held by the library sellers. Mac Filmworks is paying $150 per month as storage to one seller. Mac Filmworks estimates the cost of storage for the other films would be $600 per month if all the sellers were charging a fair rate for this service. This amount is $7,200 per year which is being imputed to annual expense as a shareholder capital contribution.

NOTE 4 - ADDITIONAL FILMS PURCHASE OPTION

In 1997, Mac Filmworks paid $16,000 cash and 24,000 shares valued at $12,000 for the right to purchase an additional library of 700 films for an additional $104,000.

NOTE 5 - NOTES PAYABLE FOR FILM LIBRARY PURCHASES

Mac Filmworks entered into purchase contracts with three of the film library sellers to purchase 5 films libraries which included promissory notes as a portion of the purchase price.

<PAGE>

The balances are:

Western International, Inc.	$ 87,000
RAMM Film Video, Inc.	100,000
RAMM Film Video, Inc.	8,000
Saturn Productions, Inc.	145,000
Western International, Inc.	200,000
Contractual down payments on the above not yet paid	4,500
Add: imputed and accrued interest	167,230

	$711,730
	========

Principal payments on the above amounts were originally due in 1998 and 1999. Interest was imputed at 15% so the original recorded notes payable of $483,571 were recorded at purchase inception in 1997 at their net present values.

In 1998, 2000 and 2001, the notes were renegotiated and the payments on the notes were extended. Principal payments currently due include $433,425 on August 31, 2002, with the balance due August 31, 2003. The effective interest rate has been reduced to rates ranging from 8% to 10%. As of December 31, 2001, the notes are recorded at the original amounts due ($483,571), plus accrued interest of $228,159 for a total of $711,730.

Collateral for each note payable are the underlying films being purchased.

NOTE 6 - NOTES PAYABLE TO BANKS

These are summarized as follows:

Hibernia Capital - operating loan	$11,595
AM South Bank - operating loan	871
Toyota Motor credit	1,213
4 bank credit cards	23,696

	$37,375
	=======

The Hibernia Capital loan is payable in fixed installments of $650 per month including interest at 14.25%. The AM South Bank loan is payable in fixed installments of $281 per month including interest at 11.5%. The bank credit cards are held in the names of a founding shareholder and are revolving credit lines with interest at 19%. All loans are unsecured and are guaranteed by the founding shareholder.

NOTE 7 - SALES OF COMMON STOCK

Mac Filmworks sold its common stock to investors at $.50 per share during mid- 1997 and $1 per share from late 1997 through June 1998. In July 1998, Mac Filmworks sold 40,000 shares for $.75 per share and 5,000 shares at $1.00 per share. No further shares were sold in 1998. In September 1999,

<PAGE>

147,000 shares were sold for $.25 per share, or $36,750 in total proceeds.
In 2000, Mac Filmworks sold 226,880 shares for $.25 per share, or $56,720 in
total proceeds. In July 2001, Mac Filmworks sold 100,000 shares of common
stock for $.10 per share for total proceeds of $10,000.

NOTE 8 - STOCK ISSUED FOR SERVICES & EQUIPMENT

In 2000, Mac Filmworks issued 142,500 shares to various individuals for
services performed valued at $.25 per share, or $35,625 in total proceeds.
In 2000, Mac Filmworks issued 160,000 shares to G/O International, Inc. for
payment of previously disputed services in connection with the original
shell acquisition.

In 2000, Mac Filmworks issued 26,120 shares in exchange for computer
equipment. The shares were valued at $.25 per share, or $6,530 total. Mac
Filmworks also issued 45,000 shares in payment of a prior year account
payable listed at $21,000.

In May 2001, Mac Filmworks issued 1,000,000 shares to the founding
shareholder as a bonus for past services valued at $.10 per share for a
total value of $100,000.

In July 2001, Mac Filmworks issued 200,000 shares to a vendor for services
valued at $.10 per share for a total charge to legal expense of $20,000.

In July 2001, Mac Filmworks issued 1,800,000 shares in payment of certain
accounts payable listed at $94,377. NOTE 9 - STOCK OPTION PLANS

Mac Filmworks adopted its 1998 Incentive Stock Option Plan to provide
"incentive stock options" within the meaning of that term under Internal
Revenue Code 422. Such share options would be issued to current officers
and employees at prices at or above current stock fair market value.
500,000 shares were reserved for issuance under the plan. As of May 7,
2002, no options had been granted.

NOTE 10 - INCOME TAXES

        Deferred tax assets $ 430,402
        Less: valuation allowance   (430,402)

        Net deferred taxes $ 0
                                               =========

Mac Filmworks has net operating losses of $284,945 and $180,726 at December
31, 2000, and 2001 respectively which can each be carried forward 20 years.

NOTE 11 - CONTINGENT ASSET & LIABILITY

On July 15, 2000, Mac Filmworks entered into an agreement to purchase 70
films in exchange for 100,000 shares of restricted Company common stock, if
the Initial Public Offering ("IPO") opens at $5.00 per share; The final
number of shares will be prorated based on the opening price of the IPO.
The total number is based on a ceiling of $7.50 per share and a floor of
$2.50. In addition to the shares, Mac Filmworks must pay $20,000 on the
date of funding from the IPO.

<PAGE>


MAC FILMWORKS, INC
(A Development Stage Company)
BALANCE SHEET
As of June 30, 2002


Assets

Cash	$ 3,240
Motion Picture Film Library	655,801
Motion Picture Film Library Purchase Rights	28,000
Computer equipment, net of accumulated depreciation of $4,353	2,176
Total Assets	$ 689,217

Liabilities and Stockholders' Deficit

Liabilities

Notes payable for film library purchases, including accrued interest	$ 743,019
Due to related parties	250,272
Accrued officer salary	310,000
Accounts payable	5,462
Notes payable	9,259
Royalty advance	5,000
Total Liabilities	1,323,012

Contingencies

Stockholders' Deficit

Preferred stock, $.0001 par, 10,000,000 shares authorized, no shares issued or outstanding	
Common stock, $.0001 par, 50,000,000 shares authorized, 10,654,658 shares issued and outstanding	1,065
Paid in capital	1,353,191
Deficit accumulated during the development stage	(1,988,051)
Total Stockholder's Deficit	(633,795)
Total Liabilities and Stockholders' Deficit	$ 689,217


IF-1


```
<PAGE>
<TABLE>
<CAPTION>
                          MAC FILMWORKS, INC.
                     (A Development Stage Company)
                         STATEMENTS OF EXPENSES
        For the Three Months and Six Months Ended June 30, 2002 and 2001,
        and the Period from November 22, 1994 (Inception) to June 30, 2002


                                                                   Period from
                              Three Months        Six Months      Inception to
                             Ended June 30,      Ended June 30,      June 30,
                            2002       2001      2002      2001       2002
                          --------  ---------  ---------  ---------  -----------
<S>
Operating Expenses:
  General and
     administrative       $ 30,438  $ 114,666  $ 53,944  $ 136,270  $ 1,708,753
  Imputed film storage
     rental costs            1,800      1,800     3,600      3,600       32,400
  Depreciation and
     amortization              544        544     1,088      1,088       11,853
  Gain on disposition
     of assets                                                       (    5,925)
  Interest expense          15,869     14,488    31,342     28,661      268,470
  Debt forgiveness                                                   (   27,500)
                          --------  ---------  --------   ---------  -----------
Net Loss                  $(48,651) $(131,498) $(89,974) $(169,619) $(1,988,051)
                          ========  =========  ========   =========  ===========


Basic and diluted loss
  per common share        $   (.00) $    (.02) $   (.01) $    (.02)
Weighted average
  shares outstanding      10,654,658 7,804,658 10,654,658 8,054,658


                                    IF-2
```

<PAGE>

MAC FILMWORKS, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2002 and 2001,
and the Period from November 22, 1994 (Inception) to June 30, 2002

	2002	2001	Period from Inception to June 30, 2002
Cash Flows From Operating Activities			
Net loss	$ (85,974)	$(169,619)	$(1,988,051)
Adjustments to reconcile net loss to net cash provided by operating activities			
Shares issued for services		100,000	604,389
Imputed film storage rental costs	3,600	3,600	32,400
Forgiveness of debt			(27,500)
Depreciation and amortization	1,088	1,088	11,853
Gain on disposition of assets			(5,925)
Changes in:			
Accounts payable	5,157	(1,934)	76,765
Accrued officer salary	42,000	42,000	310,000
Accrued interest	31,289	28,660	259,448
Royalty advance	5,000		5,000
Net Cash Provided (Used) By Operating Activities	(1,840)	3,795	(721,621)
Cash Flows From Investing Activities			
Purchase of motion picture film libraries			(60,390)
Purchase of motion picture film library purchase rights			(16,000)
Net Cash Used In Investing Activities			(76,390)
Cash Flows From Financing Activities			
Proceeds from loans from stockholders	39,043	4,850	327,498
Payments on loans from stockholders	(6,030)		(7,226)
Proceeds from loans from banks	5,076	1,944	103,430
Payments on loans from banks	(33,192)	(10,783)	(94,171)
Proceeds from sales of common stock			471,720
Net Cash Provided (Used) By Financing Activities	4,897	(3,989)	801,251
Net Change In Cash	3,057	(194)	3,240
Cash - Beginning of Period	183	222	0
Cash - End of Period	$ 3,240	$ 28	$ 3,240

IF-3

<PAGE>

MAC FILMWORKS, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Mac Filmworks,
Inc., a Delaware corporation ("Mac"), have been prepared in accordance with
accounting principles generally accepted in the United States of America and
the rules of the Securities and Exchange Commission ("SEC"), and should be
read in conjunction with the audited financial statements and notes thereto
contained in the Mac's latest Annual Report filed with the SEC on Form SB-2.
In the opinion of management, all adjustments, consisting of normal
recurring adjustments, necessary for a fair presentation of financial
position and the results of operations for the interim periods presented
have been reflected herein. The results of operations for interim periods
are not necessarily indicative of the results to be expected for the full
year. Notes to the financial statements which would substantially duplicate
the disclosure contained in the audited financial statements for the most
recent fiscal year, 2001, as reported in Form SB-2, have been omitted.

NOTE 2 - ROYALTY ADVANCE

In July 2002, Mac entered into a license agreement with an independent
distributor of entertainment products for one of Mac's films. Under the
terms of the agreement, Mac will be paid a $20,000 royalty advance. $5,000
was paid in June 2002, $5,000 was paid in August 2002, and the balance of
$10,000 will be paid in three installments through November 2002. The
agreement expires two years after release of the movie by the distributor.
Upon release, Mac will receive a 20% royalty from sales of the movie after
the $20,000 advance is recovered. As of September 24, 2002, there have been
no sales.

IF-4

<PAGE>
EXHIBIT 4.2

MAC FILMWORKS, INC.

FORM OF WARRANT AGREEMENT

_____, 2002

[NAME OF INVESTOR]
[ADDRESS OF INVESTOR]

Dear _____:

     Mac Filmworks, Inc., a Delaware corporation (the "Company"), for value received, hereby agrees to issue a Class ___ warrant entitling you to purchase _____ shares of the Company's common stock (the "Common Stock"). Such warrants are evidenced by warrant certificates in the form attached hereto as Exhibit A (each such instrument being hereinafter referred to as a "Warrant," and each Warrant and all instruments hereafter issued in replacement, substitution, combination or subdivision thereof being hereinafter collectively referred to as the "Warrants"). The Warrants will be issued in consideration of an investment in the Company by you. The number of shares of Common Stock purchasable upon exercise of the Warrants is subject to adjustment as provided in Section 5 below. The Warrants will be exercisable by each you or any other Warrant holder (as defined below) as to all or any lesser number of shares of Common Stock covered thereby, at an initial Purchase Price of $____ per share, subject to adjustment as provided in Section 5 below, for the exercise period defined in Section 3(a) below. The term "Warrant holder" refers to each person whose name appears on the signature page of this agreement and any transferee or transferees of any of them permitted by Section 2(a) below. Such term, when used in this Warrant Agreement in reference to or in the context of a person who holds or owns shares of Common Stock issued upon exercise of a Warrant, refers where appropriate to such person who holds or owns such shares of Common Stock.

1.   Representations and Warranties.

     The Company represents and warrants to you as follows:

     (a)   Corporate and Other Action. The Company has all requisite power and authority (corporate and other), and has taken all necessary corporate action, to authorize, execute, deliver and perform this Warrant Agreement, to execute, issue, sell and deliver the Warrants and a certificate or certificates evidencing the Warrants, to authorize and reserve for issue and, upon payment from time to time of the Purchase Price, to issue, sell and deliver, the shares of the Common Stock issuable upon exercise of the Warrants (the "Shares"), and to perform all of its obligations under this Warrant Agreement and the Warrants. The Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued and outstanding, fully paid and nonassessable and free of all liens, claims, encumbrances and preemptive rights. This Warrant Agreement and, when issued, each Warrant issued pursuant hereto, has been or will be duly executed and delivered by the Company and is or will be a legal, valid and binding agreement of the Company, enforceable in accordance with its terms. No authorization, approval, consent or other order of any governmental entity, regulatory authority or other third party is required for such authorization, execution, delivery, performance, issue or sale.

     (b)   No Violation. The execution and delivery of this Warrant Agreement, the consummation of the transactions herein contemplated and the compliance with the terms and provisions of this Warrant Agreement and of the Warrants will not conflict with, or result in a breach of, or constitute a default or an event permitting acceleration under, any statute, the Certificate of Incorporation or Bylaws of the Company or any indenture, mortgage, deed of trust, note, bank loan, credit agreement, franchise, license, lease, permit, or any other agreement, understanding, instrument, judgment, decree, order, statute, rule or regulation to which the Company is a party or by which it is or may be bound.

2. Transfer.

     (a)   Transferability of Warrants. You agree that the Warrants are being acquired as an investment and not with a view to distribution thereof and that the Warrants may not be transferred, sold, assigned or hypothecated except as provided herein and in compliance with all applicable securities and other laws.

     (b)   Registration of Shares. You agree not to make any sale or other disposition of the Shares except pursuant to a registration statement which has become effective under the Securities Act of 1933, as amended (the "Act"), setting forth the terms of such offering, the underwriting discount and commissions and any other pertinent data with respect thereto, unless you have provided the Company with an opinion of counsel reasonably acceptable to the Company that such registration is not required. Certificates representing the Shares, which are not registered as provided in Section 2, shall bear an appropriate legend and be subject to a "stop-transfer" order.

3. Exercise of Warrants, Partial Exercise.

     (a)   Exercise Period. This Warrant is exercisable from the date hereof and expires three years from the date of issuance.

     (b)   Exercise in Full. Subject to Section 3(a), Warrants may be exercised in full by the Warrant holder by surrender of the Warrants, with the form of subscription at the end thereof duly executed by such Warrant holder, to the Company at its principal office at 9464 Mansfield Road, Suite A-1, Shreveport, Louisiana 71118, Attention: Chief Executive Officer, accompanied by payment, in cash or by certified or bank cashier's check payable to the order of the Company, in the amount obtained by multiplying the number of shares of the Common Stock represented by the respective Warrant or Warrants by the Purchase Price per share (after giving effect to any adjustments as provided in Section 5 below).

     (c)   Partial Exercise. Subject to Section 3(a), each Warrant may be exercised in part by the Warrant holder by surrender of the Warrant, with the form of subscription at the end thereof duly executed by such Warrant holder, in the manner and at the place provided in Section 3(b) above, accompanied by payment, in cash or by certified or bank cashier's check payable to the order of the Company, in amount obtained by multiplying the number of shares of the Common Stock designated by the Warrant holder in the form of subscription attached to the Warrant by the Purchase Price per share (after giving effect to any adjustments as provided in Section 5 below). Upon any such partial exercise, the Company at its expense will forthwith issue and deliver to or upon the order of the Warrant holder a new Warrant of like tenor, in the name of the Warrant holder thereof or as the Warrant holder (upon payment by such Warrant holder of any applicable transfer taxes) may request, subject to Section 2(a), calling in the aggregate for the purchase of the number of shares of the Common Stock equal to the number of such shares called for on the face of the respective Warrant (after giving effect to any adjustment herein as provided in Section 5 below) minus the number of such shares designated by the Warrant holder in the aforementioned form of subscription.

     (d)   Company to Reaffirm Obligations. The Company will, at the time of any exercise of any Warrant, upon the request of the Warrant holder, acknowledge in writing its continuing obligation to afford to such Warrant holder any rights to which such Warrant holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant Agreement; provided, however, that if the Warrant holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Warrant holder any such right.

4. Delivery of Stock Certificates on Exercise.

     Any exercise of the Warrants pursuant to Section 3 shall be deemed to
have been effected immediately prior to the close of business on the date on
which the Warrants together with the subscription form and the payment for
the aggregate Purchase Price shall have been received by the Company. At
such time, the person or persons in whose name or names any certificate or
certificates representing the Shares or Other Securities (as defined below)
shall be issuable upon such exercise shall be deemed to have become the
holder or holders of record of the Shares or Other Securities so purchased.
As soon as practicable after the exercise of any Warrant in full or in part,
and in any event within 10 days thereafter, the Company at its expense
(including the payment by it of any applicable issue taxes) will cause to be
issued in the name of, and delivered to the purchasing Warrant holder, a
certificate or certificates representing the number of fully paid and
nonassessable shares of Common Stock or Other Securities to which such
Warrant holder shall be entitled upon such exercise, plus in lieu of any
fractional share to which such Warrant holder would otherwise be entitled,
cash in an amount determined pursuant to Section 6(h), together with any
other stock or other securities and property (including cash, where
applicable). The term "Other Securities" refers to any stock (other than
Common Stock), other securities or assets (including cash) of the Company or
any other person (corporate or otherwise) which the holders of the Warrants
at any time shall be entitled to receive, or shall have received, upon the
exercise of the Warrants, in lieu of or in addition to Common Stock, or
which at any time shall be issuable or shall have been issued in exchange
for or in replacement of Common Stock or Other Securities pursuant to
Section 5 below or otherwise.

5. Adjustment of Purchase Price and Number of Shares Purchasable.

     The Purchase Price and the number of Shares are subject to adjustment
from time to time as set forth in this Section 5.

     (a)   In case the Company shall at any time after the date of this
Agreement (i) declare a dividend on the Common Stock in shares of its
capital stock, (ii) subdivide the outstanding Shares, (iii) combine the
outstanding Common Stock into a smaller number of Common Stock, or (iv)
issue any shares of its capital stock by reclassification of the Common
Stock (including any such reclassification in connection with a
consolidation or merger in which the Company is the continuing corporation),
then in each case the Purchase Price, and the number and kind of Shares
receivable upon exercise, in effect at the time of the record date for such
dividend or of the effective date of such subdivision, combination, or
reclassification shall be proportionately adjusted so that the holder of any
Warrant exercised after such time shall be entitled to receive the aggregate
number and kind of Shares which, if such Warrant had been exercised
immediately prior to such time, he would have owned upon such exercise and
been entitled to receive by virtue of such dividend, subdivision,
combination, or reclassification. Such adjustment shall be made
successively whenever any event listed above shall occur.

     (b)   No adjustment in the Purchase Price shall be required if such
adjustment is less than $.05; provided, however, that any adjustments which
by reason of this subsection (h) are not required to be made shall be
carried forward and taken into account in any subsequent adjustment. All
calculations under this Section 5 shall be made to the nearest cent or to
the nearest one-thousandth of a share, as the case may be.

     (c)   Upon each adjustment of the Purchase Price as a result of the
calculations made in any of subsection (a) of this Section 5, each Warrant
outstanding prior to the making of the adjustment in the Purchase Price
shall thereafter evidence the right to purchase, at the adjusted Purchase
Price, that number of Shares (calculated to the nearest thousandth) obtained
by (i) multiplying the number of Shares purchasable upon exercise of a
Warrant immediately prior to adjustment of the number of Shares by the
Purchase Price in effect prior to adjustment of the Purchase Price and (ii)
dividing the product so obtained by the Purchase Price in effect immediately

after such adjustment of the Purchase Price.

(d) In case of any capital reorganization of the Company, or of any reclassification of the Common Stock (other than a reclassification of the Common Stock referred to in subsection (a) of this Section 5), or in the case of the consolidation of the Company with or the merger of the Company into any other corporation or of the sale, transfer, or lease of the properties and assets of the Company as, or substantially as, an entirety to any other corporation, each Warrant shall after such capital reorganization, reclassification of the Common Stock, consolidation, merger, sale, transfer, or lease be exercisable, upon the terms and conditions specified in this Agreement, for the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares of Common Stock purchasable (at the time of such capital reorganization, reclassification of shares, consolidation, merger, sale, transfer, or lease) upon exercise of such Warrant would have been entitled upon such capital reorganization, reclassification of the Common Stock, consolidation, merger, sale, transfer, or lease; and in any such case, if necessary, the provisions set forth in this Section 5 with respect to the rights and interests thereafter of the holders of the Warrants shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities, assets, or cash thereafter deliverable upon the exercise of the Warrants. The subdivision or combination of the Common Stock at any time outstanding into a greater or lesser number of shares shall not be deemed to be a reclassification of the Common Stock for the purposes of this paragraph. The Company shall not effect any such consolidation, merger, transfer, or lease, unless prior to or simultaneously with the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing, receiving, or leasing such assets or other appropriate corporation or entity shall assume, by written instrument executed and delivered to the Warrant holder, the obligation to deliver to the Warrant holder such shares of stock, securities, or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase, and to perform the other obligations of the Company under this Warrant Agreement.

6. Further Covenants of the Company.

(a) Dilution or Impairments. The Company will not, by amendment of its certificate or articles of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants or of this Warrant Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrant holders against dilution or other impairment. Without limiting the generality of the foregoing, the Company:

(i) shall at all times reserve and keep available, solely for issuance and delivery upon the exercise of the Warrants, all shares of Common Stock (or Other Securities) from time to time issuable upon the exercise of the Warrants and shall take all necessary actions to ensure that the par value per share, if any, of the Common Stock (or Other Securities) is at all times equal to or less than the then effective Purchase Price per share;

(ii) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock or Other Securities upon the exercise of the Warrants from time to time outstanding;

(iii) will not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding-up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in any such distribution of assets; and

(iv) will not transfer all or substantially all of its properties and assets to any person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving corporation), unless such other person shall expressly assume in writing and will be bound by all the terms of this Warrant Agreement and the Warrants.

(b) Title to Stock. All shares of Common Stock delivered upon the exercise of the Warrants shall be validly issued, fully paid and nonassessable; each Warrant holder shall, upon such delivery, receive good and marketable title to the Shares, free and clear of all voting and other trust arrangements, liens, encumbrances, equities and claims whatsoever; and the Company shall have paid all taxes, if any, in respect of the issuance thereof.

(c) Remedies. The Company stipulates that the remedies at law of the Warrant holder or any holder of Shares in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant Agreement or the Warrants are not and will not be adequate and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or in the Warrants or by an injunction against a violation of any of the terms hereof or thereof or otherwise.

(d) Exchange of Warrants. Subject to Section 2(a) hereof, upon surrender for exchange of any Warrant to the Company, the Company at its expense will promptly issue and deliver to or upon the order of the holder thereof a new Warrant or like tenor, in the name of such holder or as such holder (upon payment by such Warrant holder of any applicable transfer taxes) may direct, calling in the aggregate for the purchase of the number of shares of the Common Stock called for on the face or faces of the Warrant or Warrants so surrendered. The Warrants and all rights thereunder are transferable in whole or in part upon the books of the Company by the registered holder thereof, subject to the provisions of Section 2(a), in person or by duly authorized attorney, upon surrender of the Warrant, duly endorsed, at the principal office of the Company.

(e) Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company, at the expense of the Warrant holder, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

(f) Reporting by the Company. The Company agrees that during the term of the Warrants it will use its best efforts to keep current in the filing of all forms and other materials, if any, which it may be required to file with the appropriate regulatory authority pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other forms and reports required to be filed with any regulatory authority having jurisdiction over the Company.

(g) Fractional Shares. No fractional Shares are to be issued upon the exercise of any Warrant, but the Company shall pay a cash adjustment in respect of any fraction of a share which would otherwise be issuable in an amount equal to such fraction multiplied by the closing price which shall be the last reported sales price regular way or, in case no such reported sales takes place on such day, the average of the closing bid and asked prices regular way, on the principal national securities exchange in the United States on which the Common Stock is listed or admitted to trading, or if the Common Stock is not listed or admitted to trading on any such national securities exchange, the average of the highest reported bid and lowest reported asked price as furnished by the National Association of Securities Dealers, Inc. through its automated quotation system ("NASDAQ") or a similar organization if NASDAQ is no longer reporting such information.

7. Other Warrant Holders: Holders of Shares.

    The Warrants are issued upon the following terms, to all of which each Warrant holder by the taking thereof consents and agrees: (a) any person who shall become a transferee, within the limitations on transfer imposed by Section 2(a) hereof, of a Warrant properly endorsed shall take such Warrant subject to the provisions of Section 2(a) hereof and thereupon shall be authorized to represent himself as absolute owner thereof and, subject to the restrictions contained in this Warrant Agreement, shall be empowered to transfer absolute title by endorsement and delivery thereof to a permitted bona fide purchaser for value; (b) any person who shall become a holder or owner of Shares shall take such shares subject to the provisions of Section 2(b) hereof; (c) each prior taker or owner waives and renounces all of his equities or rights in such Warrant in favor of each such permitted bona fide purchaser, and each such permitted bona fide purchaser shall acquire absolute title thereto and to all rights presented thereby; and (d) until such time as the respective Warrant is transferred on the books of the Company, the Company may treat the registered holder thereof as the absolute owner thereof for all purposes, notwithstanding any notice to the contrary.

8. Miscellaneous.

    All notices, certificates and other communications from or at the request of the Company to any Warrant holder shall be mailed by first class, registered or certified mail, postage prepaid, to such address as may have been furnished to the Company in writing by such Warrant holder, or, until an address is so furnished, to the address of the last holder of such Warrant who has so furnished an address to the Company, except as otherwise provided herein. This Warrant Agreement and any of the terms hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Texas. The headings in this Warrant Agreement are for purposes of reference only and shall not limit or otherwise affect any of the terms hereof. This Warrant Agreement, together with the forms of instruments annexed hereto as exhibits, constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof.

    IN WITNESS WHEREOF, the Company has caused this Warrant Agreement to be executed on this the _____ day of _____, 2002, in Shreveport, Louisiana, by its proper corporate officers, thereunto duly authorized.

                              MAC FILMWORKS, INC.

                              By_____
                                JIM MCCULLOUGH, SR.
                                Chief Executive Officer

The above Warrant Agreement is confirmed
as of this ____ day of _____, 2002.

_____

By:_____

Printed Name: _____

Title:_____

                    [FORM OF FACE OF CLASS ____ WARRANT CERTIFICATE]

Class ___ Warrant No. ____   To Purchase
                                                   _____ Shares of
                                                            Common Stock

                    CLASS _____ WARRANT CERTIFICATE
                    FOR PURCHASE OF COMMON STOCK

                         MAC FILMWORKS, INC.

Incorporated Under the Laws of Delaware

     This certifies that, for value received, the hereafter named registered
owner is entitled, subject to the terms and conditions of this Warrant,
until the expiration date, to purchase the number of shares set forth above
of the common stock (the "Common Stock"), of Mac Filmworks, Inc. (the
"Corporation") from the Corporation at the purchase price per share
hereafter set forth, on delivery of this Warrant to the Corporation with the
exercise form duly executed and payment of the purchase price (in cash or by
certified or bank cashier's check payable to the order of the Corporation)
for each share purchased. This Warrant is subject to the terms of the
Warrant Agreement between the parties thereto dated as of _____, 2002,
the terms of which are hereby incorporated herein. Reference is hereby made
to such Warrant Agreement for a further statement of the rights of the
holder of this Warrant.

Registered Owner: _____   Date: _____, 2002
                  _____

Purchase Price
     Per Share: $_____

Expiration Date: Subject to Section 3(a) of the Warrant Agreement,
                    _____, 2002.

     WITNESS the signature of the Corporation's authorized officer:

                              MAC FILMWORKS, INC.

                         By_____
                           JIM MCCULLOUGH, SR.
                           Chief Executive Officer

<PAGE>

[FORM OF REVERSE OF CLASS A WARRANT CERTIFICATE]

FORM OF SUBSCRIPTION

(To be signed only upon exercise of Warrant)

To Mac Filmworks, Inc.:

The undersigned, the holder of the enclosed Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, _________* shares of Common Stock of Mac Filmworks, Inc. and herewith makes payment of $_______________ therefor, and requests that the certificate or certificates for such shares be issued in the name of and delivered to the undersigned.

Dated:______________

____
(Signature must conform in all respects to name of holder as specified on the face of the enclosed Warrant)

____
(Address)

____

(*) Insert here the number of shares called for on the face of the Warrant or, in the case of a partial exercise, the portion thereof as to which the Warrant is being exercised, in either case without making any adjustment for additional Common Stock or any other stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant Agreement pursuant to which the Warrant was granted, may be delivered upon exercise.

ASSIGNMENT

For value received, the undersigned hereby sells, assigns and transfers unto

Name:
Address:
City/State:
SSN:

the right represented by the enclosed Warrant to purchase _________________ shares of Common Stock of Mac Filmworks, Inc. to which the enclosed Warrant relates, and appoints _____________________ Attorney to transfer such right on the books of Mac Filmworks, Inc. with full power of substitution in the premises.

The undersigned represents and warrants that the transfer of the enclosed Warrant is permitted by the terms of the Warrant Agreement pursuant to which the enclosed Warrant has been issued, and the transferee hereof, by his acceptance of this Agreement, represents and warrants that he is familiar with the terms of said Warrant Agreement and agrees to be bound by the terms thereof with the same force and effect as if a signatory thereto.

Dated:____________________

____
(Signature must conform in all respects to name of holder as specified on the face of the enclosed Warrant)

Signed in the presence of:

____

ASSET PURCHASE AGREEMENT

     This Agreement, dated as of July 30, 1997, is by and between Mac
Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and Western
International, Inc. ("WII"), a California Corporation (the "Seller").

W I T N E S S E T H:

     WHEREAS, Purchaser desires to purchase certain of Seller's assets
subject to the terms and conditions set forth herein and Seller desires to
sell those assets to Purchaser; and

     WHEREAS, Seller has the power and authority to enter into and carry out
the terms of this Agreement;

     NOW, THEREFORE, in consideration of the mutual representations,
warranties and covenants herein contained, and on the terms and subject to
the conditions herein set forth, the parties hereto hereby agree as follows:

ARTICLE I
Purchase and Sale

     1.01. Sale and Purchase of Assets. Subject to and upon the terms and
conditions contained herein, at the Closing (as hereinafter defined), Seller
shall sell, transfer, assign, convey and deliver to Purchaser, free and
clear of all liens, claims and encumbrances, and Purchaser shall purchase,
accept and acquire from Seller, the following:

     (i)   Ninety-one (92) English language cartoon film master recordings,
     all in 35mm, 16mm 1 inch and/or BETA SP video masters, color or black
     and white, and further described as "movie elements for video masters"
     and suitable for conversion to 1 inch video or Beta SP format, as
     listed in Exhibit "A" hereto, and Seller's rights in the underlying
     contracts, and all rights owned or controlled by Seller for the
     exploitation and other use of such master recordings pertaining thereto
     together with the exclusive right, title and interest in and possession
     of all such master recordings;

     (ii)   All available collateral materials, including without
     limitation, trailers, scripts, still photographs, posters and press
     kits relative to the film master listed in (i) above.

     (iii)   Any copyrights, copyright registrations, copyright registration
     applications, trademarks, trademark registrations, trademark
     registration applications and trade names related to film masters,
     trailers, scripts, still photographs, posters and press kits owned or
     controlled by Seller and all renewals thereof (it being agreed the
     company and its assigns shall be obligated to assign and transfer
     copyright renewals to such transferred copyrights to Purchaser without
     further consideration to the extent such renewals or the right thereto
     are owned by Company on the Closing Date); and

     (iv)   Any agreements with current actors, producers and directors
     ("Artists' Contracts").

     All of the assets described in Subsections (i) through (iv) above are
hereinafter collectively referred to as the "Assets."

     1.02. Excluded Assets. Notwithstanding any other provision hereof,
assets of Seller not listed in Section 1.01 shall not be conveyed to
Purchaser.

     1.03. Closing. The closing of the transactions contemplated hereby
(the "Closing") shall occur on _____, 1997 (the "Closing Date"), in
the offices of _____, or at such other time and place as
shall be mutually agreed to in writing by the parties hereto. The Closing

shall commence at 10:00 a.m., local time, on the Closing Date and proceed promptly to conclusion.

    1.04.   Purchase Price.

    (a)   The total purchase price for the Assets (the "Total Purchase Price") shall be Thirty- three Thousand Dollars ($33,000) cash, of which a deposit of Three Thousand Dollars ($3,000) has already been paid, and the issuance of 5,280 shares MFI restricted common stock.

    (b)   Twenty percent (20%) of the purchase price (the "Retained Funds") and the 5,280 shares of MFI restricted common stock shall be retained by Seller subject to the evaluation of assets as set forth in Section 1.07.

    1.05.   Nonassumption of liabilities of Seller. Purchaser shall not assume any liabilities whatsoever of Seller. Specifically, but not limited to: (i) any federal, state or local income, sales, business or employment tax liability, known or unknown of Seller, (ii) any ad valorem taxes which have become a lien on any of the Assets, or (iii) any liabilities or obligations of Seller which may be incident to or result from the sale of Sellers' assets hereunder or from any dissolution or liquidation of Seller and any resulting distribution of assets.

    1.06.   Instruments of Transfer; Further Assurances. In order to consummate the transactions contemplated hereby, the following shall be delivered at the Closing:

    (a)   Seller shall deliver to Purchaser the Assets listed on Exhibit "A", and the Assignment in the form attached hereto as Exhibit "C".

    (b)   Purchaser shall deliver to Seller the Promissory Note for Eighty-Seven Thousand Dollars ($87,000), certificates representing 17,400 shares of restricted common stock, and a Registration Rights Agreement in the form attached hereto as Exhibit "D." 10,000 cash to be paid thirty days from the Closing Date. CA no later than August 31, 1997.

    (c)   At the Closing, and at all times thereafter as may be necessary, Seller shall execute and deliver to Purchaser such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the Assets and to comply with the purposes and intent of this Agreement.

    1.07.   Asset Evaluation.   Not less than fifteen (15) days nor more than thirty (30) days from Closing (the "Evaluation Period"), Purchaser shall evaluate the Assets for the following criteria:

    (a)   suitability for broadcasting;

    (b)   good title;

    (c)   duplication in Purchaser's film library.

If, in Purchaser's sole discretion, he finds that any of the Assets are unsuitable for broadcasting, lack good title or are duplicative, he may return the film to Seller and deduct the per film purchase price of Two Hundred Fifty Dollars cash ($250) from the Retained Funds, and forty (40) shares of Company common stock. Any remaining funds and shares shall be immediately released to Seller following the Evaluation Period, or replace with another western film or equate type picture,

    1.08.   Partial Registration.   On or before August 31, 1998 MFI will either:

     (i)   Register up to 8,700 shares of the stock, pursuant to the
    attached Registration Rights Agreement or

    (ii)   Arrange for the private resale of the stock at not less than

$5.00 per share; or

     (iii)   Sell the shares pursuant to a suitable exemption.

                            ARTICLE II
                Purchaser's Representations and Warranties

     Purchaser represents and warrants that the following are true and
correct as of this date and will be true and correct through the Closing
Date as if made on that date:

     2.01. Organization and Good Standing. Purchaser is a corporation duly
organized, validly existing and in good standing under the laws of the State
of its incorporation, with all requisite power and authority to carry on the
business in which it is engaged, to own the properties it owns and to
execute and deliver this Agreement and to consummate the transactions
contemplated hereby.

     2.02. Authorization and Validity. The execution, delivery and
performance of this Agreement and the other agreements contemplated hereby
by Purchaser, and the consummation of the transactions contemplated hereby
and thereby, have been duly authorized by Purchaser. This Agreement and each
other agreement contemplated hereby have been or will be prior to Closing
duly executed and delivered by Purchaser and constitute or will constitute
legal, valid and binding obligations of Purchaser, enforceable against
Purchaser in accordance with their respective terms.

     2.03. No Violation. Neither the execution and performance of this
Agreement or the other agreements contemplated hereby, nor the consummation
of the transactions contemplated hereby or thereby, will (a) conflict with,
or result in a breach of the terms, conditions and provisions of, or
constitute a default under, the Articles of Incorporation or By-laws of
Purchaser or any agreement, indenture or other instrument under which
Purchaser is bound, or (b) violate or conflict with any judgment, decree,
order, statute, rule or regulation of any court or any public, governmental
or regulatory agency or body having jurisdiction over Purchaser or the
properties or assets of Purchaser.

     2.04. Finder's Fee. Purchaser has not incurred any obligation for any
finder's, broker's or agent's fee in connection with the transactions
contemplated hereby.

                            ARTICLE III
              Representations and Warranties of Seller

     Seller represents and warrants that the following are true and correct
as of this date and will be true and correct through the Closing Date as if
made on that date:

     3.01. Organization and Good Standing. Seller is a corporation duly
organized, validly existing and in good standing under the laws of the State
of its incorporation, with all requisite power and authority to carry on the
business in which it is engaged, to own the properties it owns and to
execute and deliver this Agreement and to consummate the transactions
contemplated hereby.

     3.02. Authorization and Validity. The execution, delivery and
performance of this Agreement and the other agreements contemplated hereby
by Seller and the consummation of the transactions contemplated hereby and
thereby, have been duly authorized by Seller. This Agreement and each other
agreement contemplated hereby have been or will be duly executed and
delivered by Seller and constitute or will constitute legal, valid and
binding obligations of Seller, enforceable against it in accordance with
their respective terms.

     3.03. No Violation. Neither the execution and performance of this

Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of the Articles of Incorporation or Bylaws of Seller or any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions:

5.01. Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct as of the Closing, subject to any changes contemplated by this Agreement, Seller shall not have discovered any material error, misstatement or omission therein.

5.02. Covenants. Purchaser shall have performed and complied in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by it prior to the Closing.

5.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

6.01. Seller's Indemnity. Subject to the terms and conditions of this Article VI, Seller hereby agrees to indemnify, defend and hold Purchaser and its officers, directors, stockholders agents, attorneys and affiliates harmless from and against all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against or incurred by Purchaser by reason of or resulting from a breach by Seller or of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Seller hereunder.

6.02. Purchaser's Indemnity. Subject to the terms and conditions of this Article VI, Purchaser hereby agrees to indemnify, defend and hold Seller and its officers, directors, agents, attorneys and affiliates harmless from and against all Damages asserted against or incurred by Seller by reason of or resulting from a breach by Purchaser of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Purchaser hereunder.

6.03. Conditions of Indemnification. The respective obligations and liabilities of Seller and Purchaser (the "indemnifying party") to the other (the "party to be indemnified") under Sections 6.01 and 6.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

(a)   Within 20 days (or such earlier time as might be required to avoid prejudicing the indemnifying party's position including the entry of a default judgment) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, or with reasonable promptness after the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense; provided, however, that the party to be indemnified may participate in the defense with counsel of its own choice and at its own expense.

(b)   In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

(c)   Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

(d)   The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

            If to Seller: Western International, Inc.
                               2899 Agoura Road
                               Westlake Village, CA 913161
                               Attn: Ken Hartford

            with a copy to:

            If to Purchaser: Mac Filmworks, Inc.
                               9464 Mansfield Road, Suite A-1
                               Shreveport, La. 71118
                               Attn: Jim McCullough

            with a copy to: Thomas C. Pritchard
                               Brewer & Pritchard, P.C.

                        Texaco Heritage Plaza
                        1111 Bagby, Suite 2450
                        Houston, Texas 77002

Any party may change its address for notice by written notice given to the other parties.

     7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

     7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

     7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

     7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

     7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

     7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Texas. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

     7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

     7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     7.12. Taxes. Buyer shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:

WESTERN INTERNATIONAL, INC.

By://s// KEN HARTFORD
Name: Ken Hartford
Title: President

PURCHASER:

MAC FILMWORKS, INC.

By://s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

PROMISSORY NOTE

$87,000   Shreveport, Louisiana   July 30, 1997

     FOR VALUE RECEIVED, the undersigned, MAC FILMWORKS, INC. a Texas corporation ("Maker"), hereby promises to pay to the order of WESTERN INTERNATIONAL, INC. ("Payee"), at Shreveport, Louisiana, the principal sum of Eighty-seven Thousand and no/100 Dollars ($87,000), in lawful money in United States of America, which shall be legal tender, in payment of all debts and dues, public and private, at the time of payment, bearing interest and payable as provided herein.

     Interest on the unpaid balance of this Note shall accrue at a rate per annum equal to 6%; provided, however, that such interest shall not exceed the Maximum Rate as hereinafter defined. All past-due principal and interest shall bear interest at the maximum rate permitted by applicable law. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The principal amount and accrued interest of this Note shall be due and payable two equal installments plus accrued interest, with a first payment due on August 31, 1998 and the succeeding payment due on the same date one year thereafter.

     The installment payments are payable in cash, or upon the written request of Payee thirty (30) days prior to the date payment is due, through the issuance of Maker common stock, $.001 par value.

     This Note may be prepaid in whole or in part, at any time and from time to time, without premium or penalty.

     If any payment of principal or interest on this Note shall become due on a Saturday, Sunday or any other day on which national banks are not open for business, such payment shall be made on the next succeeding business day.

     An event of default means default in the payment of the principal of, and interest on, the Note at its maturity, whatever the reason for such event of default and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any Court or any order, rule or regulation of any administrative governmental body ("Event of Default").

     If an Event of Default shall occur and shall continue for a period of seventy two (72) hours, Payee shall automatically be entitled to shares of Maker common stock. For purposes of this provision, the common stock issued to Payee shall be valued at sixty percent (60%) of the average previous thirty (30) days closing bid price, as quoted by NASDAQ or the OTC Electronic Bulletin Board. Payee shall receive one demand registration right and one piggy-back registration right for shares issued pursuant to this provision.

     Notwithstanding anything to the contrary in this Note or any other agreement entered into in connection herewith, whether now existing or hereafter arising and whether written or oral, it is agreed that the aggregate of all interest and any other charges constituting interest, or adjudicated as constituting interest, and contracted for, chargeable or receivable under this Note or otherwise in connection with this loan transaction, shall under no circumstances exceed the Maximum Rate. In the event the maturity of this Note is accelerated by reason of an Event of Default under this Note, other agreement entered into in connection herewith or therewith, by voluntary prepayment by Maker or otherwise, then earned interest may never include more than the Maximum Rate, computed from the dates of each advance of the loan proceeds outstanding until payment. If from any circumstance any holder of this Note shall ever receive interest or any other charges constituting interest, or adjudicated as constituting interest, the amount, if any, which would exceed the Maximum Rate shall be applied to the reduction of the principal amount owing on this Note, and not to the payment of interest; or if such excessive interest exceeds the unpaid balance of principal hereof, the amount of such excessive interest that exceeds the unpaid balance of principal hereof shall be refunded to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, to the extent permitted by applicable law (i) any non principal payment shall be characterized as an expense, fee or premium rather than as interest; and (ii) all interest at any time contracted for, charged, received or preserved in connection herewith shall be amortized, prorated, allocated and spread in equal parts during the period of the full stated term of this Note. The term "Maximum Rate" shall mean the maximum rate of interest allowed by applicable federal or state law.

        Except as provided herein, Maker and any sureties, guarantors and endorsers of this Note jointly and severally waive demand, presentment, notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, diligence in collecting, grace, notice and protest, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearance whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder. If any efforts are made to collect or enforce this Note or any installment due hereunder, the undersigned agrees to pay all collection costs and fees, including reasonable attorney's fees.

        This Note shall be construed and enforced under and in accordance with the laws of the State of Louisiana.

        IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

                        MAC FILMWORKS, INC.

                        By: //s// JIM MCCULLOUGH, SR.
                            Jim McCullough

```
                       EXHIBIT "C"

                       ASSIGNMENT


     FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and
adequacy of which are hereby acknowledged, Western International,
Inc.("WII") does hereby:

     SELL, ASSIGN AND TRANSFER to Mac Filmworks, Inc., a Texas corporation,
the assets listed on Exhibit "A" attached hereto for its own use and for use
of its successors and assigns (the "Assets");

     WARRANT AND COVENANT that no assignment, grant, mortgage, license or
other agreement affecting the rights and property herein conveyed by the
undersigned has been or will be made to others;

     WARRANT AND COVENANT that the Assets are free and clear of all liens
and encumbrances and the use, distribution and showing of the assets will
not infringe any copyright claims of any party;

     COVENANT, when requested and at the expense of the assignee, to execute
all additional instruments and to do all things necessary for carrying out
the purpose of this instrument;

     TO BE BINDING on the assigns and successors of the undersigned and
extend to the successors and assigns.

     IN WITNESS WHEREOF, the undersigned hereby executes this agreement the
30th day of July, 1997.


                              ASSIGNOR:

                              WESTERN INTERNATIONAL, INC.

                              By://s// KEN HARTFORD
                              Name:  Ken Hartford
                              Title: President
```

<PAGE>
EXHIBIT 10.4

ASSET PURCHASE AGREEMENT

     This Agreement, dated as of July 12, 1997, is by and between Mac
Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and Delta
Equities Corporation ("DEC"), a Florida Corporation (the "Seller").

                    W I T N E S S E T H:

     WHEREAS, Purchaser desires to purchase certain of Seller's assets
subject to the terms and conditions set forth herein and Seller desires to
sell those assets to Purchaser; and

     WHEREAS, Seller has the power and authority to enter into and carry out
the terms of this Agreement;

     NOW, THEREFORE, in consideration of the mutual representations,
warranties and covenants herein contained, and on the terms and subject to
the conditions herein set forth, the parties hereto hereby agree as follows:

                         ARTICLE I
                      Purchase and Sale

     1.01. Sale and Purchase of Assets. Subject to and upon the terms and
conditions contained herein, at the Closing (as hereinafter defined), Seller
shall sell, transfer, assign, convey and deliver to Purchaser, free and
clear of all liens, claims and encumbrances, and Purchaser shall purchase,
accept and acquire from Seller, the following:

     (i)   One Hundred Thirty-Two (132) English-language feature film
           master recordings, all in 35 mm, 16 mm, 1-inch and or 3/4-inch
           video masters, color or black and white, and further described
           as "movie elements for video masters" and suitable for
           conversion to 1-inch video format, as listed in Exhibit "A"
           hereto, and Seller's rights in the underlying contracts, and all
           rights owned or controlled by Seller for the exploitation and
           other use of such master recordings pertaining thereto together
           with the exclusive right, title and interest in and possession
           of all such master recordings;

     (ii) All available collateral materials, including without
           limitation, trailers, scripts, still photographs, posters and
           press kits relative to the film master listed in (i) above.

     (iii) Any copyrights, copyright registrations, copyright registration
           applications, trademarks, trademark registrations, trademark
           registration applications and trade names related to film
           masters, trailers, scripts, still photographs, posters and press
           kits owned or controlled by Seller and all renewals thereof (it
           being agreed the company and its assigns shall be obligated to
           assign and transfer copyright renewals to such transferred
           copyrights to Purchaser without further consideration to the
           extent such renewals or the right thereto are owned by Company
           on the Closing Date); and

     (iv) Any agreements with current actors, producers and directors
           ("Artists' Contracts").

     All of the assets described in Subsections (i) through (iv) above are
hereinafter collectively referred to as the "Assets."

     1.02. Excluded Assets. Notwithstanding any other provision hereof,
assets of Seller not listed in Section 1.01 shall not be conveyed to
Purchaser.

     1.03. Closing. The closing of the transactions contemplated hereby
(the "Closing") shall occur on _____, 1997 (the "Closing

Date"), in the offices of _____
_____, or at such
other time and place as shall be mutually agreed to in writing by the
parties hereto. The Closing shall commence at 10:00 a.m., local time, on
the Closing Date and proceed promptly to conclusion.

     1.04. Purchase Price.

     (a)   The total purchase price for the Assets (the "Total Purchase
Price") shall be Thirty- three Thousand Dollars ($33,000) cash, of which a
deposit of Three Thousand Dollars ($3,000) has already been paid, and the
issuance of 5,280 shares MFI restricted common stock.

     (b)   Twenty percent (20%) of the purchase price (the "Retained
Funds") and the 5,280 shares of MFI restricted common stock shall be
retained by Seller subject to the evaluation of assets as set forth in
Section 1.07.

     1.05. Nonassumption of liabilities of Seller. Purchaser shall not
assume any liabilities whatsoever of Seller. Specifically, but not limited
to: (i) any federal, state or local income, sales, business or employment
tax liability, known or unknown of Seller, (ii) any ad valorem taxes which
have become a lien on any of the Assets, or (iii) any liabilities or
obligations of Seller which may be incident to or result from the sale of
Sellers' assets hereunder or from any dissolution or liquidation of Seller
and any resulting distribution of assets.

     1.06. Instruments of Transfer; Further Assurances. In order to
consummate the transactions contemplated hereby, the following shall be
delivered at the Closing:

     (a)   Seller shall deliver to Purchaser the Assets listed on Exhibit
"A", and the Assignment in the form attached hereto as Exhibit "B".

     (b)   Purchaser shall deliver to Seller the certificates representing
5,280 shares of restricted common stock, Twenty-Three Thousand Four Hundred
Dollars ($23,400) in cash, and a Registration Rights Agreement in the form
attached hereto as Exhibit "C".

     (c)   At the Closing, and at all times thereafter as may be necessary,
Seller shall execute and deliver to Purchaser such other instruments of
transfer as shall be reasonably necessary or appropriate to vest in
Purchaser good and indefeasible title to the Assets and to comply with the
purposes and intent of this Agreement.

     1.07. Asset Evaluation.   Not less than fifteen (15) days nor more
than thirty (30) days from Closing (the "Evaluation Period"), Purchaser
shall evaluate the Assets for the following criteria:

     (a)   suitability for broadcasting;

     (b)   good title;

     (c)   duplication in Purchaser's film library.

If, in Purchaser's sole discretion, he finds that any of the Assets are
unsuitable for broadcasting, lack good title or are duplicative, he may
return the film to Seller and deduct the per film purchase price of Two
Hundred Fifty Dollars cash ($250) from the Retained Funds, and forty (40)
shares of Company common stock. Any remaining funds and shares shall be
immediately released to Seller following the Evaluation Period, or replace
with another western film or equate type picture, or replace with another
western film of equal type picture,

     1.08. Partial Registration.   On or before June 15, 1998 MFI will
either:

        (i) Register up to 2,640 shares of the stock, pursuant to the attached Registration Rights Agreement or

(ii) Arrange for the private resale of the stock at not less than $5.00 per share; or

(iii) MFI will sell the shares pursuant to a suitable exemption.

ARTICLE II
Purchaser's Representations and Warranties

Purchaser represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

2.01. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

2.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Purchaser, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Purchaser. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Purchaser and constitute or will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

2.03. Capitalization. MFI has the corporate authority to issue a total of _____ shares of common stock, of which _____ shares have been issued and are outstanding. In addition, MFI has issued and outstanding Warrants to purchase an aggregate of _____ shares of common stock, and options to purchase _____ shares of common stock.

2.04. No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-laws of Purchaser or any agreement, indenture or other instrument under which Purchaser is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser.

2.05. Finder's Fee. Purchaser has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.01. Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.02. Authorization and Validity. The execution, delivery and

performance of this Agreement and the other agreements contemplated hereby
by Seller and the consummation of the transactions contemplated hereby and
thereby, have been duly authorized by Seller. This Agreement and each other
agreement contemplated hereby have been or will be duly executed and
delivered by Seller and constitute or will constitute legal, valid and
binding obligations of Seller, enforceable against it in accordance with
their respective terms.

     3.03. No Violation. Neither the execution and performance of this
Agreement or the agreements contemplated hereby nor the consummation of the
transactions contemplated hereby or thereby will (a) result in a violation
or breach of the Articles of Incorporation or Bylaws of Seller or any
agreement or other instrument under which Seller is bound or to which any of
the assets of Seller are subject, or result in the creation or imposition of
any lien, charge or encumbrance upon any of such assets, or (b) violate any
applicable law or regulation or any judgment or order of any court or
governmental agency. Seller has complied in all material respects with all
applicable laws, regulations and licensing requirements, and has filed with
the proper authorities all necessary statements and reports. Seller
possesses all necessary licenses, franchises, permits and governmental
authorizations.

     3.04. Consents. No authorization, consent, approval, permit or
license of, or filing with, any governmental or public body or authority,
any lender or lessor or any other person or entity is required to authorize,
or is required in connection with, the execution, delivery and performance
of this Agreement or the agreements contemplated hereby on the part of
Seller.

     3.05. Compliance with Laws. There are no existing violations by
Seller of any applicable federal, state or local law or regulation that
could affect the property or business of Seller.

     3.06. Finder's Fee. Seller has not incurred any obligation for any
finder's, broker's or agent's fee in connection with the transactions
contemplated hereby.

     3.07. Litigation. Seller has not had any legal action or
administrative proceeding or investigation instituted or, to the best of the
knowledge of Seller, threatened against or affecting, or that could affect
any of the assets or business of Seller. Seller is not (a) subject to any
continuing court or administrative order, writ, injunction or decree
applicable specifically to Seller or to its business, assets, operations or
employees, or (b) in default with respect to any such order, writ,
injunction or decree. Seller knows of no basis for any such action,
proceeding or investigation.

     3.08. Title. Seller has good title to all of the Assets being sold to
Purchaser by it and that the same are free and clear of all liens and
encumbrances and the use, distribution and showing of the Assets will not
infringe any copyright claims of any other party.

     3.09. Accuracy of Information Furnished. All information furnished to
Purchaser by Seller herein or in any exhibit hereto is true, correct and
complete in all material respects. Such information states all material
facts required to be stated therein or necessary to make the statements
therein, in light of the circumstances under which such statements are made,
true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

     Except as may be waived in writing by Purchaser, the obligations of
Purchaser hereunder are subject to the fulfillment at or prior to the
Closing of each of the following conditions:

     4.01. Representations and Warranties. The representations and
warranties of Seller contained herein shall be true and correct as of the

Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions:

5.01. Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct as of the Closing, subject to any changes contemplated by this Agreement, Seller shall not have discovered any material error, misstatement or omission therein.

5.02. Covenants. Purchaser shall have performed and complied in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by it prior to the Closing.

5.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

6.01. Seller's Indemnity. Subject to the terms and conditions of this Article VI, Seller hereby agrees to indemnify, defend and hold Purchaser and its officers, directors, stockholders agents, attorneys and affiliates harmless from and against all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against or incurred by Purchaser by reason of or resulting from a breach by Seller or of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Seller hereunder.

6.02. Purchaser's Indemnity. Subject to the terms and conditions of this Article VI, Purchaser hereby agrees to indemnify, defend and hold Seller and its officers, directors, agents, attorneys and affiliates harmless from and against all Damages asserted against or incurred by Seller by reason of or resulting from a breach by Purchaser of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Purchaser hereunder.

6.03. Conditions of Indemnification. The respective obligations and liabilities of Seller and Purchaser (the "indemnifying party") to the other (the "party to be indemnified") under Sections 6.01 and 6.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

(a)   Within 20 days (or such earlier time as might be required to avoid prejudicing the indemnifying party's position including the entry of a default judgment) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, or with reasonable promptness after the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense; provided, however, that the party to be indemnified may participate in the defense with counsel of its own choice and at its own expense.

(b)   In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

(c)   Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

(d)   The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

        If to Seller: Delta Equities Corporation
                          805 Prize Oak
                          Cedar Park, Texas 78613
                          Attn: Brian Ostrander

        with a copy to:

```
      If to Purchaser:  Mac Filmworks, Inc.
                        9464 Mansfield Road, Suite A-1
                        Shreveport, La.  71118
                        Attn: Jim McCullough

      with a copy to:   Thomas C. Pritchard
                        Brewer & Pritchard, P.C.
                        Texaco Heritage Plaza
                        1111 Bagby, Suite 2450
                        Houston, Texas 77002
```

Any party may change its address for notice by written notice given to the other parties.

     7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

     7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

     7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

     7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

     7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

     7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Louisiana. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

     7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Buyer shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13   Offset. Notwithstanding anything to the contrary contained herein, Seller agrees that Purchaser shall be entitled to credit and offset against any payments due by Purchaser as a result of Seller's breach of any of the terms and conditions hereof.

7.14. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                            SELLER:

                            DELTA EQUITIES CORPORATION

                            By://s// BRIAN OSTRANDER
                            Name: Brian Ostrander
                            Title: President

                            PURCHASER:

                            MAC FILMWORKS, INC.

                            By://s// JIM MCCULLOUGH, SR.
                            Name: Jim McCullough, Sr.
                            Title: President

<PAGE>

EXHIBIT "A"

<PAGE>

EXHIBIT "B"

ASSIGNMENT

       FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and
adequacy of which are hereby acknowledged, Delta Equities Corporation
("DEC") does hereby:

       SELL, ASSIGN AND TRANSFER to Mac Filmworks, Inc., a Texas corporation,
the assets listed on Exhibit "A" attached hereto for its own use and for use
of its successors and assigns (the "Assets");

       WARRANT AND COVENANT that no assignment, grant, mortgage, license or
other agreement affecting the rights and property herein conveyed by the
undersigned has been or will be made to others;

       WARRANT AND COVENANT that the Assets are free and clear of all liens
and encumbrances and the use, distribution and showing of the assets will
not infringe any copyright claims of any party;

       COVENANT, when requested and at the expense of the assignee, to execute
all additional instruments and to do all things necessary for carrying out
the purpose of this instrument;

       TO BE BINDING on the assigns and successors of the undersigned and
extend to the successors and assigns.

       IN WITNESS WHEREOF, the undersigned hereby executes this agreement the
27 day of September, 1997.

                              ASSIGNOR:

                              DELTA EQUITIES CORPORATION

                              By: //s//BRIAN OSTRANDER
                              Name: Brian Ostrander
                              Title: President

<PAGE>

                              EXHIBIT "C"

                     REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated July 12,
1997, is by and between MAC FILMWORKS, INC., a Texas corporation
("Company"), and DELTA EQUITIES CORPORATION, (the "Holder").

                          W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and
the Holder, the Company has agreed to grant certain Registration Rights
(hereinafter defined) to 660 of the Holder's shares ("Shares") of the
Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual
covenants contained herein, and other good and valuable consideration, the
receipt and sufficiency of which is hereby acknowledged, the parties hereto
agree as follows:

                              ARTICLE ONE
                     Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to
provide the Holder with the following registration rights with respect to
the Shares and any other securities issued or issuable at any time or from
time to time in respect of the Shares upon a stock split, stock dividend,
recapitalization or other similar event involving the Company (collectively,
the "Securities"): one right to "piggyback" on a firm commitment
underwritten offering of Company securities, subject to the provisions of
this Agreement (the right to one piggyback registration right hereunder
being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof
acknowledges that such registration right does not constitute a demand
registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to
piggyback on a firm commitment underwriting of the Company securities
pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the
Holder written notice of any registration relating to a firm commitment
public offering of the Company securities; and (ii) include in such
registration (and related qualification under blue sky laws or other
compliance, unless such expense or terms of such qualification is
unreasonable in comparison to the number of securities to be registered in
such jurisdiction, as determined in the sole discretion of the Company), and
in the underwriting involved therein, all the Securities specified in
Holder's written request or requests, mailed in accordance with Section 3.8
herein within 30 days after the date of such written notice from the
Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall
be conditioned upon Holder's participation in such underwriting, and the
inclusion of the Securities in the underwriting shall be limited to the
extent provided herein. The Holder and all other holders proposing to
distribute their securities through such underwriting shall (together with
the Company and the other holders distributing their securities through such
underwriting) enter into an underwriting agreement in customary form with
the managing underwriter selected for such underwriting by the Company.
Notwithstanding any other provision of this Agreement, if the managing
underwriter determines that marketing factors require a limitation of the
number of shares to be underwritten, the managing underwriter may limit some
or all of the Securities that may be included in the registration and
underwriting as follows: the number of Securities that may be included in

the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

     SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

     (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

     (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

          (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

          (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

          (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

     (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but

not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post-effective amendments required for the lawful distribution of the Securities to the public in connection with such registration, of supplying prospectuses, offering circulars or other documents) will be paid by the Company.

(e) In connection with the preparation and filing of a registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holder, its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE TWO
Indemnification

SECTION 2.1 Indemnification by the Company. In the event of any registration of the Securities of the Company under the Securities Act, the Company agrees to indemnity and hold harmless the Holder and each other person who participates as an underwriter in the offering or sale of such securities against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which the Holder or underwriter may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Holder's Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse the Holder's and each such underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based on an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder's specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder's or any such underwriter and shall survive the transfer of the Securities by the Holder.

SECTION 2.2 Indemnification by the Holder. The Company may require, as a condition to including the Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the Holder, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company, within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder specifically stating that it is for use in the preparation of such

registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Notwithstanding the foregoing, the maximum liability hereunder which any holder shall be required to suffer shall be limited to the net proceeds to such Holder from the Shares sold by such Holder in the offering. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of the Securities by the Holder.

     SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a Claim referred to in this Article Two, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article Two, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnifying party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim.

     SECTION 2.4 Indemnification Payments. The indemnification required by this Article shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

                              ARTICLE THREE
                              Miscellaneous

     SECTION 3.1 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived only by the written agreement of the Company and the Holder of 51% or more of the Shares and shall be effective only to the extent specifically set forth in such writing.

     SECTION 3.2 Term of the Agreement. This Agreement shall terminate with respect to the Holder on the earlier to occur of (i) all of the Securities having been registered as provided in Article One or (ii) _____.

     SECTION 3.3 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto are transferable and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, but only if so expressed in writing.

     SECTION 3.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     SECTION 3.5 Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Holder on any breach or default of the Company under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

    If to the Company, to:

        Mac Filmworks, Inc.
        9464 Mansfield, Suite A-1
        Shreveport, La. 7118
        Attention: President

    If to Holder, to:

        Delta Equities Corporation
        805 Prize Oak
        Cedar Park, Texas 78613
        Attn: Brian Ostrander

SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Agreement as of the date first set forth above.

                    COMPANY:

                    MAC FILMWORKS, INC.

                    By: //s//
                    Name: Jim McCullough, Sr.
                    Title: President - CEO

                    HOLDER:

                    DELTA EQUITIES CORPORATION

                    By: //s//
                    Name: Brian Ostrander
                    Title: President

ASSET PURCHASE AGREEMENT

     This Agreement, dated as of July 24, 1997, is by and between Mac
Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and Stephen
D. Durbin d/b/a Durbin Entertainment, a California Sole Proprietorship (the
"Seller").

                       W I T N E S S E T H:

     WHEREAS, Purchaser desires to purchase certain of Seller's assets
subject to the terms and conditions set forth herein and Seller desires to
sell those assets to Purchaser; and

     WHEREAS, Seller has the power and authority to enter into and carry out
the terms of this Agreement;

     NOW, THEREFORE, in consideration of the mutual representations,
warranties and covenants herein contained, and on the terms and subject to
the conditions herein set forth, the parties hereto hereby agree as follows:

                            ARTICLE I
                         Purchase and Sale

     1.01. Sale and Purchase of Assets. Subject to and upon the terms and
conditions contained herein, at the Closing (as hereinafter defined), Seller
shall sell, transfer, assign, convey and deliver to Purchaser, free and
clear of all liens, claims and encumbrances, and Purchaser shall purchase,
accept and acquire from Seller, the following:

     (i)   Eight hundred (800) English-language feature film master
            recordings, all in 35 mm, 16 mm, 1-inch and, or BETA-SP video
            masters, color or black and white, and further described as
            "movie elements for video masters" and suitable for conversion
            to 1-inch video format, as listed in Exhibit "A" hereto, and
            Seller's rights in the underlying contracts, and all rights
            owned or controlled by Seller for the exploitation and other use
            of such master recordings pertaining thereto together with the
            exclusive right, title and interest in and possession of all
            such master recordings;

     (ii)   All available collateral materials, including without
            limitation, trailers, scripts, still photographs, posters and
            press kits relative to the film master listed in (i) above.

     (iii) Any copyrights, copyright registrations, copyright registration
            applications, trademarks, trademark registrations, trademark
            registration applications and trade names related to film
            masters, trailers, scripts, still photographs, posters and press
            kits owned or controlled by Seller and all renewals thereof (it
            being agreed the company and its assigns shall be obligated to
            assign and transfer copyright renewals to such transferred
            copyrights to Purchaser without further consideration to the
            extent such renewals or the right thereto are owned by Company
            on the Closing Date); and

     (iv)   Any agreements with current actors, producers and directors
            ("Artists' Contracts").

     All of the assets described in Subsections (i) through (iv) above are
hereinafter collectively referred to as the "Assets."

     1.02. Excluded Assets. Notwithstanding any other provision hereof,
assets of Seller not listed in Section 1.01 shall not be conveyed to
Purchaser.

     1.03. Closing. The closing of the transactions contemplated hereby (the "Closing") shall occur on _____, 1997 (the "Closing Date"), in the offices of _____ _____, or at such other time and place as shall be mutually agreed to in writing by the parties hereto. The Closing shall commence at 10:00 a.m., local time, on the Closing Date and proceed promptly to conclusion.

　　　1.04. Purchase Price.

　　　(a)　　The total purchase price for the Assets (the "Total Purchase Price") shall consist of cash and stock to be paid as follows: (i) a non-recourse promissory note in the principal amount of One Hundred and Four Thousand Dollars ($104,000), in the form attached hereto as Exhibit "B"; (ii) Sixteen Thousand Dollars ($16,000) cash; and (iii) 24,000 shares MFI restricted common stock.

　　　(b)　　Seller hereby acknowledges receipt of a cash deposit of Sixteen Thousand and no/100 dollars ($16,000) from Purchaser.

　　　1.05. Nonassumption of liabilities of Seller. Purchaser shall not assume any liabilities whatsoever of Seller. Specifically, but not limited to: (i) any federal, state or local income, sales, business or employment tax liability, known or unknown of Seller, (ii) any ad valorem taxes which have become a lien on any of the Assets, or (iii) any liabilities or obligations of Seller which may be incident to or result from the sale of Sellers' assets hereunder or from any dissolution or liquidation of Seller and any resulting distribution of assets.

　　　1.06. Instruments of Transfer; Further Assurances. In order to consummate the transactions contemplated hereby, the following shall be delivered at the Closing:

　　　(a)　　Seller shall deliver to Purchaser the Assets listed on Exhibit "A", and the Assignment in the form attached hereto as Exhibit "C".

　　　(b)　　Purchaser shall deliver to Seller the Promissory Note for One Hundred and Four Thousand Dollars ($104,000), certificates representing 24,000 shares of restricted common stock, and a Registration Rights Agreement in the form attached hereto as Exhibit "D."

　　　(c)　　At the Closing, and at all times thereafter as may be necessary, Seller shall execute and deliver to Purchaser such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the Assets and to comply with the purposes and intent of this Agreement.

　　　1.07. Asset Evaluation.   Purchaser reserves the right to examine each feature film as to quality. If, in Purchaser's sole discretion, he finds that any of the feature films are unsuitable for broadcasting he may return the film to Seller who will replace said film with a film of acceptable quality. In the event a film of acceptable quality is not available, Purchaser may deduct the per film purchase price of Three Hundred Dollars ($300) from the balance outstanding under the Promissory Note.

　　　1.08. Partial Registration.   On or before August 31, 1998 MFI will either:

　　　(i)　　Register up to 12,000 shares of the stock, pursuant to the attached Registration Rights Agreement or

　　　(ii)　　Arrange for the private resale of the stock at not less than $5.00 per share; or

　　　(iii)　　Allow Seller to sell the shares pursuant to a suitable exemption.

ARTICLE II
Purchaser's Representations and Warranties

Purchaser represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

2.01. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

2.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Purchaser, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Purchaser. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Purchaser and constitute or will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

2.03. Capitalization. MFI has the corporate authority to issue a total of _____ shares of common stock, of which _____ shares have been issued and are outstanding. In addition, MFI has issued and outstanding Warrants to purchase an aggregate of _____ shares of common stock, and options to purchase _____ shares of common stock.

2.04. No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-laws of Purchaser or any agreement, indenture or other instrument under which Purchaser is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser.

2.05. Finder's Fee. Purchaser has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.01. Organization and Good Standing. Seller is a sole proprietorship, validly existing and in good standing under the laws of the State of organization, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Seller. This Agreement and each other agreement contemplated hereby have been or will be duly executed and delivered by Seller and constitute or will constitute legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.03. No Violation. Neither the execution and performance of this Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

     3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

     3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

     3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

     3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

     3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

     3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

     Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

     4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

     4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

     4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

     4.04. No Material Adverse Change. No material, adverse change in the

assets, business operations or financial condition of Seller shall have
occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller
hereunder are subject to fulfillment at or prior to the Closing of each of
the following conditions:

5.01. Representations and Warranties. The representations and
warranties of Purchaser contained herein shall be true and correct as of the
Closing, subject to any changes contemplated by this Agreement, Seller shall
not have discovered any material error, misstatement or omission therein.

5.02. Covenants. Purchaser shall have performed and complied in all
material respects with all covenants or conditions required by this
Agreement to be performed and complied with by it prior to the Closing.

5.03. Proceedings. No action, proceeding or order by any court or
governmental body or agency shall have been threatened in writing, asserted,
instituted or entered to restrain or prohibit the carrying out of the
transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

6.01. Seller's Indemnity. Subject to the terms and conditions of
this Article VI, Seller hereby agrees to indemnify, defend and hold
Purchaser and its officers, directors, stockholders agents, attorneys and
affiliates harmless from and against all losses, claims, obligations,
demands, assessments, penalties, liabilities, costs, damages, reasonable
attorneys' fees and expenses (collectively, "Damages"), asserted against or
incurred by Purchaser by reason of or resulting from a breach by Seller or
of any representation, warranty or covenant contained herein or in any
agreement executed pursuant hereto, or the failure to perform any other
condition imposed on Seller hereunder.

6.02. Purchaser's Indemnity. Subject to the terms and conditions of
this Article VI, Purchaser hereby agrees to indemnify, defend and hold
Seller and its officers, directors, agents, attorneys and affiliates
harmless from and against all Damages asserted against or incurred by Seller
by reason of or resulting from a breach by Purchaser of any representation,
warranty or covenant contained herein or in any agreement executed pursuant
hereto, or the failure to perform any other condition imposed on Purchaser
hereunder.

6.03. Conditions of Indemnification. The respective obligations and
liabilities of Seller and Purchaser (the "indemnifying party") to the other
(the "party to be indemnified") under Sections 6.01 and 6.02 hereof with
respect to claims resulting from the assertion of liability by third parties
shall be subject to the following terms and conditions:

(a) Within 20 days (or such earlier time as might be required to
avoid prejudicing the indemnifying party's position including the entry of a
default judgment) after receipt of notice of commencement of any action
evidenced by service of process or other legal pleading, or with reasonable
promptness after the assertion in writing of any claim by a third party, the
party to be indemnified shall give the indemnifying party written notice
thereof together with a copy of such claim, process or other legal pleading,
and the indemnifying party shall have the right to undertake the defense
thereof by representatives of its own choosing and at its own expense;
provided, however, that the party to be indemnified may participate in the
defense with counsel of its own choice and at its own expense.

(b)   In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

(c)   Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

(d)   The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

        If to Seller: Stephen D. Durbin
                           d/b/a Durbin Entertainment
                           1199 Forest Avenue #294
                           Pacific Grove, CA 93950

        with a copy to:

        If to Purchaser: Mac Filmworks, Inc.
                           9464 Mansfield Road, Suite A-1
                           Shreveport, La. 71118
                           Attn: Jim McCullough

        with a copy to: Thomas C. Pritchard
                           Brewer & Pritchard, P.C.
                           Texaco Heritage Plaza
                           1111 Bagby, Suite 2450
                           Houston, Texas 77002

Any party may change its address for notice by written notice given to the other parties.

7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Louisiana. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Seller shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Offset. Notwithstanding anything to the contrary contained herein, Seller agrees that Purchaser shall be entitled to credit and offset against any payments due by Purchaser as a result of Seller's breach of any of the terms and conditions hereof.

     7.14. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              SELLER:

                              STEPHEN D. DURBIN
                              D/B/A DURBIN ENTERTAINMENT

                              By: //s// STEPHEN D. DURBIN
                              Name: Stephen D. Durbin
                              Title: Owner

                              PURCHASER:

                              MAC FILMWORKS, INC.

                              By://s// JIM MCCULLOUGH, SR.
                              Name: Jim McCullough, Sr.
                              Title: President

EXHIBIT "A"

SCHEDULE OF TITLES

at Shreveport Office

(approximately 134 pages)

THIS HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND IS TRANSFERRABLE ONLY UPON COMPLIANCE WITH ALL APPLICABLE SECURITIES AND
OTHER LAWS.

NON - RECOURSE PROMISSORY NOTE

$104,000   Shreveport, Louisiana   July 24, 1997

     FOR VALUE RECEIVED, the undersigned, MAC FILMWORKS, INC. a Texas
corporation ("Maker"), hereby promises to pay to the order of STEPHEN D.
DURBIN D/B/A DURBIN ENTERTAINMENT ("Payee"), at Shreveport, Louisiana, the
principal sum of One Hundred Four Thousand and no/100 Dollars ($104,000), in
lawful money in United States of America, which shall be legal tender, in
payment of all debts and dues, public and private, at the time of payment,
bearing interest and payable as provided herein.

     Interest on the unpaid balance of this Note shall accrue at a rate per
annum equal to 6%; provided, however, that such interest shall not exceed
the Maximum Rate as hereinafter defined. All past-due principal and
interest shall bear interest at the maximum rate permitted by applicable
law. Interest will be computed on the basis of a 360-day year of twelve 30-
day months.

     The principal amount and accrued interest of this Note shall be due and
payable in eight (8) installments of Thirteen Thousand and no/100 dollars
($13,000) each plus accrued interest, with a first payment due upon delivery
of a 100 film title tranche (the "Delivery"), and a like amount on each
subsequent Delivery, until the full amount of this note and accrued interest
shall be fully paid. Delivery will be at the request of Maker and at Maker's
discretion.

     Maker reserves the right to chose the titles of each 100 film tranche
(the "Selected Assets").

     The installment payments are payable in cash, or upon the written
request of Payee thirty (30) days prior to the date payment is due, through
the issuance of Maker common stock, $.001 par value.

     This Note may be prepaid in whole or in part, at any time and from time
to time, without premium or penalty.

     If any payment of principal or interest on this Note shall become due
on a Saturday, Sunday or any other day on which national banks are not open
for business, such payment shall be made on the next succeeding business
day.

     An event of default means default in the payment of the principal of,
and interest on, the Note at its maturity, whatever the reason for such
event of default and whether it shall be voluntary or involuntary or
effected by operation of law or pursuant to any judgment, decree or order of
any Court or any order, rule or regulation of any administrative
governmental body ("Event of Default").

     If an Event of Default shall occur and shall continue for a period of
seventy two (72) hours, Payee shall automatically be entitled to shares of
Maker common stock. For purposes of this provision, the common stock issued
to Payee shall be valued at sixty percent (60%) of the average previous
thirty (30) days closing bid price, as quoted by NASDAQ or the OTC
Electronic Bulletin Board. Payee shall receive one demand registration
right and one piggy-back registration right for shares issued pursuant to
this provision.

     Notwithstanding anything to the contrary in this Note or any other
agreement entered into in connection herewith, whether now existing or
hereafter arising and whether written or oral, it is agreed that the

aggregate of all interest and any other charges constituting interest, or adjudicated as constituting interest, and contracted for, chargeable or receivable under this Note or otherwise in connection with this loan transaction, shall under no circumstances exceed the Maximum Rate. In the event the maturity of this Note is accelerated by reason of an Event of Default under this Note, other agreement entered into in connection herewith or therewith, by voluntary prepayment by Maker or otherwise, then earned interest may never include more than the Maximum Rate, computed from the dates of each advance of the loan proceeds outstanding until payment. If from any circumstance any holder of this Note shall ever receive interest or any other charges constituting interest, or adjudicated as constituting interest, the amount, if any, which would exceed the Maximum Rate shall be applied to the reduction of the principal amount owing on this Note, and not to the payment of interest; or if such excessive interest exceeds the unpaid balance of principal hereof, the amount of such excessive interest that exceeds the unpaid balance of principal hereof shall be refunded to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, to the extent permitted by applicable law (i) any non principal payment shall be characterized as an expense, fee or premium rather than as interest; and (ii) all interest at any time contracted for, charged, received or preserved in connection herewith shall be amortized, prorated, allocated and spread in equal parts during the period of the full stated term of this Note. The term "Maximum Rate" shall mean the maximum rate of interest allowed by applicable federal or state law.

Except as provided herein, Maker and any sureties, guarantors and endorsers of this Note jointly and severally waive demand, presentment, notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, diligence in collecting, grace, notice and protest, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearance whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder. If any efforts are made to collect or enforce this Note or any installment due hereunder, the undersigned agrees to pay all collection costs and fees, including reasonable attorney's fees.

This Note shall be construed and enforced under and in accordance with the laws of the State of California.

IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

MAC FILMWORKS, INC.

By://s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

                         EXHIBIT "C"

                        ASSIGNMENT

     FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and
adequacy of which are hereby acknowledged, Stephen D. Durbin d/b/a Durbin
Entertainment ("Durbin") does hereby:

     SELL, ASSIGN AND TRANSFER to Mac Filmworks, Inc., a Texas corporation,
the assets listed on Exhibit "A" attached hereto for its own use and for use
of its successors and assigns (the "Assets");

     WARRANT AND COVENANT that no assignment, grant, mortgage, license or
other agreement affecting the rights and property herein conveyed by the
undersigned has been or will be made to others;

     WARRANT AND COVENANT that the Assets are free and clear of all liens
and encumbrances and the use, distribution and showing of the assets will
not infringe any copyright claims of any party as of the date of the
agreement;

     COVENANT, when requested and at the expense of the assignee, to execute
all additional instruments and to do all things necessary for carrying out
the purpose of this instrument;

     TO BE BINDING on the assigns and successors of the undersigned and
extend to the successors and assigns.

     IN WITNESS WHEREOF, the undersigned hereby executes this agreement the
27th day of July, 1997.

                         ASSIGNOR:

                         STEPHEN D. DURBIN
                         D/B/A DURBIN ENTERTAINMENT

                         By: //s// STEPHEN D. DURBIN
                         Name: Stephen D. Durbin
                         Title: Owner

EXHIBIT "D"

REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated July __,
1997, is by and between MAC FILMWORKS, INC., a Texas corporation
("Company"), and STEPHEN D. DURBIN D/B/A DURBIN ENTERTAINMENT, (the
"Holder").

                    W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and
the Holder, the Company has agreed to grant certain Registration Rights
(hereinafter defined) to 12,000 of the Holder's shares ("Shares") of the
Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual
covenants contained herein, and other good and valuable consideration, the
receipt and sufficiency of which is hereby acknowledged, the parties hereto
agree as follows:

                         ARTICLE ONE
                Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to
provide the Holder with the following registration rights with respect to
the Shares and any other securities issued or issuable at any time or from
time to time in respect of the Shares upon a stock split, stock dividend,
recapitalization or other similar event involving the Company (collectively,
the "Securities"): one right to "piggyback" on a firm commitment
underwritten offering of Company securities, subject to the provisions of
this Agreement (the right to one piggyback registration right hereunder
being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof
acknowledges that such registration right does not constitute a demand
registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to
piggyback on a firm commitment underwriting of the Company securities
pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the
Holder written notice of any registration relating to a firm commitment
public offering of the Company securities; and (ii) include in such
registration (and related qualification under blue sky laws or other
compliance, unless such expense or terms of such qualification is
unreasonable in comparison to the number of securities to be registered in
such jurisdiction, as determined in the sole discretion of the Company), and
in the underwriting involved therein, all the Securities specified in
Holder's written request or requests, mailed in accordance with Section 3.8
herein within 30 days after the date of such written notice from the
Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall
be conditioned upon Holder's participation in such underwriting, and the
inclusion of the Securities in the underwriting shall be limited to the
extent provided herein. The Holder and all other holders proposing to
distribute their securities through such underwriting shall (together with
the Company and the other holders distributing their securities through such
underwriting) enter into an underwriting agreement in customary form with
the managing underwriter selected for such underwriting by the Company.
Notwithstanding any other provision of this Agreement, if the managing
underwriter determines that marketing factors require a limitation of the
number of shares to be underwritten, the managing underwriter may limit some

or all of the Securities that may be included in the registration and underwriting as follows: the number of Securities that may be included in the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

    SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

    (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

    (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

        (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

        (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

        (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

    (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

    (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post- effective amendments required for the lawful distribution of the Securities to the public in connection with such registration, of supplying prospectuses, offering circulars or other documents) will be paid by the Company.

　　　(e)　In connection with the preparation and filing of a registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holder, its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE TWO
Indemnification

　　SECTION 2.1　Indemnification by the Company.　In the event of any registration of the Securities of the Company under the Securities Act, the Company agrees to indemnity and hold harmless the Holder and each other person who participates as an underwriter in the offering or sale of such securities against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which the Holder or underwriter may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Holder's Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse the Holder's and each such underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based on an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder's specifically stating that it is for use in the preparation thereof.　Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder's or any such underwriter and shall survive the transfer of the Securities by the Holder.

　　SECTION 2.2　Indemnification by the Holder.　The Company may require, as a condition to including the Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the Holder, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company, within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Notwithstanding the foregoing, the maximum liability hereunder which any holder shall be required to suffer shall be limited to the net proceeds to such Holder from the Shares sold by such Holder in the offering. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of the Securities by the Holder.

     SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a Claim referred to in this Article Two, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article Two, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnifying party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim.

     SECTION 2.4 Indemnification Payments. The indemnification required by this Article shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

ARTICLE THREE
Miscellaneous

     SECTION 3.1 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived only by the written agreement of the Company and the Holder of 51% or more of the Shares and shall be effective only to the extent specifically set forth in such writing.

     SECTION 3.2 Term of the Agreement. This Agreement shall terminate with respect to the Holder on the earlier to occur of (i) all of the Securities having been registered as provided in Article One or (ii) _____.

     SECTION 3.3 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto are transferable and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, but only if so expressed in writing.

     SECTION 3.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

SECTION 3.5 Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Holder on any breach or default of the Company under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

    If to the Company, to:

            Mac Filmworks, Inc.
            9464 Mansfield, Suite A-1
            Shreveport, La. 7118
            Attention: President

    If to Holder, to:

            Stephen D. Durbin
            d/b/a Durbin Entertainment
            1199 Forest Avenue #294
            Pacific Grove, CA 93950

SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Agreement as of the date first set forth above.

                        COMPANY:

                        MAC FILMWORKS, INC.

                        By://s// JIM MCCULLOUGH, SR.
                        Name: Jim McCullough, Sr.
                        Title: President

                        HOLDER:

                        STEPHEN D. DURBIN
                        D/B/A DURBIN ENTERTAINMENT

By://s// STEPHEN D. DURBIN
Name: Stephen D. Durbin
Title: President

ASSET PURCHASE AGREEMENT

This Agreement, dated as of July _____, 1997, is by and between Mac Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and RAMM Film Video, Inc. ("RAMM"), a California Corporation (the "Seller").

W I T N E S S E T H:

WHEREAS, Purchaser desires to purchase certain of Seller's assets subject to the terms and conditions set forth herein and Seller desires to sell those assets to Purchaser; and

WHEREAS, Seller has the power and authority to enter into and carry out the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, and on the terms and subject to the conditions herein set forth, the parties hereto hereby agree as follows:

ARTICLE I
Purchase and Sale

1.01. Sale and Purchase of Assets. Subject to and upon the terms and conditions contained herein, at the Closing (as hereinafter defined), Seller shall sell, transfer, assign, convey and deliver to Purchaser, free and clear of all liens, claims and encumbrances, and Purchaser shall purchase, accept and acquire from Seller, the following:

  (i)   One-hundred seventy five (175) English language feature film master recordings, all in 35mm, 16mm 1 inch and/or BETA SP video masters, color or black and white, and further described as "movie elements for video masters" and suitable for conversion to 1 inch video format, as listed in Exhibit "A" hereto, and Seller's rights in the underlying contracts and all rights owned or controlled by Seller for the exploitation and other use of such master recordings pertaining thereto together with the exclusive right, title and interest in and possession of all such master recordings;

 (ii)   All available collateral materials, including without limitation, trailers, scripts, still photographs, posters and press kits relative to the film masters listed in (a) above;

(iii)   Any copyrights, copyright registrations, copyright registration applications, trademarks, trademark registrations, trademark registration applications and trade names related to film masters, trailers, scripts, still photographs, posters and press kits owned or controlled by Seller and all renewals thereof (it being agreed that Company and its assigns shall be obligated to assign and transfer copyright renewals to such transferred copyrights to Purchaser without further consideration to the extend such renewals or the rights thereto are owned by Company on the Closing Date);

 (iv)   Any agreements with current actors, producers and directors ("Artists' Contracts").

All of the assets described in Subsections (i) through (iv) above are hereinafter collectively referred to as the "Assets."

1.02. Excluded Assets. Notwithstanding any other provision hereof, assets of Seller not listed in Section 1.01 shall not be conveyed to Purchaser.

1.03. Closing. The closing of the transactions contemplated hereby (the "Closing") shall occur on _____, 1997 (the "Closing Date"), in the offices of _____ _____, or at such other time and place as shall be mutually agreed to in writing by the parties hereto. The Closing shall commence at 10:00 a.m., local time, on the Closing Date and proceed promptly to conclusion.

    1.04. Purchase Price.

    The total purchase price for the Assets (the "Total Purchase Price") shall consist of cash and stock to be paid as follows: (i) a two-year One Hundred Thousand Dollar ($100,000) Secured Promissory Note bearing a six percent (6%) interest rate per annum, in the form attached hereto as Exhibit "B"; (ii) Five Thousand Dollars ($5,000) cash; and (iii) 50,000 shares restricted MFI common stock.

    1.05. Nonassumption of liabilities of Seller. Purchaser shall not assume any liabilities whatsoever of Seller. Specifically, but not limited to: (i) any federal, state or local income, sales, business or employment tax liability, known or unknown of Seller, (ii) any ad valorem taxes which have become a lien on any of the Assets, or (iii) any liabilities or obligations of Seller which may be incident to or result from the sale of Sellers' assets hereunder or from any dissolution or liquidation of Seller and any resulting distribution of assets.

    1.06. Instruments of Transfer; Further Assurances. In order to consummate the transactions contemplated hereby, the following shall be delivered at the Closing:

        (a) Seller shall deliver to Purchaser the Assets listed on Exhibit "A", and the Assignment in the form attached hereto as Exhibit "C",

        (b) Purchaser shall deliver to Seller the Promissory Note for One Hundred Thousand Dollars ($100,000), Five Thousand Dollars ($5,000) in cash, certificates representing 50,000 shares of restricted common stock, and a Registration Rights Agreement in the form attached hereto as Exhibit "D." Seller hereby acknowledges receipt of a cash deposit in the sum of Five Thousand Dollars ($5,000).

        (c) At the Closing, and at all times thereafter as may be necessary, Seller shall execute and deliver to Purchaser such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the Assets and to comply with the purposes and intent of this Agreement.

    1.07. Asset Evaluation.   Purchaser reserves the right to examine each feature film as to quality and duplicity in the Purchaser's present film library. If, in Purchaser's sole discretion, he finds that any of the feature films are unsuitable for broadcasting or are duplicative, he may return the film to Seller who will replace said film with a film of acceptable quality. In the event a film of acceptable quality is not available, Purchaser may deduct the per film purchase price of Two Thousand Dollars ($2,000) for copyrighted films and One Thousand Dollars ($1,000) for films within the public domain from the balance outstanding under the Promissory Note.

    1.08. Partial Registration.   On or before August 31, 1998 MFI will either:

    (i)   Register up to 25,000 shares of the stock, pursuant to the attached Registration Rights Agreement or

    (ii)   Arrange for the private resale of the stock at not less than $5.00 per share; or

    (iii)   Sell the shares pursuant to a suitable exemption.

ARTICLE II
Purchaser's Representations and Warranties

Purchaser represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

2.01. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

2.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Purchaser, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Purchaser. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Purchaser and constitute or will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

2.03. No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-laws of Purchaser or any agreement, indenture or other instrument under which Purchaser is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser. 2.04. Finder's Fee. Purchaser has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.01. Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Seller. This Agreement and each other agreement contemplated hereby have been or will be duly executed and delivered by Seller and constitute or will constitute legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.03. No Violation. Neither the execution and performance of this Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of the Articles of Incorporation or Bylaws of Seller or any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions:

5.01. Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct as of the Closing, subject to any changes contemplated by this Agreement, Seller shall not have discovered any material error, misstatement or omission therein.

5.02. Covenants. Purchaser shall have performed and complied in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by it prior to the Closing.

5.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

6.01. Seller's Indemnity. Subject to the terms and conditions of this Article VI, Seller hereby agrees to indemnify, defend and hold Purchaser and its officers, directors, stockholders agents, attorneys and affiliates harmless from and against all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against or incurred by Purchaser by reason of or resulting from a breach by Seller or of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Seller hereunder.

6.02. Purchaser's Indemnity. Subject to the terms and conditions of this Article VI, Purchaser hereby agrees to indemnify, defend and hold Seller and its officers, directors, agents, attorneys and affiliates harmless from and against all Damages asserted against or incurred by Seller by reason of or resulting from a breach by Purchaser of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Purchaser hereunder.

6.03. Conditions of Indemnification. The respective obligations and liabilities of Seller and Purchaser (the "indemnifying party") to the other (the "party to be indemnified") under Sections 6.01 and 6.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

     (a) Within 20 days (or such earlier time as might be required to avoid prejudicing the indemnifying party's position including the entry of a default judgment) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, or with reasonable promptness after the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense; provided, however, that the party to be indemnified may participate in the defense with counsel of its own choice and at its own expense.

     (b) In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

(c)   Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

(d)   The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

            If to Seller: RAMM Film Video, Inc.
                               2899 Agoura Road
                               Westlake Village, CA 91361
                               Attn: Glen Hartford

            with a copy to:

            If to Purchaser: Mac Filmworks, Inc.
                               9464 Mansfield Road, Suite A-1
                               Shreveport, La. 71118
                               Attn: Jim McCullough

            with a copy to: Thomas C. Pritchard
                               Brewer & Pritchard, P.C.
                               Texaco Heritage Plaza
                               1111 Bagby, Suite 2450
                               Houston, Texas 77002

Any party may change its address for notice by written notice given to the other parties.

7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Texas. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Seller shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Offset. Notwithstanding anything to the contrary contained herein, Seller agrees that Purchaser shall be entitled to credit and offset against any payments due by Purchaser as a result of Seller's breach of any of the terms and conditions hereof.

7.14. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:
RAMM FILM VIDEO, INC.

By: //s// GLEN HARTFORD
Name: Glen Hartford
Title: President

PURCHASER:

MAC FILMWORKS, INC.

By: //s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

EXHIBIT A

LIST OF TITLES

PROMISSORY NOTE

$100,000   Shreveport, Louisiana   July 31, 1997

FOR VALUE RECEIVED, the undersigned, MAC FILMWORKS, INC. a Texas corporation ("Maker"), hereby promises to pay to the order of RAMM FILM VIDEO, INC. ("Payee"), at Shreveport, Louisiana, the principal sum of One Hundred Thousand and no/100 Dollars ($100,000), in lawful money in United States of America, which shall be legal tender, in payment of all debts and dues, public and private, at the time of payment, bearing interest and payable as provided herein.

Interest on the unpaid balance of this Note shall accrue at a rate per annum equal to 6%; provided, however, that such interest shall not exceed the Maximum Rate as hereinafter defined. All past-due principal and interest shall bear interest at the maximum rate permitted by applicable law. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The principal amount and accrued interest of this Note shall be due and payable in two (2) installments of Fifty Thousand and no/100 dollars ($50,000), the first installment of which is due on August 31, 1998, and a like amount on the same day of each year thereafter.

This Note may be prepaid in whole or in part, at any time and from time to time, without premium or penalty.

If any payment of principal or interest on this Note shall become due on a Saturday, Sunday or any other day on which national banks are not open for business, such payment shall be made on the next succeeding business day.

An event of default means default in the payment of the principal of, and interest on, the Note at its maturity, whatever the reason for such event of default and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any Court or any order, rule or regulation of any administrative governmental body ("Event of Default").

If an Event of Default shall occur and be continuing, the principal amount of this Note may be declared immediately due and payable within thirty (30) days of the due date.

The indebtedness hereunder is secured by a Security Agreement having the same date hereof.

Notwithstanding anything to the contrary in this Note or any other agreement entered into in connection herewith, whether now existing or hereafter arising and whether written or oral, it is agreed that the aggregate of all interest and any other charges constituting interest, or adjudicated as constituting interest, and contracted for, chargeable or receivable under this Note or otherwise in connection with this loan transaction, shall under no circumstances exceed the Maximum Rate. In the event the maturity of this Note is accelerated by reason of an Event of Default under this Note, other agreement entered into in connection herewith or therewith, by voluntary prepayment by Maker or otherwise, then earned interest may never include more than the Maximum Rate, computed from the dates of each advance of the loan proceeds outstanding until payment. If from any circumstance any holder of this Note shall ever receive interest or any other charges constituting interest, or adjudicated as constituting interest, the amount, if any, which would exceed the Maximum Rate shall be

applied to the reduction of the principal amount owing on this Note, and not to the payment of interest; or if such excessive interest exceeds the unpaid balance of principal hereof, the amount of such excessive interest that exceeds the unpaid balance of principal hereof shall be refunded to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, to the extent permitted by applicable law (i) any non principal payment shall be characterized as an expense, fee or premium rather than as interest; and (ii) all interest at any time contracted for, charged, received or preserved in connection herewith shall be amortized, prorated, allocated and spread in equal parts during the period of the full stated term of this Note. The term "Maximum Rate" shall mean the maximum rate of interest allowed by applicable federal or state law.

        Except as provided herein, Maker and any sureties, guarantors and endorsers of this Note jointly and severally waive demand, presentment, notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, diligence in collecting, grace, notice and protest, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearance whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder. If any efforts are made to collect or enforce this Note or any installment due hereunder, the undersigned agrees to pay all collection costs and fees, including reasonable attorney's fees.

        This Note shall be construed and enforced under and in accordance with the laws of the State of Louisiana.

        IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

                        MAC FILMWORKS, INC.

                        By: //s// JIM MCCULLOUGH, SR.
                            Jim McCullough, Sr., President

EXHIBIT C

ASSIGNMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and adequacy of which are hereby acknowledged, RAMM Film Video, Inc. ("RAMM") does hereby:

SELL, ASSIGN AND TRANSFER to Mac Filmworks, Inc., a Texas corporation, the assets listed on Exhibit "A" attached hereto for its own use and for use of its successors and assigns (the "Assets");

WARRANT AND COVENANT that no assignment, grant, mortgage, license or other agreement affecting the rights and property herein conveyed by the undersigned has been or will be made to others;

WARRANT AND COVENANT that the Assets are free and clear of all liens and encumbrances and the use, distribution and showing of the assets will not infringe any copyright claims of any party;

COVENANT, when requested and at the expense of the assignee, to execute all additional instruments and to do all things necessary for carrying out the purpose of this instrument;

TO BE BINDING on the assigns and successors of the undersigned and extend to the successors and assigns.

IN WITNESS WHEREOF, the undersigned hereby executes this agreement the ____ day of _____, 1997.

ASSIGNOR:

RAMM FILM VIDEO, INC.

By: //s// GLEN HARTFORD
Name: Glen Hartford
Title: President

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated July __,
1997, is by and between MAC FILMWORKS, INC., a Texas corporation
("Company"), and RAMM FILM VIDEO, INC, (the "Holder").

                          W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and
the Holder, the Company has agreed to grant certain Registration Rights
(hereinafter defined) to 25,000 of the Holder's shares ("Shares") of the
Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual
covenants contained herein, and other good and valuable consideration, the
receipt and sufficiency of which is hereby acknowledged, the parties hereto
agree as follows:

                             ARTICLE ONE
                    Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to
provide the Holder with the following registration rights with respect to
the Shares and any other securities issued or issuable at any time or from
time to time in respect of the Shares upon a stock split, stock dividend,
recapitalization or other similar event involving the Company (collectively,
the "Securities"): one right to "piggyback" on a firm commitment
underwritten offering of Company securities, subject to the provisions of
this Agreement (the right to one piggyback registration right hereunder
being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof
acknowledges that such registration right does not constitute a demand
registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to
piggyback on a firm commitment underwriting of the Company securities
pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the
Holder written notice of any registration relating to a firm commitment
public offering of the Company securities; and (ii) include in such
registration (and related qualification under blue sky laws or other
compliance, unless such expense or terms of such qualification is
unreasonable in comparison to the number of securities to be registered in
such jurisdiction, as determined in the sole discretion of the Company), and
in the underwriting involved therein, all the Securities specified in
Holder's written request or requests, mailed in accordance with Section 3.8
herein within 30 days after the date of such written notice from the
Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall
be conditioned upon Holder's participation in such underwriting, and the
inclusion of the Securities in the underwriting shall be limited to the
extent provided herein. The Holder and all other holders proposing to
distribute their securities through such underwriting shall (together with
the Company and the other holders distributing their securities through such
underwriting) enter into an underwriting agreement in customary form with
the managing underwriter selected for such underwriting by the Company.
Notwithstanding any other provision of this Agreement, if the managing
underwriter determines that marketing factors require a limitation of the
number of shares to be underwritten, the managing underwriter may limit some
or all of the Securities that may be included in the registration and
underwriting as follows: the number of Securities that may be included in

the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

     SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

     (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

     (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

          (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

          (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

          (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

     (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but

not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post-effective amendments required for the lawful distribution of the Securities to the public in connection with such registration, of supplying prospectuses, offering circulars or other documents) will be paid by the Company.

(e) In connection with the preparation and filing of a registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holder, its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE TWO
Indemnification

SECTION 2.1 Indemnification by the Company. In the event of any registration of the Securities of the Company under the Securities Act, the Company agrees to indemnity and hold harmless the Holder and each other person who participates as an underwriter in the offering or sale of such securities against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which the Holder or underwriter may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Holder's Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse the Holder's and each such underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based on an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder's specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder's or any such underwriter and shall survive the transfer of the Securities by the Holder.

SECTION 2.2 Indemnification by the Holder. The Company may require, as a condition to including the Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the Holder, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company, within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder specifically stating that it is for use in the preparation of such

registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Notwithstanding the foregoing, the maximum liability hereunder which any holder shall be required to suffer shall be limited to the net proceeds to such Holder from the Shares sold by such Holder in the offering. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of the Securities by the Holder.

SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a Claim referred to in this Article Two, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article Two, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnifying party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim.

SECTION 2.4 Indemnification Payments. The indemnification required by this Article shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

ARTICLE THREE
Miscellaneous

SECTION 3.1 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived only by the written agreement of the Company and the Holder of 51% or more of the Shares and shall be effective only to the extent specifically set forth in such writing.

SECTION 3.2 Term of the Agreement. This Agreement shall terminate with respect to the Holder on the earlier to occur of (i) all of the Securities having been registered as provided in Article One or (ii) _____.

SECTION 3.3 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto are transferable and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, but only if so expressed in writing.

SECTION 3.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

SECTION 3.5 Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Holder on any breach or default of the Company under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

    SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

    SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

    SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

        If to the Company, to:

                Mac Filmworks, Inc.
                9464 Mansfield Road
                Shreveport, La. 7118
                Attention: President

        If to Holder, to:

                RAMM Film Video, Inc.
                2899 Agoura Road
                Westlake Village, CA
                Attention: Glen Hartford

    SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

    SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

    SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

    The parties hereto have executed this Agreement as of the date first set forth above.

                            COMPANY:

                            MAC FILMWORKS, INC.

                            By: //s// JIM MCCULLOUGH, SR.
                            Name: Jim McCullough, Sr.
                            Title: President

                            HOLDER:

                            RAMM FILM VIDEO, INC.

                            By: //s// GLEN HARTFORD
                            Name: Glen Hartford
                            Title: President

<PAGE>
EXHIBIT 10.7

ASSET PURCHASE AGREEMENT

        This Agreement, dated as of September _____, 1997, is by and between
Mac Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and RAMM
Film Video, Inc. ("RAMM"), a California Corporation (the "Seller").

W I T N E S S E T H:

        WHEREAS, Purchaser desires to purchase certain of Seller's assets
subject to the terms and conditions set forth herein and Seller desires to
sell those assets to Purchaser; and

        WHEREAS, Seller has the power and authority to enter into and carry out
the terms of this Agreement;

        NOW, THEREFORE, in consideration of the mutual representations,
warranties and covenants herein contained, and on the terms and subject to
the conditions herein set forth, the parties hereto hereby agree as follows:

ARTICLE I
Purchase and Sale

        1.01. Sale and Purchase of Assets. Subject to and upon the terms and
conditions contained herein, at the Closing (as hereinafter defined), Seller
shall sell, transfer, assign, convey and deliver to Purchaser, free and
clear of all liens, claims and encumbrances, and Purchaser shall purchase,
accept and acquire from Seller, the following:

    (i)   Ninety-one (91) English language cartoon film master recordings,
           all in 35mm, 16mm 1 inch and/or BETA SP video masters, color or
           black and white, and further described as "movie elements for
           video masters" and suitable for conversion to 1 inch video or
           Beta SP format, as listed in Exhibit "A" hereto, and Seller's
           rights in the underlying contracts, and all rights owned or
           controlled by Seller for the exploitation and other use of such
           master recordings pertaining thereto together with the exclusive
           right, title and interest in and possession of all such master
           recordings;

    (ii)   Five (5) English language animated feature film master
           recordings, all in 35mm, 16mm 1 inch and/or Beta SP video
           masters, color or black and white, and further described as
           "movie elements for video masters" and suitable for conversion to
           1 inch video or Beta SP format, as listed in Exhibit "A" hereto,
           and Seller's rights in the underlying contracts, and all rights
           owned or controlled by Seller for the exploitation and other use
           of such master recordings pertaining thereto together with the
           exclusive right, title and interest in and possession of all such
           master recordings

    (iii) All available collateral materials, including without limitation,
           trailers, scripts, still photographs, posters and press kits
           relative to the film masters listed in (i) above;

    (iv)   Any copyrights, copyright registrations, copyright registration
           applications, trademarks, trademark registrations, trademark
           registration applications and trade names related to film
           masters, trailers, scripts, still photographs, posters and press
           kits owned or controlled by Seller and all renewals thereof (it
           being agreed that Company and its assigns shall be obligated to
           assign and transfer copyright renewals to such transferred
           copyrights to Purchaser without further consideration to the
           extent such renewals or the rights thereto are owned by Company
           on the Closing Date);

        (v) Any agreements with current actors, producers and directors
             ("Artists' contracts").

     All of the assets being sold to Mac Filmworks, Inc. described in
Subsections (i) through (v) above are hereinafter collectively referred to
as the "Assets."

     1.02. Excluded Assets. Notwithstanding any other provision hereof,
assets of Seller not listed in Section 1.01 shall not be conveyed to
Purchaser.

     1.03. Closing. The closing of the transactions contemplated hereby
(the "Closing") shall occur on _____, 1997 (the "Closing
Date"), in the offices of _____
_____, or at such other time and place as shall be mutually
agreed to in writing by the parties hereto. The Closing shall commence at
10:00 a.m., local time, on the Closing Date and proceed promptly to
conclusion.

     1.04. Purchase Price. The total purchase price for the Assets (the
"Total Purchase Price") shall consist of cash and stock to be paid as
follows: (i) an $8,000 Secured Promissory Note bearing a six percent (6%)
interest rate per annum, in the form attached hereto as Exhibit "B"; (ii)
Six Thousand Dollars ($6,000) cash; and (iii) 2,000 shares of restricted MFI
common stock.

     1.05. Nonassumption of liabilities of Seller. Purchaser shall not
assume any liabilities whatsoever of Seller. Specifically, but not limited
to: (i) any federal, state or local income, sales, business or employment
tax liability, known or unknown of Seller, (ii) any ad valorem taxes which
have become a lien on any of the Assets, or (iii) any liabilities or
obligations of Seller which may be incident to or result from the sale of
Sellers' assets hereunder or from any dissolution or liquidation of Seller
and any resulting distribution of assets.

     1.06. Instruments of Transfer; Further Assurances. In order to
consummate the transactions contemplated hereby, the following shall be
delivered at the Closing:

          (a) Seller shall deliver to Purchaser the Assets listed on
Exhibit "A", and the Assignment in the form attached hereto as Exhibit "C",

          (b) Purchaser shall deliver to Seller the Promissory Note for
Eight Thousand Dollars ($8,000), certificates representing 2,000 shares of
restricted common stock, $2,000 cash ($4,000 paid in advance as a refundable
deposit) and a Registration Rights Agreement in the form attached hereto as
Exhibit "D".

          (c) At the Closing, and at all times thereafter as may be
necessary, Seller shall execute and deliver to Purchaser such other
instruments of transfer as shall be reasonably necessary or appropriate to
vest in Purchaser good and indefeasible title to the Assets and to comply
with the purposes and intent of this Agreement.

     1.07. Asset Evaluation. Purchaser reserves the right to examine each
feature film as to quality and duplicity in the Purchaser's present film
library. If, in Purchaser's sole discretion, he finds that any of the
feature films are unsuitable for broadcasting or are duplicative, he may
return the film to Seller who will replace said film with a film of
acceptable quality. In the event a film of acceptable quality is not
available, Purchaser may deduct the per film purchase price of Two Thousand
Dollars ($2,000) for copyrighted films and One Thousand Dollars ($1,000) for
films within the public domain from the balance outstanding under the
Promissory Note.

     1.08. Partial Registration. On or before September 30, 1998 MFI will
     either:

(i)   Register up to 1,000 shares of the stock, pursuant to the terms
        of the Agreement; or

(ii)   Arrange for the private resale of the stock at not less than
        $5.00 per share; or

(iii)   Sell the shares pursuant to a suitable exemption.

ARTICLE II
Purchaser's Representations and Warranties

     Purchaser represents and warrants that the following are true and
correct as of this date and will be true and correct through the Closing
Date as if made on that date:

     2.01. Organization and Good Standing. Purchaser is a corporation duly
organized, validly existing and in good standing under the laws of the State
of its incorporation, with all requisite power and authority to carry on the
business in which it is engaged, to own the properties it owns and to
execute and deliver this Agreement and to consummate the transactions
contemplated hereby.

     2.02. Authorization and Validity. The execution, delivery and
performance of this Agreement and the other agreements contemplated hereby
by Purchaser, and the consummation of the transactions contemplated hereby
and thereby, have been duly authorized by Purchaser. This Agreement and each
other agreement contemplated hereby have been or will be prior to Closing
duly executed and delivered by Purchaser and constitute or will constitute
legal, valid and binding obligations of Purchaser, enforceable against
Purchaser in accordance with their respective terms.

     2.03. No Violation. Neither the execution and performance of this
Agreement or the other agreements contemplated hereby, nor the consummation
of the transactions contemplated hereby or thereby, will (a) conflict with,
or result in a breach of the terms, conditions and provisions of, or
constitute a default under, the Articles of Incorporation or By-laws of
Purchaser or any agreement, indenture or other instrument under which
Purchaser is bound, or (b) violate or conflict with any judgment, decree,
order, statute, rule or regulation of any court or any public, governmental
or regulatory agency or body having jurisdiction over Purchaser or the
properties or assets of Purchaser.

     2.04. Finder's Fee. Purchaser has not incurred any obligation for any
finder's, broker's or agent's fee in connection with the transactions
contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

     Seller represents and warrants that the following are true and correct
as of this date and will be true and correct through the Closing Date as if
made on that date:

     3.01. Organization and Good Standing. Seller is a corporation duly
organized, validly existing and in good standing under the laws of the State
of its incorporation, with all requisite power and authority to carry on the
business in which it is engaged, to own the properties it owns and to
execute and deliver this Agreement and to consummate the transactions
contemplated hereby.

     3.02. Authorization and Validity. The execution, delivery and
performance of this Agreement and the other agreements contemplated hereby
by Seller and the consummation of the transactions contemplated hereby and
thereby, have been duly authorized by Seller. This Agreement and each other
agreement contemplated hereby have been or will be duly executed and
delivered by Seller and constitute or will constitute legal, valid and

binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.03. No Violation. Neither the execution and performance of this Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of the Articles of Incorporation or Bylaws of Seller or any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions:

5.01. Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct as of the Closing, subject to any changes contemplated by this Agreement, Seller shall not have discovered any material error, misstatement or omission therein.

5.02. Covenants. Purchaser shall have performed and complied in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by it prior to the Closing.

5.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

6.01. Seller's Indemnity. Subject to the terms and conditions of this Article VI, Seller hereby agrees to indemnify, defend and hold Purchaser and its officers, directors, stockholders agents, attorneys and affiliates harmless from and against all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against or incurred by Purchaser by reason of or resulting from a breach by Seller or of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Seller hereunder.

6.02. Purchaser's Indemnity. Subject to the terms and conditions of this Article VI, Purchaser hereby agrees to indemnify, defend and hold Seller and its officers, directors, agents, attorneys and affiliates harmless from and against all Damages asserted against or incurred by Seller by reason of or resulting from a breach by Purchaser of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Purchaser hereunder.

6.03. Conditions of Indemnification. The respective obligations and liabilities of Seller and Purchaser (the "indemnifying party") to the other (the "party to be indemnified") under Sections 6.01 and 6.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

     (a) Within 20 days (or such earlier time as might be required to avoid prejudicing the indemnifying party's position including the entry of a default judgment) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, or with reasonable promptness after the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense; provided, however, that the party to be indemnified may participate in the defense with counsel of its own choice and at its own expense.

        (b) In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

        (c) Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

        (d) The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

    6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

    7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

    7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

    7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

        If to Seller: RAMM Films and Video, Inc.
                       2899 Agoura Road
                       Westlake Village, CA 91361
                       Attn: Glenn Hartford

        with a copy to:

        If to Purchaser: Mac Filmworks, Inc.

                              9464 Mansfield Road, Suite A-1
                              Shreveport, La. 71118
                              Attn: Jim McCullough

          with a copy to: Thomas C. Pritchard
                              Brewer & Pritchard, P.C.
                              Texaco Heritage Plaza
                              1111 Bagby, Suite 2450
                              Houston, Texas 77002

Any party may change its address for notice by written notice given to the
other parties.

     7.04. Entire Agreement. This Agreement and the exhibits hereto
supersede all prior agreements and understandings relating to the subject
matter hereof, except that the obligations of any party under any agreement
executed pursuant to this Agreement shall not be affected by this Section.

     7.05. Costs, Expenses and Legal Fees. Whether or not the transactions
contemplated hereby are consummated, each party hereto shall bear its own
costs and expenses (including attorney fees), except that each party hereto
agrees to pay the costs and expenses, including reasonable attorney fees,
incurred by the other parties in successfully (a) enforcing any of the terms
of this Agreement, or (b) proving that the other parties breached any of the
terms of this Agreement in any material respect.

     7.06. Severability. If any provision of this Agreement is held to be
illegal, invalid or unenforceable under present or future laws effective
during the term hereof, such provision shall be fully severable and this
Agreement shall be construed and enforced as if such illegal, invalid or
unenforceable provision never comprised a part hereof; and the remaining
provisions hereof shall remain in full force and effect and shall not be
affected by the illegal, invalid or unenforceable provision or by its
severance herefrom. Furthermore, in lieu of such illegal, invalid or
unenforceable provision, there shall be added automatically as part of this
Agreement, a provision as similar in its terms to such illegal, invalid or
unenforceable provision as may be possible and be legal, valid and
enforceable.

     7.07. Specific Performance. Seller acknowledges that a refusal by
Seller to consummate the transaction contemplated hereby, will cause
irrevocable harm to Purchaser, for which there may be no adequate remedy at
law and for which the ascertainment of damages would be difficult.
Therefore, Purchaser shall be entitled, in addition to, and without having
to prove the inadequacy of, other remedies at law, to specific performance
of this Agreement, as well as injunctive relief (without being required to
post bond or other security).

     7.08. Survival of Representations, Warranties and Covenants. The
representations, warranties and covenants contained herein shall survive the
Closing and all statements contained in any certificate, exhibit or other
instrument delivered by or on behalf of Seller or Purchaser pursuant to this
Agreement shall be deemed to have been representations and warranties by
Seller or Purchaser, as the case may be, and shall survive the Closing and
any investigation made by any party hereto or on its behalf.

     7.09. Governing Law. This Agreement and the rights and obligations of
the parties hereto shall be governed, construed and enforced in accordance
with the laws of the State of Texas. The parties agree that any litigation
relating directly or indirectly to this Agreement must be brought before and
determined by a court of competent jurisdiction within the State of
Louisiana.

     7.10. Captions. The captions in this Agreement are for convenience of
reference only and shall not limit or otherwise affect any of the terms or
provisions hereof.

     7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Seller shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:

RAMM FILM VIDEO, INC.

By: //s// GLEN HARTFORD
Name: Glen Hartford
Title: President

PURCHASER:

MAC FILMWORKS, INC.

By: //s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

EXHIBIT B

PROMISSORY NOTE

$8,000   Shreveport, Louisiana   September 30, 1997

        FOR VALUE RECEIVED, the undersigned, MAC FILMWORKS, INC. a Texas corporation ("Maker"), hereby promises to pay to the order of RAMM FILM VIDEO, INC. ("Payee"), at Shreveport, Louisiana, the principal sum of Eight Thousand and no/100 Dollars ($8,000), in lawful money in United States of America, which shall be legal tender, in payment of all debts and dues, public and private, at the time of payment, bearing interest and payable as provided herein.

        Interest on the unpaid balance of this Note shall accrue at a rate per annum equal to 6%; provided, however, that such interest shall not exceed the Maximum Rate as hereinafter defined. All past-due principal and interest shall bear interest at the maximum rate permitted by applicable law. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

        The principal amount and accrued interest of this Note shall be due and payable in one (1) installment of Eight Thousand and no/100 dollars ($8,000) together with the accrued interest, with a payment due on September 30, 1998.

        This Note may be prepaid in whole or in part, at any time and from time to time, without premium or penalty.

        If any payment of principal or interest on this Note shall become due on a Saturday, Sunday or any other day on which national banks are not open for business, such payment shall be made on the next succeeding business day.

        An event of default means default in the payment of the principal of, and interest on, the Note at its maturity, whatever the reason for such event of default and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any Court or any order, rule or regulation of any administrative governmental body ("Event of Default").

        If an Event of Default shall occur and be continuing, the principal amount of this Note may be declared immediately due and payable within thirty (30) days of the due date.

        The indebtedness hereunder is secured by a Security Agreement having the same date hereof.

        Notwithstanding anything to the contrary in this Note or any other agreement entered into in connection herewith, whether now existing or hereafter arising and whether written or oral, it is agreed that the aggregate of all interest and any other charges constituting interest, or adjudicated as constituting interest, and contracted for, chargeable or receivable under this Note or otherwise in connection with this loan transaction, shall under no circumstances exceed the Maximum Rate. In the event the maturity of this Note is accelerated by reason of an Event of Default under this Note, other agreement entered into in connection herewith or therewith, by voluntary prepayment by Maker or otherwise, then earned interest may never include more than the Maximum Rate, computed from the dates of each advance of the loan proceeds outstanding until payment. If from any circumstance any holder of this Note shall ever receive interest or any other charges constituting interest, or adjudicated as constituting interest, the amount, if any, which would exceed the Maximum Rate shall be

applied to the reduction of the principal amount owing on this Note, and not to the payment of interest; or if such excessive interest exceeds the unpaid balance of principal hereof, the amount of such excessive interest that exceeds the unpaid balance of principal hereof shall be refunded to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, to the extent permitted by applicable law (i) any non principal payment shall be characterized as an expense, fee or premium rather than as interest; and (ii) all interest at any time contracted for, charged, received or preserved in connection herewith shall be amortized, prorated, allocated and spread in equal parts during the period of the full stated term of this Note. The term "Maximum Rate" shall mean the maximum rate of interest allowed by applicable federal or state law.

Except as provided herein, Maker and any sureties, guarantors and endorsers of this Note jointly and severally waive demand, presentment, notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, diligence in collecting, grace, notice and protest, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearance whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder. If any efforts are made to collect or enforce this Note or any installment due hereunder, the undersigned agrees to pay all collection costs and fees, including reasonable attorney's fees.

This Note shall be construed and enforced under and in accordance with the laws of the State of Louisiana.

IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

MAC FILMWORKS, INC.

By: //s// JIM MCCULLOUGH, SR.
    Jim McCullough, Sr., President

EXHIBIT C

ASSIGNMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and adequacy of which are hereby acknowledged, RAMM Film Video, Inc. ("RAMM") does hereby:

SELL, ASSIGN AND TRANSFER to Mac Filmworks, Inc., a Texas corporation, the assets listed on Exhibit "A" attached hereto for its own use and for use of its successors and assigns (the "Assets");

WARRANT AND COVENANT that no assignment, grant, mortgage, license or other agreement affecting the rights and property herein conveyed by the undersigned has been or will be made to others;

WARRANT AND COVENANT that the Assets are free and clear of all liens and encumbrances and the use, distribution and showing of the assets will not infringe any copyright claims of any party;

COVENANT, when requested and at the expense of the assignee, to execute all additional instruments and to do all things necessary for carrying out the purpose of this instrument;

TO BE BINDING on the assigns and successors of the undersigned and extend to the successors and assigns.

IN WITNESS WHEREOF, the undersigned hereby executes this agreement the ____ day of _____, 1997.

ASSIGNOR:

RAMM FILM VIDEO, INC.

By: //s// GLEN HARTFORD
Name: Glen Hartford
Title: President

EXHIBIT "D"

REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated
_____ __, 1997, is by and between MAC FILMWORKS, INC., a Texas
corporation ("Company"), and RAMM FILM VIDEO, INC, (the "Holder").

                       W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and
the Holder, the Company has agreed to grant certain Registration Rights
(hereinafter defined) to 1,000 of the Holder's shares ("Shares") of the
Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual
covenants contained herein, and other good and valuable consideration, the
receipt and sufficiency of which is hereby acknowledged, the parties hereto
agree as follows:

                            ARTICLE ONE
                   Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to
provide the Holder with the following registration rights with respect to
the Shares and any other securities issued or issuable at any time or from
time to time in respect of the Shares upon a stock split, stock dividend,
recapitalization or other similar event involving the Company (collectively,
the "Securities"): one right to "piggyback" on a firm commitment
underwritten offering of Company securities, subject to the provisions of
this Agreement (the right to one piggyback registration right hereunder
being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof
acknowledges that such registration right does not constitute a demand
registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to
piggyback on a firm commitment underwriting of the Company securities
pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the
Holder written notice of any registration relating to a firm commitment
public offering of the Company securities; and (ii) include in such
registration (and related qualification under blue sky laws or other
compliance, unless such expense or terms of such qualification is
unreasonable in comparison to the number of securities to be registered in
such jurisdiction, as determined in the sole discretion of the Company), and
in the underwriting involved therein, all the Securities specified in
Holder's written request or requests, mailed in accordance with Section 3.8
herein within 30 days after the date of such written notice from the
Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall
be conditioned upon Holder's participation in such underwriting, and the
inclusion of the Securities in the underwriting shall be limited to the
extent provided herein. The Holder and all other holders proposing to
distribute their securities through such underwriting shall (together with
the Company and the other holders distributing their securities through such
underwriting) enter into an underwriting agreement in customary form with
the managing underwriter selected for such underwriting by the Company.
Notwithstanding any other provision of this Agreement, if the managing
underwriter determines that marketing factors require a limitation of the
number of shares to be underwritten, the managing underwriter may limit some
or all of the Securities that may be included in the registration and

underwriting as follows: the number of Securities that may be included in the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

    SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

    (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

    (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

        (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

        (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

        (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

    (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

    (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post- effective amendments required for the lawful distribution of the Securities to the public in connection with such registration, of supplying prospectuses, offering circulars or other documents) will be paid by the Company.

(e) In connection with the preparation and filing of a registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holder, its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.


ARTICLE TWO
Indemnification


SECTION 2.1 Indemnification by the Company. In the event of any registration of the Securities of the Company under the Securities Act, the Company agrees to indemnify and hold harmless the Holder and each other person who participates as an underwriter in the offering or sale of such securities against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which the Holder or underwriter may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Holder's Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse the Holder's and each such underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based on an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder's specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder's or any such underwriter and shall survive the transfer of the Securities by the Holder.

SECTION 2.2 Indemnification by the Holder. The Company may require, as a condition to including the Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the Holder, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company, within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder

specifically stating that it is for use in the preparation of such
registration statement, preliminary prospectus, final prospectus, summary
prospectus, amendment or supplement. Notwithstanding the foregoing, the
maximum liability hereunder which any holder shall be required to suffer
shall be limited to the net proceeds to such Holder from the Shares sold by
such Holder in the offering. Such indemnity shall remain in full force and
effect, regardless of any investigation made by or on behalf of the Company
or any such director, officer or controlling person and shall survive the
transfer of the Securities by the Holder.

    SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an
indemnified party of notice of the commencement of any action or proceeding
involving a Claim referred to in this Article Two, such indemnified party
will, if a claim in respect thereof is to be made against an indemnifying
party, give written notice to the latter of the commencement of such action,
provided that the failure of any indemnified party to give notice as
provided herein shall not relieve the indemnifying party of its obligations
under this Article Two, except to the extent that the indemnifying party is
actually prejudiced by such failure to give notice. In case any such action
is brought against an indemnifying party, unless in such indemnified party's
reasonable judgment a conflict of interest between such indemnified and
indemnifying parties may exist in respect of such Claim, the indemnifying
party shall be entitled to participate in and to assume the defense thereof,
jointly with any other indemnifying party similarly notified to the extent
that it may wish, with counsel reasonably satisfactory to such indemnified
party, and after notice from the indemnifying party to such indemnified
party of its election so to assume the defense thereof, the indemnifying
party shall not be liable to such indemnified party for any legal or other
expenses subsequently incurred by the latter in connection with the defense
thereof other than reasonable costs of investigation. No indemnifying party
shall, without the consent of the indemnified party, consent to entry of any
judgment or enter into any settlement that does not include as an
unconditional term thereof the giving by the claimant or plaintiff to such
indemnified party of a release from all liability in respect of such Claim.

    SECTION 2.4 Indemnification Payments. The indemnification required by
this Article shall be made by periodic payments of the amount thereof during
the course of the investigation or defense, as and when bills are received
or expense, loss, damage or liability is incurred.

                              ARTICLE THREE
                              Miscellaneous

    SECTION 3.1 Consent to Amendments. Except as otherwise expressly
provided herein, the provisions of this Agreement may be amended or waived
only by the written agreement of the Company and the Holder of 51% or more
of the Shares and shall be effective only to the extent specifically set
forth in such writing.

    SECTION 3.2 Term of the Agreement. This Agreement shall terminate
with respect to the Holder on the earlier to occur of (i) all of the
Securities having been registered as provided in Article One or (ii)
_____.

    SECTION 3.3 Successors and Assigns. Except as otherwise expressly
provided herein, all covenants and agreements contained in this Agreement by
or on behalf of any of the parties hereto are transferable and will bind and
inure to the benefit of the respective successors and assigns of the parties
hereto, but only if so expressed in writing.

    SECTION 3.4 Severability. Whenever possible, each provision of this
Agreement will be interpreted in such a manner as to be effective and valid
under applicable law, but if any provision of this Agreement is held to be
prohibited by or invalid under applicable law, such provision will be
ineffective only to the extent of such prohibition or invalidity, without
invalidating the remainder of this Agreement.

SECTION 3.5 Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Holder on any breach or default of the Company under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

        If to the Company, to:

                Mac Filmworks, Inc.
                9464 Mansfield Road
                Shreveport, La. 7118
                Attention: President

        If to Holder, to:

                RAMM Film Video, Inc.
                2899 Agoura Road
                Westlake Village, CA
                Attention: Glen Hartford

SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Agreement as of the date first set forth above.

                        COMPANY:

                        MAC FILMWORKS, INC.

                        By: //s// JIM MCCULLOUGH, SR.
                        Name: Jim McCullough, Sr.
                        Title: President

                        HOLDER:

                        RAMM FILM VIDEO, INC.

                        By: //s// GLEN HARTFORD
                        Name: Glen Hartford
                        Title: President

<PAGE>
EXHIBIT 10.8

ASSET PURCHASE AGREEMENT

This Agreement, dated as of July _____, 1997, is by and between Mac Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and Saturn Productions, Inc. ("SPI"), a New York Corporation (the "Seller").

W I T N E S S E T H:

WHEREAS, Purchaser desires to purchase certain of Seller's assets subject to the terms and conditions set forth herein and Seller desires to sell those assets to Purchaser; and

WHEREAS, Seller has the power and authority to enter into and carry out the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, and on the terms and subject to the conditions herein set forth, the parties hereto hereby agree as follows:

ARTICLE I
Purchase and Sale

1.01. Sale and Purchase of Assets. Subject to and upon the terms and conditions contained herein, at the Closing (as hereinafter defined), Seller shall sell, transfer, assign, convey and deliver to Purchaser, free and clear of all liens, claims and encumbrances, and Purchaser shall purchase, accept and acquire from Seller, the following:

(i)   Three-hundred (300) English language feature film master recordings, all in 35mm, 16mm 1 inch and/or BETA SP video masters, color or black and white, and further described as "movie elements for video masters" and suitable for conversion to 1 inch video format, as listed in Exhibit "A" hereto, and Seller's rights in the underlying contracts, and all rights owned or controlled by Seller for the exploitation and other use of such master recordings pertaining thereto together with the exclusive right, title and interest in and possession of all such master recordings;

(ii)   All available collateral materials, including without limitation, trailers, scripts, still photographs, posters and press kits relative to the film masters listed in (a) above;

(iii)   Any copyrights, copyright registrations, copyright registration application, trademarks, trademark registration applications and trade names related to film masters, trailers, scripts, still photographs, posters and press kits owned or controlled by Seller and all renewals thereof (it being agreed that Company and its assigns shall be obligated to assign and transfer copyright renewals to such transferred copyrights to Purchaser without further consideration to the extend such renewals or the rights thereto are owned by Company on the Closing Date); (iv) Any agreements with current actors, producers and directors ("Artists' Contracts").

All of the assets described in Subsections (i) through (iv) above are hereinafter collectively referred to as the "Assets."

1.02. Excluded Assets. Notwithstanding any other provision hereof, assets of Seller not listed in Section 1.01 shall not be conveyed to Purchaser.

1.03. Closing. The closing of the transactions contemplated hereby (the "Closing") shall occur on _____, 1997 (the "Closing Date"), in the offices of _____

_____, or at such other time and place as shall be mutually agreed to in writing by the parties hereto. The Closing shall commence at 10:00 a.m., local time, on the Closing Date and proceed promptly to conclusion.

   1.04. Purchase Price.

   The total purchase price for the Assets (the "Total Purchase Price") shall consist of cash and stock to be paid as follows: (i) a two-year One Hundred Forty-Five Thousand Dollar ($145,000) Secured Promissory Note bearing a six percent (6%) interest rate per annum, in the form attached hereto as Exhibit "B"; (ii) Ten Thousand Dollars ($10,000) cash of which $5,000 has already been received by Seller and $5,000 is to be paid within thirty (30) days from Closing; and (iii) 29,000 shares restricted MFI common stock.

   1.05. Nonassumption of liabilities of Seller. Purchaser shall not assume any liabilities whatsoever of Seller. Specifically, but not limited to: (i) any federal, state or local income, sales, business or employment tax liability, known or unknown of Seller, (ii) any ad valorem taxes which have become a lien on any of the Assets, or (iii) any liabilities or obligations of Seller which may be incident to or result from the sale of Sellers' assets hereunder or from any dissolution or liquidation of Seller and any resulting distribution of assets.

   1.06. Instruments of Transfer; Further Assurances. In order to consummate the transactions contemplated hereby, the following shall be delivered at the Closing:

        (a) Seller shall deliver to Purchaser the Assets listed on Exhibit "A", and the Assignment in the form attached hereto as Exhibit "C",

        (b) Purchaser shall deliver to Seller the Promissory Note for One Hundred Forty Five Thousand Dollars ($145,000), certificates representing 29,000 shares of restricted common stock, and a Registration Rights Agreement in the form attached hereto as Exhibit "D".

        (c) At the Closing, and at all times thereafter as may be necessary, Seller shall execute and deliver to Purchaser such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the Assets and to comply with the purposes and intent of this Agreement.

   1.07. Asset Evaluation. Purchaser reserves the right to examine each feature film as to quality and duplicity in purchaser's film library. If, in Purchaser's sole discretion, he finds that any of the feature films are unsuitable for broadcasting or are duplicative, he may return the film to Seller who will replace said film with a film of acceptable quality. In the event a film of acceptable quality is not available, Purchaser may deduct the per film purchase price of One Thousand Dollars ($1,000) from the balance outstanding under the Promissory Note.

   1.08. Partial Registration. On or before August 31, 1998 MFI will either:

   (i)   Register up to 14,500 shares of the stock, pursuant to the attached Registration Rights Agreement or

   (ii)   Arrange for the private resale of the stock at not less than $5.00 per share; or

   (iii)   Sell the shares pursuant to a suitable exemption.

ARTICLE II
Purchaser's Representations and Warranties

Purchaser represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

2.01. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

2.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Purchaser, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Purchaser. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Purchaser and constitute or will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

2.03. No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-laws of Purchaser or any agreement, indenture or other instrument under which Purchaser is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser.

2.04. Finder's Fee. Purchaser has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.01. Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Seller. This Agreement and each other agreement contemplated hereby have been or will be duly executed and delivered by Seller and constitute or will constitute legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.03. No Violation. Neither the execution and performance of this Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of the Articles of Incorporation or Bylaws of Seller or any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

     Except as may be waived in writing by Seller, the obligations of Seller
hereunder are subject to fulfillment at or prior to the Closing of each of
the following conditions:

     5.01. Representations and Warranties. The representations and
warranties of Purchaser contained herein shall be true and correct as of the
Closing, subject to any changes contemplated by this Agreement, Seller shall
not have discovered any material error, misstatement or omission therein.

     5.02. Covenants. Purchaser shall have performed and complied in all
material respects with all covenants or conditions required by this
Agreement to be performed and complied with by it prior to the Closing.

     5.03. Proceedings. No action, proceeding or order by any court or
governmental body or agency shall have been threatened in writing, asserted,
instituted or entered to restrain or prohibit the carrying out of the
transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

     6.01. Seller's Indemnity. Subject to the terms and conditions of
this Article VI, Seller hereby agrees to indemnify, defend and hold
Purchaser and its officers, directors, stockholders agents, attorneys and
affiliates harmless from and against all losses, claims, obligations,
demands, assessments, penalties, liabilities, costs, damages, reasonable
attorneys' fees and expenses (collectively, "Damages"), asserted against or
incurred by Purchaser by reason of or resulting from a breach by Seller or
of any representation, warranty or covenant contained herein or in any
agreement executed pursuant hereto, or the failure to perform any other
condition imposed on Seller hereunder.

     6.02. Purchaser's Indemnity. Subject to the terms and conditions of
this Article VI, Purchaser hereby agrees to indemnify, defend and hold
Seller and its officers, directors, agents, attorneys and affiliates
harmless from and against all Damages asserted against or incurred by Seller
by reason of or resulting from a breach by Purchaser of any representation,
warranty or covenant contained herein or in any agreement executed pursuant
hereto, or the failure to perform any other condition imposed on Purchaser
hereunder.

     6.03. Conditions of Indemnification. The respective obligations and
liabilities of Seller and Purchaser (the "indemnifying party") to the other
(the "party to be indemnified") under Sections 6.01 and 6.02 hereof with
respect to claims resulting from the assertion of liability by third parties
shall be subject to the following terms and conditions:

     (a)   Within 20 days (or such earlier time as might be required to
avoid prejudicing the indemnifying party's position including the entry of a
default judgment) after receipt of notice of commencement of any action
evidenced by service of process or other legal pleading, or with reasonable
promptness after the assertion in writing of any claim by a third party, the
party to be indemnified shall give the indemnifying party written notice
thereof together with a copy of such claim, process or other legal pleading,
and the indemnifying party shall have the right to undertake the defense
thereof by representatives of its own choosing and at its own expense;
provided, however, that the party to be indemnified may participate in the
defense with counsel of its own choice and at its own expense.

     (b)   In the event that the indemnifying party, by the 30th day after
receipt of notice of any such claim (or, if earlier, by the 10th day
preceding the day on which an answer or other pleading must be served in
order to prevent judgment by default in favor of the person asserting such
claim), does not elect to defend against such claim, the party to be

indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

(c)   Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

(d)   The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

        If to Seller: Saturn Productions, Inc.
                          575 Madison Avenue, Suite 1006
                          New York, NY 10022
                          Attn: Tom Ward

        with a copy to:

        If to Purchaser: Mac Filmworks, Inc.
                          9464 Mansfield Road, Suite A-1
                          Shreveport, La. 71118
                          Attn: Jim McCullough

        with a copy to: Thomas C. Pritchard
                          Brewer & Pritchard, P.C.
                          Texaco Heritage Plaza
                          1111 Bagby, Suite 2450
                          Houston, Texas 77002

Any party may change its address for notice by written notice given to the other parties.

7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Texas. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Seller shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

```
SELLER:
SATURN PRODUCTIONS, INC.


By:   //s// TOM WARD
Name: Tom Ward
Title:  President


PURCHASER:

MAC FILMWORKS, INC.


By:  //s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title:  President
```

EXHIBIT A

LIST OF ASSETS

EXHIBIT B

PROMISSORY NOTE

$145,000   Shreveport, Louisiana   August 28, 1997

    FOR VALUE RECEIVED, the undersigned, MAC FILMWORKS, INC. a Texas
corporation ("Maker"), hereby promises to pay to the order of SATURN
PRODUCTIONS, INC. ("Payee"), at Shreveport, Louisiana, the principal sum of
One Hundred Forty Five Thousand and no/100 Dollars ($145,000), in lawful
money in United States of America, which shall be legal tender, in payment
of all debts and dues, public and private, at the time of payment, bearing
interest and payable as provided herein.

    Interest on the unpaid balance of this Note shall accrue at a rate per
annum equal to 6%; provided, however, that such interest shall not exceed
the Maximum Rate as hereinafter defined. All past-due principal and
interest shall bear interest at the maximum rate permitted by applicable
law. Interest will be computed on the basis of a 360-day year of twelve 30-
day months.

    The principal amount and accrued interest of this Note shall be due and
payable in two (2) equal installments plus accrued interest, the first
installment of which is due on August 31, 1998, and a like amount on the
same day of each year thereafter.

    This Note may be prepaid in whole or in part, at any time and from time
to time, without premium or penalty.

    If any payment of principal or interest on this Note shall become due
on a Saturday, Sunday or any other day on which national banks are not open
for business, such payment shall be made on the next succeeding business
day.

    An event of default means default in the payment of the principal of,
and interest on, the Note at its maturity, whatever the reason for such
event of default and whether it shall be voluntary or involuntary or
effected by operation of law or pursuant to any judgment, decree or order of
any Court or any order, rule or regulation of any administrative
governmental body ("Event of Default").

    If an Event of Default shall occur and be continuing, the principal
amount of this Note may be declared immediately due and payable within
thirty (30) days of the due date.

    The indebtedness hereunder is secured by a Security Agreement having
    the same date hereof.

    Notwithstanding anything to the contrary in this Note or any other
agreement entered into in connection herewith, whether now existing or
hereafter arising and whether written or oral, it is agreed that the
aggregate of all interest and any other charges constituting interest, or
adjudicated as constituting interest, and contracted for, chargeable or
receivable under this Note or otherwise in connection with this loan
transaction, shall under no circumstances exceed the Maximum Rate. In the
event the maturity of this Note is accelerated by reason of an Event of
Default under this Note, other agreement entered into in connection herewith
or therewith, by voluntary prepayment by Maker or otherwise, then earned
interest may never include more than the Maximum Rate, computed from the
dates of each advance of the loan proceeds outstanding until payment. If
from any circumstance any holder of this Note shall ever receive interest or
any other charges constituting interest, or adjudicated as constituting
interest, the amount, if any, which would exceed the Maximum Rate shall be

applied to the reduction of the principal amount owing on this Note, and not to the payment of interest; or if such excessive interest exceeds the unpaid balance of principal hereof, the amount of such excessive interest that exceeds the unpaid balance of principal hereof shall be refunded to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, to the extent permitted by applicable law (i) any non principal payment shall be characterized as an expense, fee or premium rather than as interest; and (ii) all interest at any time contracted for, charged, received or preserved in connection herewith shall be amortized, prorated, allocated and spread in equal parts during the period of the full stated term of this Note. The term "Maximum Rate" shall mean the maximum rate of interest allowed by applicable federal or state law.

     Except as provided herein, Maker and any sureties, guarantors and endorsers of this Note jointly and severally waive demand, presentment, notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, diligence in collecting, grace, notice and protest, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearance whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder. If any efforts are made to collect or enforce this Note or any installment due hereunder, the undersigned agrees to pay all collection costs and fees, including reasonable attorney's fees.

     This Note shall be construed and enforced under and in accordance with the laws of the State of Louisiana.

     IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

                         MAC FILMWORKS, INC.

                         By: //s// JIM MCCULLOUGH, SR.
                             Jim McCullough, Sr., President

                          EXHIBIT "D"

                  REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated July __,
1997, is by and between MAC FILMWORKS, INC., a Texas corporation
("Company"), and SATURN PRODUCTIONS, INC, (the "Holder").

                       W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and
the Holder, the Company has agreed to grant certain Registration Rights
(hereinafter defined) to 14,500 of the Holder's shares ("Shares") of the
Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual
covenants contained herein, and other good and valuable consideration, the
receipt and sufficiency of which is hereby acknowledged, the parties hereto
agree as follows:

                          ARTICLE ONE
                  Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to
provide the Holder with the following registration rights with respect to
the Shares and any other securities issued or issuable at any time or from
time to time in respect of the Shares upon a stock split, stock dividend,
recapitalization or other similar event involving the Company (collectively,
the "Securities"): one right to "piggyback" on a firm commitment
underwritten offering of Company securities, subject to the provisions of
this Agreement (the right to one piggyback registration right hereunder
being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof
acknowledges that such registration right does not constitute a demand
registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to
piggyback on a firm commitment underwriting of the Company securities
pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the
Holder written notice of any registration relating to a firm commitment
public offering of the Company securities; and (ii) include in such
registration (and related qualification under blue sky laws or other
compliance, unless such expense or terms of such qualification is
unreasonable in comparison to the number of securities to be registered in
such jurisdiction, as determined in the sole discretion of the Company), and
in the underwriting involved therein, all the Securities specified in
Holder's written request or requests, mailed in accordance with Section 3.8
herein within 30 days after the date of such written notice from the
Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall
be conditioned upon Holder's participation in such underwriting, and the
inclusion of the Securities in the underwriting shall be limited to the
extent provided herein. The Holder and all other holders proposing to
distribute their securities through such underwriting shall (together with
the Company and the other holders distributing their securities through such
underwriting) enter into an underwriting agreement in customary form with
the managing underwriter selected for such underwriting by the Company.
Notwithstanding any other provision of this Agreement, if the managing
underwriter determines that marketing factors require a limitation of the
number of shares to be underwritten, the managing underwriter may limit some
or all of the Securities that may be included in the registration and
underwriting as follows: the number of Securities that may be included in

the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

     SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

     (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

     (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

          (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

          (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

          (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

     (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but

not limited to, the expenses of any qualifications under the blue-sky or
other state securities laws and compliance with governmental requirements of
preparing and filing any post-effective amendments required for the lawful
distribution of the Securities to the public in connection with such
registration, of supplying prospectuses, offering circulars or other
documents) will be paid by the Company.

     (e) In connection with the preparation and filing of a registration
statement under the Securities Act pursuant to this Agreement, the Company
will give the Holder, its counsel and accountants, the opportunity to
participate in the preparation of such registration statement, each
prospectus included therein or filed with the Commission, and each amendment
thereof or supplement thereto, and will give each of them such access to its
books and records and such opportunities to discuss the business of the
Company with its officers and the independent public accountants who have
certified its financial statements as shall be necessary to conduct a
reasonable investigation within the meaning of the Securities Act.

                              ARTICLE TWO
                             Indemnification

     SECTION 2.1 Indemnification by the Company. In the event of any
registration of the Securities of the Company under the Securities Act, the
Company agrees to indemnity and hold harmless the Holder and each other
person who participates as an underwriter in the offering or sale of such
securities against any and all claims, demands, losses, costs, expenses,
obligations, liabilities, joint or several, damages, recoveries and
deficiencies, including interest, penalties and attorneys' fees
(collectively, "Claims"), to which the Holder or underwriter may become
subject under the Securities Act or otherwise, insofar as such Claims (or
actions or proceedings, whether commenced or threatened, in respect thereof)
arise out of or are based on any untrue statement or alleged untrue
statement of any material fact contained in any registration statement under
which Holder's Securities were registered under the Securities Act, any
preliminary prospectus, final prospectus or summary prospectus contained
therein, or any amendment or supplement thereto, or any omission or alleged
omission to state therein a material fact required to be stated therein or
necessary to make the statements therein not misleading, and the Company
will reimburse the Holder's and each such underwriter for any legal or any
other expenses reasonably incurred by them in connection with investigating
or defending any such Claim (or action or proceeding in respect thereof);
provided that the Company shall not be liable in any such case to the extent
that any such Claim (or action or proceeding in respect thereof) or expense
arises out of or is based on an untrue statement or alleged untrue statement
or omission or alleged omission made in such registration statement, any
such preliminary prospectus, final prospectus, summary prospectus, amendment
or supplement in reliance on and in conformity with written information
furnished to the Company through an instrument duly executed by the Holder's
specifically stating that it is for use in the preparation thereof. Such
indemnity shall remain in full force and effect regardless of any
investigation made by or on behalf of the Holder's or any such underwriter
and shall survive the transfer of the Securities by the Holder.

     SECTION 2.2 Indemnification by the Holder. The Company may require,
as a condition to including the Securities in any registration statement
filed pursuant to this Agreement, that the Company shall have received an
undertaking satisfactory to it from the Holder, to indemnify and hold
harmless (in the same manner and to the same extent as set forth in Section
2.1) the Company, each director of the Company, each officer of the Company
and each other person, if any, who controls the Company, within the meaning
of the Securities Act, with respect to any statement or alleged statement in
or omission or alleged omission from such registration statement, any
preliminary prospectus contained therein, or any amendment or supplement
thereto, if such statement or alleged statement or omission or alleged
omission was made in reliance on and in conformity with written information
furnished to the Company through an instrument duly executed by the Holder
specifically stating that it is for use in the preparation of such

registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Notwithstanding the foregoing, the maximum liability hereunder which any holder shall be required to suffer shall be limited to the net proceeds to such Holder from the Shares sold by such Holder in the offering. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of the Securities by the Holder.

SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a Claim referred to in this Article Two, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article Two, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnifying party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim.

SECTION 2.4 Indemnification Payments. The indemnification required by this Article shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

ARTICLE THREE
Miscellaneous

SECTION 3.1 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived only by the written agreement of the Company and the Holder of 51% or more of the Shares and shall be effective only to the extent specifically set forth in such writing.

SECTION 3.2 Term of the Agreement. This Agreement shall terminate with respect to the Holder on the earlier to occur of (i) all of the Securities having been registered as provided in Article One or (ii) _____.

SECTION 3.3 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto are transferable and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, but only if so expressed in writing.

SECTION 3.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

SECTION 3.5 Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Holder on any breach or default of the Company under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

        If to the Company, to:

                Mac Filmworks, Inc.
                9464 Mansfield, Suite A-1
                Shreveport, La. 7118
                Attention: President

        If to Holder, to:

                Saturn Productions, Inc.
                575 Madison Avenue, Suite 1006
                New York, NY 10022
                Attention: Tom Ward

SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Agreement as of the date first set forth above.

                        COMPANY:

                        MAC FILMWORKS, INC.

                        By: //s// JIM MCCULLOUGH, SR.
                        Name: Jim McCullough, Sr.
                        Title: President

                        HOLDER:

                        SATURN PRODUCTIONS, INC.

                        By: //s// TOM WARD
                        Name: Tom Ward
                        Title: President

<PAGE>
EXHIBIT 10.9

ASSET PURCHASE AGREEMENT

This Agreement, dated as of August 30, 1997, is by and between Mac Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and Western International, Inc. ("WII"), a California Corporation (the "Seller").

W I T N E S S E T H:

WHEREAS, Purchaser desires to purchase certain of Seller's assets subject to the terms and conditions set forth herein and Seller desires to sell those assets to Purchaser; and

WHEREAS, Seller has the power and authority to enter into and carry out the terms of this Agreement;

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, and on the terms and subject to the conditions herein set forth, the parties hereto hereby agree as follows:

ARTICLE I
Purchase and Sale

1.01. Sale and Purchase of Assets. Subject to and upon the terms and conditions contained herein, at the Closing (as hereinafter defined), Seller shall sell, transfer, assign, convey and deliver to Purchaser, free and clear of all liens, claims and encumbrances, and Purchaser shall purchase, accept and acquire from Seller, the following:

(i)   One-hundred (100) English language feature film master recordings, all in 35mm, 16mm 1 inch and/or BETA SP video masters, color or black and white, and further described as "movie elements for video masters" and suitable for conversion to 1 inch video or Beta SP format, as listed in Exhibit "A" hereto, and Seller's rights in the underlying contracts, and all rights owned or controlled by Seller for the exploitation and other use of such master recordings pertaining thereto together with the exclusive right, title and interest in and possession of all such master recordings;

(ii)   All available collateral materials, including without limitation, trailers, scripts, still photographs, posters and press kits relative to the film masters listed in (i) above;

(iii)   Any copyrights, copyright registrations, copyright registration applications, trademarks, trademark registrations, trademark registration applications and trade names related to film masters, trailers, scripts, still photographs, posters and press kits owned or controlled by Seller and all renewals thereof (it being agreed that Company and its assigns shall be obligated to assign and transfer copyright renewals to such transferred copyrights to Purchaser without further consideration to the extent such renewals or the rights thereto are owned by Company on the Closing Date);

(iv)   Any agreements with current actors, producers and directors ("Artists' contracts").

All of the assets being sold to Mac Filmworks, Inc. described in Subsections (i) through (iv) above are hereinafter collectively referred to as the "Assets."

1.02. Excluded Assets. Notwithstanding any other provision hereof, assets of Seller not listed in Section 1.01 shall not be conveyed to Purchaser.

1.03. Closing. The closing of the transactions contemplated hereby (the "Closing") shall occur on _____, 1997 (the "Closing Date"), in the offices of _____ _____, or at such other time and place as shall be mutually agreed to in writing by the parties hereto. The Closing shall commence at 10:00 a.m., local time, on the Closing Date and proceed promptly to conclusion.

1.04. Purchase Price. The total purchase price for the Assets (the "Total Purchase Price") shall consist of cash and stock to be paid as follows: (i) a two-year Two Hundred Thousand Dollar ($200,000) Secured Promissory Note bearing a six percent (6%) interest rate per annum, in the form attached hereto as Exhibit "B"; (ii) Nine Thousand Nine Hundred Ninety Dollars ($9,990) cash; and (iii) 50,000 shares restricted MFI common stock..

1.05. Nonassumption of liabilities of Seller. Purchaser shall not assume any liabilities whatsoever of Seller. Specifically, but not limited to: (i) any federal, state or local income, sales, business or employment tax liability, known or unknown of Seller, (ii) any ad valorem taxes which have become a lien on any of the Assets, or (iii) any liabilities or obligations of Seller which may be incident to or result from the sale of Sellers' assets hereunder or from any dissolution or liquidation of Seller and any resulting distribution of assets.

1.06. Instruments of Transfer; Further Assurances. In order to consummate the transactions contemplated hereby, the following shall be delivered at the Closing:

        (a) Seller shall deliver to Purchaser the Assets listed on Exhibit "A", and the Assignment in the form attached hereto as Exhibit "C",

        (b) Purchaser shall deliver to Seller the Promissory Note for Two Hundred Thousand Dollars ($200,000), certificates representing 50,000 shares of restricted common stock, and a Registration Rights Agreement in the form attached hereto as Exhibit "D".   Seller hereby acknowledges receipt of a cash deposit in the sum of Nine Thousand Nine Hundred Ninety Dollars ($9,990).

        (c) At the Closing, and at all times thereafter as may be necessary, Seller shall execute and deliver to Purchaser such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the Assets and to comply with the purposes and intent of this Agreement.

1.07. Asset Evaluation. Purchaser reserves the right to examine each feature film as to quality and duplicity in the Purchaser's present film library. If, in Purchaser's sole discretion, he finds that any of the feature films are unsuitable for broadcasting or are duplicative, he may return the film to Seller who will replace said film with a film of acceptable quality. In the event a film of acceptable quality is not available, Purchaser may deduct the per film purchase price of Two Thousand Dollars ($2,000) for copyrighted films and One Thousand Dollars ($1,000) for films within the public domain from the balance outstanding under the Promissory Note.

1.08. Partial Registration. On or before September 30, 1998 MFI will either:

    (i)   Register up to 1,000 shares of the stock, pursuant to the terms of the Agreement; or

    (ii)   Arrange for the private resale of the stock at not less than $5.00 per share; or

    (iii)   Sell the shares pursuant to a suitable exemption.

ARTICLE II

Purchaser's Representations and Warranties

Purchaser represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

2.01. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

2.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Purchaser, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Purchaser. This Agreement and each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Purchaser and constitute or will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

2.03. No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-laws of Purchaser or any agreement, indenture or other instrument under which Purchaser is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser.

2.04. Finder's Fee. Purchaser has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.01. Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Seller. This Agreement and each other agreement contemplated hereby have been or will be duly executed and delivered by Seller and constitute or will constitute legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.03. No Violation. Neither the execution and performance of this Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of the Articles of Incorporation or Bylaws of Seller or any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions:

5.01. Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct as of the Closing, subject to any changes contemplated by this Agreement, Seller shall not have discovered any material error, misstatement or omission therein.

5.02. Covenants. Purchaser shall have performed and complied in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by it prior to the Closing.

5.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

ARTICLE VI
Indemnification

6.01. Seller's Indemnity. Subject to the terms and conditions of this Article VI, Seller hereby agrees to indemnify, defend and hold Purchaser and its officers, directors, stockholders agents, attorneys and affiliates harmless from and against all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against or incurred by Purchaser by reason of or resulting from a breach by Seller or of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Seller hereunder.

6.02. Purchaser's Indemnity. Subject to the terms and conditions of this Article VI, Purchaser hereby agrees to indemnify, defend and hold Seller and its officers, directors, agents, attorneys and affiliates harmless from and against all Damages asserted against or incurred by Seller by reason of or resulting from a breach by Purchaser of any representation, warranty or covenant contained herein or in any agreement executed pursuant hereto, or the failure to perform any other condition imposed on Purchaser hereunder.

6.03. Conditions of Indemnification. The respective obligations and liabilities of Seller and Purchaser (the "indemnifying party") to the other (the "party to be indemnified") under Sections 6.01 and 6.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

(a) Within 20 days (or such earlier time as might be required to avoid prejudicing the indemnifying party's position including the entry of a default judgment) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, or with reasonable promptness after the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense; provided, however, that the party to be indemnified may participate in the defense with counsel of its own choice and at its own expense.

(b) In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

        (c) Anything in this Section 6.03 to the contrary notwithstanding, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

        (d) The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

   6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.


ARTICLE VII
Miscellaneous

   7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

   7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

   7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

```
     If to Seller:        Western International, Inc.
                          2899 Agoura Road
                          Westlake Village, CA   91361
                          Attn: Ken Hartford

     with a copy to:


     If to Purchaser:     Mac Filmworks, Inc.
                          9464 Mansfield Road, Suite A-1
                          Shreveport, La.   71118
                          Attn: Jim McCullough

     with a copy to:      Thomas C. Pritchard
                          Brewer & Pritchard, P.C.
                          Texaco Heritage Plaza
                          1111 Bagby, Suite 2450
                          Houston, Texas 77002
```

Any party may change its address for notice by written notice given to the other parties.

7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Texas. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Seller shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:
WESTERN INTERNATIONAL, INC.

By: //s// KEN HARTFORD
Name: KEN HARTFORD
Title: PRESIDENT

PURCHASER:

MAC FILMWORKS, INC.

By //s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

EXHIBIT B

PROMISSORY NOTE

$87,000   Shreveport, Louisiana   July 30, 1997

     FOR VALUE RECEIVED, the undersigned, MAC FILMWORKS, INC. a Texas corporation ("Maker"), hereby promises to pay to the order of WESTERN INTERNATIONAL, INC. ("Payee"), at Shreveport, Louisiana, the principal sum of Eighty-seven Thousand and no/100 Dollars ($87,000), in lawful money in United States of America, which shall be legal tender, in payment of all debts and dues, public and private, at the time of payment, bearing interest and payable as provided herein.

     Interest on the unpaid balance of this Note shall accrue at a rate per annum equal to 6%; provided, however, that such interest shall not exceed the Maximum Rate as hereinafter defined. All past-due principal and interest shall bear interest at the maximum rate permitted by applicable law. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     The principal amount and accrued interest of this Note shall be due and payable two equal installments plus accrued interest, with a first payment due on August 31, 1998 and the succeeding payment due on the same date one year thereafter.

     The installment payments are payable in cash, or upon the written request of Payee thirty (30) days prior to the date payment is due, through the issuance of Maker common stock, $.001 par value.

     This Note may be prepaid in whole or in part, at any time and from time to time, without premium or penalty.

     If any payment of principal or interest on this Note shall become due on a Saturday, Sunday or any other day on which national banks are not open for business, such payment shall be made on the next succeeding business day.

     An event of default means default in the payment of the principal of, and interest on, the Note at its maturity, whatever the reason for such event of default and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any Court or any order, rule or regulation of any administrative governmental body ("Event of Default").

     If an Event of Default shall occur and shall continue for a period of seventy two (72) hours, Payee shall automatically be entitled to shares of Maker common stock. For purposes of this provision, the common stock issued to Payee shall be valued at sixty percent (60%) of the average previous thirty (30) days closing bid price, as quoted by NASDAQ or the OTC Electronic Bulletin Board. Payee shall receive one demand registration right and one piggy-back registration right for shares issued pursuant to this provision.

     Notwithstanding anything to the contrary in this Note or any other agreement entered into in connection herewith, whether now existing or hereafter arising and whether written or oral, it is agreed that the aggregate of all interest and any other charges constituting interest, or adjudicated as constituting interest, and contracted for, chargeable or receivable under this Note or otherwise in connection with this loan transaction, shall under no circumstances exceed the Maximum Rate. In the event the maturity of this Note is accelerated by reason of an Event of

Default under this Note, other agreement entered into in connection herewith or therewith, by voluntary prepayment by Maker or otherwise, then earned interest may never include more than the Maximum Rate, computed from the dates of each advance of the loan proceeds outstanding until payment. If from any circumstance any holder of this Note shall ever receive interest or any other charges constituting interest, or adjudicated as constituting interest, the amount, if any, which would exceed the Maximum Rate shall be applied to the reduction of the principal amount owing on this Note, and not to the payment of interest; or if such excessive interest exceeds the unpaid balance of principal hereof, the amount of such excessive interest that exceeds the unpaid balance of principal hereof shall be refunded to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, to the extent permitted by applicable law (i) any non principal payment shall be characterized as an expense, fee or premium rather than as interest; and (ii) all interest at any time contracted for, charged, received or preserved in connection herewith shall be amortized, prorated, allocated and spread in equal parts during the period of the full stated term of this Note. The term "Maximum Rate" shall mean the maximum rate of interest allowed by applicable federal or state law.

        Except as provided herein, Maker and any sureties, guarantors and endorsers of this Note jointly and severally waive demand, presentment, notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, diligence in collecting, grace, notice and protest, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearance whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder. If any efforts are made to collect or enforce this Note or any installment due hereunder, the undersigned agrees to pay all collection costs and fees, including reasonable attorney's fees.

        This Note shall be construed and enforced under and in accordance with the laws of the State of Louisiana.

        IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

                        MAC FILMWORKS, INC.

                        By: //s// JIM MCCULLOUGH, SR.
                            Jim McCullough, President

EXHIBIT "C"

REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated July __, 1997, is by and between MAC FILMWORKS, INC., a Texas corporation ("Company"), and WESTERN INTERNATIONAL, INC, (the "Holder").

W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and the Holder, the Company has agreed to grant certain Registration Rights (hereinafter defined) to 25,000 of the Holder's shares ("Shares") of the Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE ONE
Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to provide the Holder with the following registration rights with respect to the Shares and any other securities issued or issuable at any time or from time to time in respect of the Shares upon a stock split, stock dividend, recapitalization or other similar event involving the Company (collectively, the "Securities"): one right to "piggyback" on a firm commitment underwritten offering of Company securities, subject to the provisions of this Agreement (the right to one piggyback registration right hereunder being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof acknowledges that such registration right does not constitute a demand registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to piggyback on a firm commitment underwriting of the Company securities pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the Holder written notice of any registration relating to a firm commitment public offering of the Company securities; and (ii) include in such registration (and related qualification under blue sky laws or other compliance, unless such expense or terms of such qualification is unreasonable in comparison to the number of securities to be registered in such jurisdiction, as determined in the sole discretion of the Company), and in the underwriting involved therein, all the Securities specified in Holder's written request or requests, mailed in accordance with Section 3.8 herein within 30 days after the date of such written notice from the Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall be conditioned upon Holder's participation in such underwriting, and the inclusion of the Securities in the underwriting shall be limited to the extent provided herein. The Holder and all other holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit some or all of the Securities that may be included in the registration and underwriting as follows: the number of Securities that may be included in the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

     SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

     (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

     (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

          (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

          (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

          (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

     (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post-effective amendments required for the lawful distribution of the Securities to the public in connection with such registration, of supplying prospectuses, offering circulars or other documents) will be paid by the Company.

(e) In connection with the preparation and filing of a registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holder, its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE TWO
Indemnification

SECTION 2.1 Indemnification by the Company. In the event of any registration of the Securities of the Company under the Securities Act, the Company agrees to indemnity and hold harmless the Holder and each other person who participates as an underwriter in the offering or sale of such securities against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which the Holder or underwriter may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Holder's Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse the Holder's and each such underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based on an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder's specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder's or any such underwriter and shall survive the transfer of the Securities by the Holder.

SECTION 2.2 Indemnification by the Holder. The Company may require, as a condition to including the Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the Holder, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company, within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Notwithstanding the foregoing, the maximum liability hereunder which any holder shall be required to suffer shall be limited to the net proceeds to such Holder from the Shares sold by such Holder in the offering. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of the Securities by the Holder.

SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a Claim referred to in this Article Two, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article Two, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnifying party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such Claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Claim.

SECTION 2.4 Indemnification Payments. The indemnification required by this Article shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

ARTICLE THREE
Miscellaneous

SECTION 3.1 Consent to Amendments. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended or waived only by the written agreement of the Company and the Holder of 51% or more of the Shares and shall be effective only to the extent specifically set forth in such writing.

SECTION 3.2 Term of the Agreement. This Agreement shall terminate with respect to the Holder on the earlier to occur of (i) all of the Securities having been registered as provided in Article One or (ii) _____.

SECTION 3.3 Successors and Assigns. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto are transferable and will bind and inure to the benefit of the respective successors and assigns of the parties hereto, but only if so expressed in writing.

SECTION 3.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

SECTION 3.5 Delays or Omissions. No failure to exercise or delay in the exercise of any right, power or remedy accruing to the Holder on any breach or default of the Company under this Agreement shall impair any such right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

If to the Company, to:

Mac Filmworks, Inc.
9464 Mansfield Road
Shreveport, La. 7118
Attention: President

If to Holder, to:

Western International, Inc.
2899 Agoura Road
Westlake Village, CA
Attention: Ken Hartford

SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Agreement as of the date first set forth above.

COMPANY:

MAC FILMWORKS, INC.

By: //s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

HOLDER:

WESTERN INTERNATIONAL, INC.

By: //s// KEN HARTFORD
Name: Ken Hartford
Title: President

<PAGE>
EXHIBIT 10.11

ASSET PURCHASE AGREEMENT

     This Agreement, dated as of August 14, 1997, is by and between Mac
Filmworks, Inc., ("MFI") a Texas corporation (the "Purchaser") and Jim
McCullough Productions, Inc. ("JMP"), a Delaware Corporation (the "Seller").

                    W I T N E S S E T H:

     WHEREAS, Purchaser desires to purchase certain of Seller's assets
subject to the terms and conditions set forth herein and Seller desires to
sell those assets to Purchaser; and

     WHEREAS, Seller has the power and authority to enter into and carry out
the terms of this Agreement;

     NOW, THEREFORE, in consideration of the mutual representations,
warranties and covenants herein contained, and on the terms and subject to
the conditions herein set forth, the parties hereto hereby agree as follows:

                        ARTICLE I
                     Purchase and Sale

     1.01. Sale and Purchase of Assets. Subject to and upon the terms and
conditions contained herein, at the Closing (as hereinafter defined), Seller
shall sell, transfer, assign, convey and deliver to Purchaser, free and
clear of all liens, claims and encumbrances, and Purchaser shall purchase,
accept and acquire from Seller, the following:

     (i)   (a)   One (1) English-language feature film master recording in
                    35 mm and 1-inch video feature film.

              (b)   Three (3) completed and developed film scripts further
                    described as "movie elements for video masters" and
                    suitable for conversion to one-inch format, as listed in
                    Exhibit "A" hereto.

              (c)   Seller's rights in the underlying contracts and all rights
                    owned or controlled by Seller for the exploitation and
                    other use of such master recordings pertaining thereto,
                    together with the exclusive right, title and interest in
                    and possession of all such master recordings.

     (ii)   (a)   All available collateral materials, including without
                    limitation, trailers, scripts still photographs, posters
                    and press kits relative to the film masters listed in (i)
                    above.

     (iii)   Any copyrights, copyright registration applications, trademarks,
              trademark registrations, trademark registration applications and
              trade names related to film masters, trailers, scripts, still
              photographs, posters and press kits owned or controlled by
              Seller and all renewals thereof it being agreed that Company
              and its assigns shall be obligated to assign and transfer
              copyright renewals to such transferred copyrights to Purchaser
              without further consideration to the extent such renewals or the
              rights thereto are owned by Company on the Closing Date).

     (iv)   Any agreements with current actors, producers and directors
              ("Artists' Contracts").

     All of the assets described in Subsections (i) through (iv) above are
hereinafter collectively referred to as the "Assets."

     1.02. Excluded Assets. Notwithstanding any other provision hereof,
assets of Seller not listed in Section 1.01 shall not be conveyed to

Purchaser.

     1.03. Closing. The closing of the transactions contemplated hereby
(the "Closing") shall occur on _____, 1997 (the "Closing
Date"), in the offices of _____
_____, or at such other time and place as shall be
mutually agreed to in writing by the parties hereto. The Closing shall
commence at 10:00 a.m., local time, on the Closing Date and proceed promptly
to conclusion.

     1.04. Purchase Price.

     The total purchase price for the Assets (the "Total Purchase Price")
shall be 70,000 shares MFI restricted common stock.

     1.05. Nonassumption of liabilities of Seller. Purchaser shall not
assume any liabilities whatsoever of Seller. Specifically, but not limited
to: (i) any federal, state or local income, sales, business or employment
tax liability, known or unknown of Seller, (ii) any ad valorem taxes which
have become a lien on any of the Assets, or (iii) any liabilities or
obligations of Seller which may be incident to or result from the sale of
Sellers' assets hereunder or from any dissolution or liquidation of Seller
and any resulting distribution of assets.

     1.06. Instruments of Transfer; Further Assurances. In order to
consummate the transactions contemplated hereby, the following shall be
delivered at the Closing:

          (a) Seller shall deliver to Purchaser the Assets listed on
Exhibit "A", and the Assignment in the form attached hereto as Exhibit "B".

          (b) Purchaser shall deliver to Seller the certificates
representing 70,000 shares of restricted common stock, and a Registration
Rights Agreement in the form attached hereto as Exhibit "C".

          (c) At the Closing, and at all times thereafter as may be
necessary, Seller shall execute and deliver to Purchaser such other
instruments of transfer as shall be reasonably necessary or appropriate to
vest in Purchaser good and indefeasible title to the Assets and to comply
with the purposes and intent of this Agreement.

     1.07. Partial Registration.   On or before April 30, 1998 MFI agrees
to:

          (i) Register 35,000 shares of the stock or

          (ii) Arrange for the private resale of the stock for not less
          than $5.00 per share.

                              ARTICLE II
                Purchaser's Representations and Warranties

     Purchaser represents and warrants that the following are true and
correct as of this date and will be true and correct through the Closing
Date as if made on that date:

     2.01. Organization and Good Standing. Purchaser is a corporation duly
organized, validly existing and in good standing under the laws of the State
of its incorporation, with all requisite power and authority to carry on the
business in which it is engaged, to own the properties it owns and to
execute and deliver this Agreement and to consummate the transactions
contemplated hereby.

     2.02. Authorization and Validity. The execution, delivery and
performance of this Agreement and the other agreements contemplated hereby
by Purchaser, and the consummation of the transactions contemplated hereby
and thereby, have been duly authorized by Purchaser. This Agreement and

each other agreement contemplated hereby have been or will be prior to Closing duly executed and delivered by Purchaser and constitute or will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

2.03. Capitalization. MFI has the corporate authority to issue a total of _____ shares of common stock, of which _____ shares have been issued and are outstanding. In addition, MFI has issued and outstanding Warrants to purchase an aggregate of _____ shares of common stock, and options to purchase _____ shares of common stock.

2.04. No Violation. Neither the execution and performance of this Agreement or the other agreements contemplated hereby, nor the consummation of the transactions contemplated hereby or thereby, will (a) conflict with, or result in a breach of the terms, conditions and provisions of, or constitute a default under, the Articles of Incorporation or By-laws of Purchaser or any agreement, indenture or other instrument under which Purchaser is bound, or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body having jurisdiction over Purchaser or the properties or assets of Purchaser.

2.05. Finder's Fee. Purchaser has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

ARTICLE III
Representations and Warranties of Seller

Seller represents and warrants that the following are true and correct as of this date and will be true and correct through the Closing Date as if made on that date:

3.01. Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3.02. Authorization and Validity. The execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Seller and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by Seller. This Agreement and each other agreement contemplated hereby have been or will be duly executed and delivered by Seller and constitute or will constitute legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

3.03. No Violation. Neither the execution and performance of this Agreement or the agreements contemplated hereby nor the consummation of the transactions contemplated hereby or thereby will (a) result in a violation or breach of the Articles of Incorporation or Bylaws of Seller or any agreement or other instrument under which Seller is bound or to which any of the assets of Seller are subject, or result in the creation or imposition of any lien, charge or encumbrance upon any of such assets, or (b) violate any applicable law or regulation or any judgment or order of any court or governmental agency. Seller has complied in all material respects with all applicable laws, regulations and licensing requirements, and has filed with the proper authorities all necessary statements and reports. Seller possesses all necessary licenses, franchises, permits and governmental authorizations.

3.04. Consents. No authorization, consent, approval, permit or license of, or filing with, any governmental or public body or authority, any lender or lessor or any other person or entity is required to authorize, or is required in connection with, the execution, delivery and performance of this Agreement or the agreements contemplated hereby on the part of Seller.

3.05. Compliance with Laws. There are no existing violations by Seller of any applicable federal, state or local law or regulation that could affect the property or business of Seller.

3.06. Finder's Fee. Seller has not incurred any obligation for any finder's, broker's or agent's fee in connection with the transactions contemplated hereby.

3.07. Litigation. Seller has not had any legal action or administrative proceeding or investigation instituted or, to the best of the knowledge of Seller, threatened against or affecting, or that could affect any of the assets or business of Seller. Seller is not (a) subject to any continuing court or administrative order, writ, injunction or decree applicable specifically to Seller or to its business, assets, operations or employees, or (b) in default with respect to any such order, writ, injunction or decree. Seller knows of no basis for any such action, proceeding or investigation.

3.08. Title. Seller has good title to all of the Assets being sold to Purchaser by it and that the same are free and clear of all liens and encumbrances and the use, distribution and showing of the Assets will not infringe any copyright claims of any other party.

3.09. Accuracy of Information Furnished. All information furnished to Purchaser by Seller herein or in any exhibit hereto is true, correct and complete in all material respects. Such information states all material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, true, correct and complete.

ARTICLE IV
Purchaser's Conditions Precedent

Except as may be waived in writing by Purchaser, the obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:

4.01. Representations and Warranties. The representations and warranties of Seller contained herein shall be true and correct as of the Closing, and Purchaser shall not have discovered any material error, misstatement or omission therein.

4.02. Covenants. Seller shall have performed and complied with all covenants or conditions required by this Agreement to be performed and complied with by them prior to the Closing.

4.03. Proceedings. No action, proceeding or order by any court or governmental body or agency shall have been threatened in writing, asserted, instituted or entered to restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

4.04. No Material Adverse Change. No material, adverse change in the assets, business operations or financial condition of Seller shall have occurred after the date hereof and prior to the Closing.

ARTICLE V
Seller's Conditions Precedent

Except as may be waived in writing by Seller, the obligations of Seller hereunder are subject to fulfillment at or prior to the Closing of each of the following conditions:

5.01. Representations and Warranties. The representations and warranties of Purchaser contained herein shall be true and correct as of the Closing, subject to any changes contemplated by this Agreement, Seller shall not have discovered any material error, misstatement or omission therein.

    5.02. Covenants. Purchaser shall have performed and complied in all
material respects with all covenants or conditions required by this
Agreement to be performed and complied with by it prior to the Closing.

    5.03. Proceedings. No action, proceeding or order by any court or
governmental body or agency shall have been threatened in writing, asserted,
instituted or entered to restrain or prohibit the carrying out of the
transactions contemplated by this Agreement.

                              ARTICLE VI
                            Indemnification

    6.01. Seller's Indemnity. Subject to the terms and conditions of
this Article VI, Seller hereby agrees to indemnify, defend and hold
Purchaser and its officers, directors, stockholders agents, attorneys and
affiliates harmless from and against all losses, claims, obligations,
demands, assessments, penalties, liabilities, costs, damages, reasonable
attorneys' fees and expenses (collectively, "Damages"), asserted against or
incurred by Purchaser by reason of or resulting from a breach by Seller or
of any representation, warranty or covenant contained herein or in any
agreement executed pursuant hereto, or the failure to perform any other
condition imposed on Seller hereunder.

    6.02. Purchaser's Indemnity. Subject to the terms and conditions of
this Article VI, Purchaser hereby agrees to indemnify, defend and hold
Seller and its officers, directors, agents, attorneys and affiliates
harmless from and against all Damages asserted against or incurred by Seller
by reason of or resulting from a breach by Purchaser of any representation,
warranty or covenant contained herein or in any agreement executed pursuant
hereto, or the failure to perform any other condition imposed on Purchaser
hereunder.

    6.03. Conditions of Indemnification. The respective obligations and
liabilities of Seller and Purchaser (the "indemnifying party") to the other
(the "party to be indemnified") under Sections 6.01 and 6.02 hereof with
respect to claims resulting from the assertion of liability by third parties
shall be subject to the following terms and conditions:

        (a) Within 20 days (or such earlier time as might be required to
avoid prejudicing the indemnifying party's position including the entry of a
default judgment) after receipt of notice of commencement of any action
evidenced by service of process or other legal pleading, or with reasonable
promptness after the assertion in writing of any claim by a third party, the
party to be indemnified shall give the indemnifying party written notice
thereof together with a copy of such claim, process or other legal pleading,
and the indemnifying party shall have the right to undertake the defense
thereof by representatives of its own choosing and at its own expense;
provided, however, that the party to be indemnified may participate in the
defense with counsel of its own choice and at its own expense.

        (b) In the event that the indemnifying party, by the 30th day
after receipt of notice of any such claim (or, if earlier, by the 10th day
preceding the day on which an answer or other pleading must be served in
order to prevent judgment by default in favor of the person asserting such
claim), does not elect to defend against such claim, the party to be
indemnified will (upon further notice to the indemnifying party) have the
right to undertake the defense, compromise or settlement of such claim on
behalf of and for the account and risk of the indemnifying party and at the
indemnifying party's expense, subject to the right of the indemnifying party
to assume the defense of such claims at any time prior to settlement,
compromise or final determination thereof.

        (c) Anything in this Section 6.03 to the contrary
notwithstanding, the indemnifying party shall not settle any claim without
the consent of the party to be indemnified unless such settlement involves

only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified, which consent shall not be unreasonably withheld.

        (d) The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

    6.04. Remedies Not Exclusive. The remedies provided in this Article VI shall not be exclusive of any other rights or remedies available by one party against the other, either at law or in equity.

ARTICLE VII
Miscellaneous

    7.01. Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by the party against which enforcement of the amendment, modification or supplement is sought.

    7.02. Assignment. Neither this Agreement nor any right created hereby shall be assignable by either party hereto, except by Purchaser to a wholly-owned subsidiary of Purchaser.

    7.03. Notice. Any notice or communication must be in writing and given by depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering the same in person. Such notice shall be deemed received on the date on which it is hand-delivered or on the third business day following the date on which it is so mailed. For purposes of notice, the addresses of the parties shall be:

        If to Seller: Jim McCullough Productions, Inc.
                           P.O. Box 8846
                           Shreveport, La. 71108
                           Attn: Board of Directors

        with a copy to:

        If to Purchaser: Mac Filmworks, Inc.
                           9464 Mansfield Road, Suite A-1
                           Shreveport, La. 71118
                           Attn: Jim McCullough

        with a copy to: Thomas C. Pritchard
                           Brewer & Pritchard, P.C.
                           Texaco Heritage Plaza
                           1111 Bagby, Suite 2450
                           Houston, Texas 77002

Any party may change its address for notice by written notice given to the other parties.

    7.04. Entire Agreement. This Agreement and the exhibits hereto supersede all prior agreements and understandings relating to the subject matter hereof, except that the obligations of any party under any agreement executed pursuant to this Agreement shall not be affected by this Section.

    7.05. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorney fees), except that each party hereto agrees to pay the costs and expenses, including reasonable attorney fees, incurred by the other parties in successfully (a) enforcing any of the terms of this Agreement, or (b) proving that the other parties breached any of the terms of this Agreement in any material respect.

7.06. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

7.07. Specific Performance. Seller acknowledges that a refusal by Seller to consummate the transaction contemplated hereby, will cause irrevocable harm to Purchaser, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult. Therefore, Purchaser shall be entitled, in addition to, and without having to prove the inadequacy of, other remedies at law, to specific performance of this Agreement, as well as injunctive relief (without being required to post bond or other security).

7.08. Survival of Representations, Warranties and Covenants. The representations, warranties and covenants contained herein shall survive the Closing and all statements contained in any certificate, exhibit or other instrument delivered by or on behalf of Seller or Purchaser pursuant to this Agreement shall be deemed to have been representations and warranties by Seller or Purchaser, as the case may be, and shall survive the Closing and any investigation made by any party hereto or on its behalf.

7.09. Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed, construed and enforced in accordance with the laws of the State of Louisiana. The parties agree that any litigation relating directly or indirectly to this Agreement must be brought before and determined by a court of competent jurisdiction within the State of Louisiana.

7.10. Captions. The captions in this Agreement are for convenience of reference only and shall not limit or otherwise affect any of the terms or provisions hereof.

7.11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

7.12. Taxes. Seller shall be liable for and shall indemnify Purchaser against all sales, use or other taxes resulting from the transactions contemplated hereby.

7.13. Offset. Notwithstanding anything to the contrary contained herein, Seller agrees that Purchaser shall be entitled to credit and offset against any payments due by Purchaser as a result of Seller's breach of any of the terms and conditions hereof.

7.14. Bulk Transfer Laws. Prior to the Closing, the parties hereto will comply in all respects with any applicable bulk transfer laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                          SELLER:

                          JIM MCCULLOUGH PRODUCTIONS, INC.

                          By://s// JIM MCCULLOUGH, SR.
                          Name: Jim McCullough, Sr.

Title: President

PURCHASER:

MAC FILMWORKS, INC.

By://s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

Assets Purchased from Jim McCullough Productions, Inc.

Film, CREATURE FROM BLACK LAKE
Scripts for three completed motion pictures
Distributions rights fro "JD & the Salt Flat Kid"

```
                         EXHIBIT "B"

                         ASSIGNMENT


     FOR GOOD AND VALUABLE CONSIDERATION, the receipt, sufficiency and
adequacy of which are hereby acknowledged, Jim McCullough Productions, Inc.
("JMP") does hereby:

     SELL, ASSIGN AND TRANSFER to Mac Filmworks, Inc., a Texas corporation,
the assets listed on Exhibit "A" attached hereto for its own use and for use
of its successors and assigns (the "Assets");

     WARRANT AND COVENANT that no assignment, grant, mortgage, license or
other agreement affecting the rights and property herein conveyed by the
undersigned has been or will be made to others;

     WARRANT AND COVENANT that the Assets are free and clear of all liens
and encumbrances and the use, distribution and showing of the assets will
not infringe any copyright claims of any party;

     COVENANT, when requested and at the expense of the assignee, to execute
all additional instruments and to do all things necessary for carrying out
the purpose of this instrument;

     TO BE BINDING on the assigns and successors of the undersigned and
extend to the successors and assigns.

     IN WITNESS WHEREOF, the undersigned hereby executes this agreement the
14th day of August, 1997.


                         ASSIGNOR:

                         JIM MCCULLOUGH PRODUCTIONS, INC.


                         By://s// JIM MCCULLOUGH, SR.
                         Name:  Jim McCullough, Sr.
                         Title:    President
```

EXHIBIT "C"

REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement"), dated June 14,
1997, is by and between MAC FILMWORKS, INC., a Texas corporation
("Company"), and JIM MCCULLOUGH PRODUCTIONS, INC. , (the "Holder").

W I T N E S S E T H:

     WHEREAS, in connection with the transaction by and between Company and
the Holder, the Company has agreed to grant certain Registration Rights
(hereinafter defined) to 35,000 of the Holder's shares ("Shares") of the
Company's common stock, par value $.001 per share ("Common Stock").

     NOW, THEREFORE, in consideration of the premises and the mutual
covenants contained herein, and other good and valuable consideration, the
receipt and sufficiency of which is hereby acknowledged, the parties hereto
agree as follows:

ARTICLE ONE
Registration Rights Agreement

     SECTION 1.1 Registration Rights Available. The Company agrees to
provide the Holder with the following registration rights with respect to
the Shares and any other securities issued or issuable at any time or from
time to time in respect of the Shares upon a stock split, stock dividend,
recapitalization or other similar event involving the Company (collectively,
the "Securities"): one right to "piggyback" on a firm commitment
underwritten offering of Company securities, subject to the provisions of
this Agreement (the right to one piggyback registration right hereunder
being "Registration Rights").

     SECTION 1.2 No Demand Registration. The undersigned hereof
acknowledges that such registration right does not constitute a demand
registration right.

     SECTION 1.3 Piggyback Registration. With respect to Holder's right to
piggyback on a firm commitment underwriting of the Company securities
pursuant to Section 1.1, the parties agree as follows:

     (a) Pursuant to Section 1.1, the Company will (i) promptly give to the
Holder written notice of any registration relating to a firm commitment
public offering of the Company securities; and (ii) include in such
registration (and related qualification under blue sky laws or other
compliance, unless such expense or terms of such qualification is
unreasonable in comparison to the number of securities to be registered in
such jurisdiction, as determined in the sole discretion of the Company), and
in the underwriting involved therein, all the Securities specified in
Holder's written request or requests, mailed in accordance with Section 3.8
herein within 30 days after the date of such written notice from the
Company.

     (b) The right of Holder to registration pursuant to Section 1.1 shall
be conditioned upon Holder's participation in such underwriting, and the
inclusion of the Securities in the underwriting shall be limited to the
extent provided herein. The Holder and all other holders proposing to
distribute their securities through such underwriting shall (together with
the Company and the other holders distributing their securities through such
underwriting) enter into an underwriting agreement in customary form with
the managing underwriter selected for such underwriting by the Company.
Notwithstanding any other provision of this Agreement, if the managing
underwriter determines that marketing factors require a limitation of the
number of shares to be underwritten, the managing underwriter may limit some
or all of the Securities that may be included in the registration and
underwriting as follows: the number of Securities that may be included in

the registration and underwriting by the Holder shall be determined by multiplying the number of shares of Securities of all selling shareholders of the Company which the managing underwriter is willing to include in such registration and underwriting, times a fraction, the numerator of which is the number of Securities requested to be included in such registration and underwriting by the Holder, and the denominator of which is the total number of Securities which all selling shareholders of the Company have requested to have included in such registration and underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company may round the number of shares allocable to any such person to the nearest 100 shares. If the Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the managing underwriter, delivered not less than seven days before the effective date. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to 120 days after the effective date of the registration statement relating thereto, or such other shorter period of time as the underwriters may require.

     SECTION 1.4 Registration Procedure. With respect to each Registration Right, the following provisions shall apply:

     (a) The Holder shall be obligated to furnish to the Company and the underwriters (if any) such information regarding the Securities and the proposed manner of distribution of the Securities as the Company and the underwriters (if any) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein and shall otherwise cooperate with the Company and the underwriters (if any) in connection with such registration, qualification or compliance.

     (b) With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities (used herein as defined in Rule 144 under the Securities Act) to the public without registration, the Company agrees to use its best lawful efforts to:

          (i) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times during which the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act");

          (ii) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements); and

          (iii) So long as the Holder owns any Restricted Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 and with regard to the Securities Act and the Exchange Act (at all times during which the Company is subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Holder may reasonably request in availing themselves of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

     (c) The Company agrees that it will furnish to the Holder such number of prospectuses, offering circulars or other documents incident to any registration, qualification or compliance referred to herein as provided or, if not otherwise provided, as the Holder from time to time may reasonably request.

     (d) All expenses (except for costs of any interim audit required by underwriters, any underwriting and selling discounts and commissions and legal fees for Holder's attorneys) of any registrations permitted pursuant to this Agreement and of all other offerings by the Company (including, but

not limited to, the expenses of any qualifications under the blue-sky or other state securities laws and compliance with governmental requirements of preparing and filing any post-effective amendments required for the lawful distribution of the Securities to the public in connection with such registration, of supplying prospectuses, offering circulars or other documents) will be paid by the Company.

(e) In connection with the preparation and filing of a registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holder, its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE TWO
Indemnification

SECTION 2.1 Indemnification by the Company. In the event of any registration of the Securities of the Company under the Securities Act, the Company agrees to indemnity and hold harmless the Holder and each other person who participates as an underwriter in the offering or sale of such securities against any and all claims, demands, losses, costs, expenses, obligations, liabilities, joint or several, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees (collectively, "Claims"), to which the Holder or underwriter may become subject under the Securities Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Holder's Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse the Holder's and each such underwriter for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Claim (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Claim (or action or proceeding in respect thereof) or expense arises out of or is based on an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder's specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder's or any such underwriter and shall survive the transfer of the Securities by the Holder.

SECTION 2.2 Indemnification by the Holder. The Company may require, as a condition to including the Securities in any registration statement filed pursuant to this Agreement, that the Company shall have received an undertaking satisfactory to it from the Holder, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.1) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company, within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance on and in conformity with written information furnished to the Company through an instrument duly executed by the Holder specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary

prospectus, amendment or supplement. Notwithstanding the foregoing, the
maximum liability hereunder which any holder shall be required to suffer
shall be limited to the net proceeds to such Holder from the Shares sold by
such Holder in the offering. Such indemnity shall remain in full force and
effect, regardless of any investigation made by or on behalf of the Company
or any such director, officer or controlling person and shall survive the
transfer of the Securities by the Holder.

     SECTION 2.3 Notices of Claims, etc. Promptly after receipt by an
indemnified party of notice of the commencement of any action or proceeding
involving a Claim referred to in this Article Two, such indemnified party
will, if a claim in respect thereof is to be made against an indemnifying
party, give written notice to the latter of the commencement of such action,
provided that the failure of any indemnified party to give notice as
provided herein shall not relieve the indemnifying party of its obligations
under this Article Two, except to the extent that the indemnifying party is
actually prejudiced by such failure to give notice. In case any such action
is brought against an indemnifying party, unless in such indemnified party's
reasonable judgment a conflict of interest between such indemnified and
indemnifying parties may exist in respect of such Claim, the indemnifying
party shall be entitled to participate in and to assume the defense thereof,
jointly with any other indemnifying party similarly notified to the extent
that it may wish, with counsel reasonably satisfactory to such indemnified
party, and after notice from the indemnifying party to such indemnified
party of its election so to assume the defense thereof, the indemnifying
party shall not be liable to such indemnified party for any legal or other
expenses subsequently incurred by the latter in connection with the defense
thereof other than reasonable costs of investigation. No indemnifying party
shall, without the consent of the indemnified party, consent to entry of any
judgment or enter into any settlement that does not include as an
unconditional term thereof the giving by the claimant or plaintiff to such
indemnified party of a release from all liability in respect of such Claim.

     SECTION 2.4 Indemnification Payments. The indemnification required by
this Article shall be made by periodic payments of the amount thereof during
the course of the investigation or defense, as and when bills are received
or expense, loss, damage or liability is incurred.

                              ARTICLE THREE
                              Miscellaneous

     SECTION 3.1 Consent to Amendments. Except as otherwise expressly
provided herein, the provisions of this Agreement may be amended or waived
only by the written agreement of the Company and the Holder of 51% or more
of the Shares and shall be effective only to the extent specifically set
forth in such writing.

     SECTION 3.2 Term of the Agreement. This Agreement shall terminate
with respect to the Holder on the earlier to occur of (i) all of the
Securities having been registered as provided in Article One or (ii)
_____.

     SECTION 3.3 Successors and Assigns. Except as otherwise expressly
provided herein, all covenants and agreements contained in this Agreement by
or on behalf of any of the parties hereto are transferable and will bind and
inure to the benefit of the respective successors and assigns of the parties
hereto, but only if so expressed in writing.

     SECTION 3.4 Severability. Whenever possible, each provision of this
Agreement will be interpreted in such a manner as to be effective and valid
under applicable law, but if any provision of this Agreement is held to be
prohibited by or invalid under applicable law, such provision will be
ineffective only to the extent of such prohibition or invalidity, without
invalidating the remainder of this Agreement.

     SECTION 3.5 Delays or Omissions. No failure to exercise or delay in
the exercise of any right, power or remedy accruing to the Holder on any
breach or default of the Company under this Agreement shall impair any such

right, power or remedy nor shall it be construed to be a waiver of any such breach or default.

SECTION 3.6 Remedies Cumulative. All remedies under this Agreement, or by law or otherwise afforded to any party hereto shall be cumulative and not alterative.

SECTION 3.7 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. Unless clearly denoted otherwise, any reference to Articles or Sections contained herein shall be to the Articles or Sections of this Agreement.

SECTION 3.8 Notices. Any notices required or permitted to be sent hereunder shall be delivered personally or mailed, certified mail, return receipt requested, to the following addresses, and shall be deemed to have been received on the day of personal delivery or within three business days after deposit in the mail, postage prepaid:

If to the Company, to:

Mac Filmworks, Inc.
9464 Mansfield, Suite A-1
Shreveport, La. 7118
Attention: President

If to Holder, to:

Jim McCullough Productions, Inc.
P.O. Box 8846
Shreveport, La. 71108
Attn: Board of Directors

SECTION 3.9 Governing Law. The validity, meaning and effect of this Agreement shall be determined in accordance with the laws of the State of Louisiana applicable to contracts made and to be performed in that state.

SECTION 3.10 Final Agreement. This Agreement, together with those documents expressly referred to herein, constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings.

SECTION 3.11 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument.

The parties hereto have executed this Agreement as of the date first set forth above.

COMPANY:

MAC FILMWORKS, INC.

By://s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

HOLDER:

JIM MCCULLOUGH PRODUCTIONS, INC.

By://s// JIM MCCULLOUGH, SR.
Name: Jim McCullough, Sr.
Title: President

```
<PAGE>
```
EXHIBIT 23.1

                        INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the incorporation of our report dated May 7, 2002
in the Registration Statement on Form SB-2 of Mac Filmworks, Inc. dated
October 4, 2002.

We also consent to the references to us under the heading "Experts" in
such Document.

October 4, 2002

/s/ MALONE & BAILEY, PLLC
Malone & Bailey, PLLC

www.malone-bailey.com
Houston, Texas